    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997



                                                      REGISTRATION NO. 333-32001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         NEXTLINK COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

               WASHINGTON                                   4813                                   91-1738221
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
           of incorporation)                    Classification Code Number)                   Identification No.)

                            ------------------------

  155 108TH AVENUE N.E., 8TH FLOOR, BELLEVUE, WASHINGTON 98004, (425) 519-8900
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                           R. BRUCE EASTER, JR., ESQ.
                        155 108TH AVENUE N.E., 8TH FLOOR
                           BELLEVUE, WASHINGTON 98004
                                 (425) 519-8900
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:

               BRUCE R. KRAUS, ESQ.                           ROBERT E. BUCKHOLZ, JR., ESQ.
             WILLKIE FARR & GALLAGHER                              SULLIVAN & CROMWELL
               ONE CITICORP CENTER                                   125 BROAD STREET
               153 EAST 53RD STREET                              NEW YORK, NEW YORK 10004
             NEW YORK, NEW YORK 10022                                 (212) 558-4000
                  (212) 821-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                            PROPOSED            PROPOSED
                                                                            MAXIMUM             MAXIMUM
                                                                            OFFERING           AGGREGATE
        TITLE OF EACH CLASS OF SECURITIES             AMOUNT TO BE         PRICE PER            OFFERING           AMOUNT OF
                TO BE REGISTERED                       REGISTERED           SHARE(1)            PRICE(1)        REGISTRATION FEE
Class A Common Stock, $.02 par value.............    15,180,000(2)           $16.00           $242,880,000         $73,601(3)



(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.



(2) Includes 1,980,000 shares of Class A Common Stock that may be sold pursuant to the Underwriters' over-allotment option.



(3) $17,843 paid herewith, $55,758 previously paid in connection with the initial filing of this Registration Statement.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent offering outside of the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages, the section entitled "Underwriting," and the inclusion in the International Prospectus of a section entitled "Certain United States Federal Tax Considerations for Non-United States Holders." Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                                AUGUST 28, 1997


PROSPECTUS


                                                    [LOGO]

13,200,000 SHARES


NEXTLINK COMMUNICATIONS, INC.

CLASS A COMMON STOCK


($.02 PAR VALUE)



Of the 13,200,000 shares of Class A Common Stock, par value $.02 per share (the "Class A Common Stock"), offered hereby 10,000,000 shares (the "Company Offering") are being sold by NEXTLINK Communications, Inc., a Washington corporation (the "Company" or "NEXTLINK") and 3,200,000 are being sold by Eagle River Investments, L.L.C., a Washington limited liability company ("Eagle River" or the "Selling Shareholder"). See "Security Ownership of Certain Beneficial Owners and Management." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. See "Use of Proceeds." Of the 13,200,000 shares of Class A Common Stock offered, 10,560,000 shares are being offered by the U.S. Underwriters (as defined herein) in the United States and Canada (the "U.S. Stock Offering") and 2,640,000 shares are being offered by the International Underwriters (as defined herein), in a concurrent offering outside the United States and Canada (the "International Stock Offering" and together with the U.S. Stock Offering, the "Stock Offering"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the U.S. Stock Offering and the International Stock Offering. See "Underwriting." The closing of the U.S. Stock Offering and the International Stock Offering are conditioned upon each other. Prior to the Stock Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share of Class A Common Stock. For factors to be considered in determining the initial public offering price, see "Underwriting." The Underwriters have reserved up to 1,980,000 shares of Class A Common Stock offered in the Stock Offering for sale at the initial public offering price to officers, directors, employees and other persons designated by the Company who have expressed an interest in purchasing shares.



The Company has two classes of common stock, the Class A Common Stock and the Class B Common Stock, $.02 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The rights of the Class A Common Stock and the Class B Common Stock are substantially identical, except that holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to 10 votes per share. The Class B Common Stock is fully convertible at any time into Class A Common Stock, at the option of the holder, on a one-for-one basis. The Common Stock votes as one class on all matters generally submitted to a vote of stockholders, including the election of directors. See "Description of Capital Stock."


Concurrently with the Stock Offering, the Company is offering $200 million
aggregate principal amount of    % Senior Notes due 2007 (the "New Notes")
pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Debt Offering" and, together with the Stock Offering, the "Offerings"). The consummation of the Stock Offering is not contingent upon the consummation of the Debt Offering.


After the Stock Offering, Eagle River, which is controlled by Craig O. McCaw, will own approximately 83% of the Class B Common Stock, representing 80% of the total voting power of the Company. See "Risk Factors-- Control by Craig O. McCaw; Potential Conflicts of Interest," "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."



The Class A Common Stock has been qualified for inclusion in the Nasdaq National Market under the symbol "NXLK."


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                        PRICE TO           UNDERWRITING       PROCEEDS TO        PROCEEDS TO
                                        PUBLIC             DISCOUNT           COMPANY (1)        SELLING SHAREHOLDER
Per Share.............................  $                  $                  $                  $
Total (2).............................  $                  $                  $                  $



(1) Before deducting offering expenses payable by the Company, estimated to be $625,000.



(2) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 1,980,000 additional shares of Class A Common Stock at the Price to Public, less the Underwriting Discount, solely to cover overallotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $    , $    and $    , respectively. See "Underwriting."


The shares of Class A Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository
Trust Company, on or about             , 1997.

SALOMON BROTHERS INC
              MERRILL LYNCH & CO.
                           BEAR, STEARNS & CO. INC.
                                                         LAZARD FRERES & CO. LLC

The date of this Prospectus is             , 1997.

[MAP OF THE UNITED STATES DEPICTING THE LOCATIONS OF THE COMPANY'S NETWORKS AND
                                MARKETS SERVED]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. REFERENCE IS MADE TO, AND THIS PROSPECTUS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION, INCLUDING THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, CONTAINED HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "NEXTLINK" AND THE "COMPANY" REFER TO NEXTLINK COMMUNICATIONS, INC., A WASHINGTON CORPORATION, ITS CONSOLIDATED SUBSIDIARIES AND 40% MEMBERSHIP INTEREST IN TELECOMMUNICATIONS OF NEVADA, LLC, WHICH OPERATES A NETWORK THAT IS MANAGED BY THE COMPANY. ALL OPERATIONAL STATISTICS OF THE COMPANY INCLUDED IN THIS PROSPECTUS INCLUDE 100% OF THE OPERATIONAL STATISTICS OF TELECOMMUNICATIONS OF NEVADA, LLC. THE COMPANY IS THE SUCCESSOR TO NEXTLINK COMMUNICATIONS, L.L.C., A WASHINGTON LIMITED LIABILITY COMPANY THAT MERGED WITH AND INTO THE COMPANY EFFECTIVE JANUARY 31, 1997. ALL FINANCIAL AND OPERATIONAL DATA PRESENTED FOR PERIODS PRIOR TO JANUARY 31, 1997 RELATE TO NEXTLINK COMMUNICATIONS, L.L.C. CAPITALIZED TERMS USED IN THIS PROSPECTUS, WHICH ARE NOT OTHERWISE DEFINED HEREIN, HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM IN THE GLOSSARY INCLUDED AS ANNEX A HERETO. INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, (I) GIVES EFFECT TO THE 0.441336-FOR-1 REVERSE STOCK SPLIT OF BOTH THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK EFFECTED IN CONNECTION WITH THE STOCK OFFERING, (II) ASSUMES THAT THE SELLING SHAREHOLDER WILL CONVERT 3,200,000 SHARES OF CLASS B COMMON STOCK INTO 3,200,000 SHARES OF CLASS A COMMON STOCK AT THE CLOSING OF THE STOCK OFFERING, WHICH SHARES ARE BEING OFFERED HEREBY AND (III) ASSUMES THAT THE OVER-ALLOTMENT OPTION THAT HAS BEEN GRANTED TO THE UNDERWRITERS IN THE STOCK OFFERING WILL NOT BE EXERCISED.


                                  THE COMPANY

    NEXTLINK was founded in 1994 by Craig O. McCaw, its principal equity owner, to provide local facilities-based telecommunications services to its targeted customer base of small and medium-sized businesses. In July 1996, NEXTLINK became one of the first competitive local exchange carriers ("CLECs") in the United States to provide facilities-based switched local services under the Telecommunications Act of 1996 (the "Telecom Act"), which opened the entire local exchange market to competition. In each of the markets it serves, NEXTLINK seeks to become a principal competitor to the incumbent local exchange carrier ("ILEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices.

    The market potential for competitive telecommunications services is large and growing. Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. The Telecom Act, the FCC's issuance of rules for competition and pro-competitive policies developed by state regulatory commissions have created opportunities for new entrants, including the Company, to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages, and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    The Company's targeted customer base within the national telecommunications market is small to medium-sized businesses, generally those businesses with fewer than 50 access lines. Based on consultants' reports, the Company estimates that as of year end 1996, there were approximately 170 million access lines nationwide, including approximately 55 million business lines.

    The Company develops and operates high capacity, fiber optic networks with broad market coverage in a growing number of markets across the United States. In its switched local service markets, the Company offers its customers a bundled package of local and long distance services and also offers dedicated transmission and competitive access services to long distance carriers and end users. In addition, NEXTLINK offers several non-network-based enhanced communications services to customers nationwide, including a variety of interactive voice response ("IVR") products and a virtual communications center for mobile professionals and workgroups.

    The Company currently operates 14 facilities-based networks providing switched local and long distance services in 23 markets in seven states. The Company anticipates that an additional three markets will be served by three additional networks by December 1997. These 26 markets, in addition to four other markets currently under development, have a total of approximately 8.0 million addressable business lines. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998.

    NEXTLINK is pursuing its targeted customer base in markets of all sizes. In larger markets, the Company has operational networks in Los Angeles and Philadelphia, and networks under development in Chicago and New York City. The Company also has operational networks in medium-sized markets such as Las Vegas and Nashville as well as smaller markets that have been clustered in Orange County, California and central Pennsylvania. The Company will enter larger markets on a stand-alone basis where it is economically attractive to do so and where competitive and other market factors warrant such entry. The Company also considers pursuing smaller markets where it can extend or cluster an existing network with relatively little incremental capital. The Company anticipates that the addressable business lines in the larger markets that it is currently operating and developing will represent the majority of the Company's addressable business lines by year end 1998.


    NEXTLINK has experienced significant growth in its customer base. NEXTLINK's customer access lines in service have increased from 8,511 access lines at December 31, 1996 to 17,409 access lines at June 30, 1997. In those markets where the Company has offered switched local services for at least 12 months, the Company has increased its access lines in service from 8,511 at December 31, 1996 to 15,450 at June 30, 1997. The Company has also achieved significant growth in the rate of quarterly installations of new customer access lines, from a total of 1,604 in the fourth quarter of 1996 to 6,153 in the second quarter of 1997. At the end of July 1997, the Company had a total of 21,015 installed access lines. For those markets in which the Company has offered switched local services for at least 12 months, the rate increased from 1,604 installations in the fourth quarter of 1996 to 4,310 in the second quarter of 1997.



    NEXTLINK believes that a critical factor in the successful implementation of its strategy is the quality of its management team and their extensive experience in the telecommunications industry. The Company has built a management team that it believes is well suited to challenge the dominance of the ILECs in the local exchange market. Craig O. McCaw, the Company's founder and principal equity owner, Steven W. Hooper, the Company's Chairman of the Board, Wayne M. Perry, the Company's Vice Chairman and Chief Executive Officer, and James F. Voelker, the Company's President, each has 15 or more years of experience in leading companies in competitive segments of the telecommunications industry. In addition, the presidents of the Company's operating subsidiaries and the Company's senior officers have an average of 14 years of experience in the telecommunications industry. Mr. Hooper and Mr. Perry are the most recent additions to the NEXTLINK executive management team, both of whom were members of the senior management team at McCaw Cellular Communications, Inc. ("McCaw Cellular") during the years in which it became the nation's largest cellular telephone company. Following McCaw Cellular's sale to AT&T Corp. in 1994, Messrs. Perry and Hooper were Vice Chairman and Chief Executive Officer, respectively, of AT&T Wireless Services, Inc.


BUSINESS STRATEGY

    The Company has built an end user-focused, locally oriented organization dedicated to providing switched local and long distance telephone service at competitive prices to small and medium-sized businesses. The key components of the Company's strategy to become a leading provider of competitive telecommunications services and maximize penetration of its targeted customer base are:

        PROVIDE INTEGRATED TELECOMMUNICATIONS SERVICES TO SMALL AND MEDIUM-SIZED BUSINESSES. The Company primarily focuses its sales efforts for switched local and long distance services on small and medium-sized businesses and professional groups, those businesses having fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company has chosen to focus on this segment based on its expectations that higher gross margins will generally be available on services provided to these customers as compared with larger businesses, and that ILECs may be less likely to apply significant resources towards retaining these customers. The Company expects to attract and retain these customers through a direct sales effort by offering: (i) bundled local and long distance services, as well as the Company's enhanced communications services; (ii) up to a 10% to 15% discount to comparable pricing by the ILEC, depending on the individual market; and
    (iii) responsive customer service and support provided on a local level.

        FOSTER DECENTRALIZED LOCAL MANAGEMENT AND CONTROL. The Company believes that its success will be enhanced by building locally based management teams that are responsible for the success of each of its operational markets. The Company has recruited experienced entrepreneurs and industry executives as presidents of each of the Company's operating subsidiaries, many of whom have previously built and led their own start-up telecommunications businesses. The local presidents and their teams are charged with achieving growth objectives in their respective markets and have decision making authority in key operating areas, including customer care, network growth and building connectivity, and managing the relationship and provisioning efforts with the ILEC. The Company has established an incentive based compensation policy for these management teams that is based upon the achievement of targeted growth and operational objectives. The Company believes that this local management focus will provide a critical competitive edge in customer acquisition and retention in each market.

        FURTHER DEVELOP EFFECTIVE DIRECT SALES AND CUSTOMER CARE
    ORGANIZATIONS. NEXTLINK is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its sales force to approximately 200 salespeople by year end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. To ensure customer satisfaction, each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year end 1996 to 81 customer care employees at June 30, 1997.

        CONTINUOUSLY IMPROVE PROVISIONING PROCESSES TO ACCELERATE REVENUE GROWTH. The Company believes that the immediate challenge for CLECs will be developing effective provisioning systems, which include the complex process of transitioning ILEC customers to the Company's network. Accordingly, the Company has begun to identify and will focus, as a key competitive strategy, on implementing best provisioning practices in each of its markets that will provide for rapid and seamless transitions of customers from the ILEC to the Company. To support the provisioning of its services, the Company has begun the long-term development of a comprehensive information technology platform geared toward delivering information and automated ordering and provisioning capability directly to the end-user as well as to the Company's internal staff. The Company believes that these practices and its comprehensive information technology platform, as developed, will provide the Company with a long-term competitive advantage and allow it to implement more rapidly switched local services in its markets and to shorten the time between the receipt of a customer order and the generation of revenues.

        DEVELOP HIGH CAPACITY FIBER OPTIC NETWORKS WITH BROAD MARKET
    COVERAGE. NEXTLINK has and intends to continue to approach network design with a long-term view focusing on three key elements. First, the Company designs and builds its networks to provide extensive coverage of those areas where the density of business lines is highest and to enable the Company to provide direct connections to a high percentage of commercial buildings and ILEC central offices situated near the network. Over time, this broad coverage is expected to result in a higher proportion of traffic that is both originated and terminated on the Company's networks, which should provide higher long-term operating margins. Second, the Company constructs high capacity networks that utilize large fiber bundles capable of carrying high volumes of voice, data, video and Internet traffic as well as other high bandwidth services. This strategy should reduce potential "overbuild" costs and provide added network capacity as the Company adds high bandwidth services in the future. In Atlanta, Chicago, New York and Newark, New Jersey, the Company will utilize leased dark fiber and fiber capacity to launch facilities-based services and begin building a customer base in advance of completing construction of its own fiber optic network in these markets. Third, the Company employs a uniform technology platform based on Nortel DMS 500 switches (ten of which are currently installed, including one switch that has been installed at the Company's testing and network operations control center, and an additional four of which are currently planned to be installed by the end of the first quarter of 1998), associated distribution technology and other common transmission technologies enabling the Company to (i) deploy features and functions quickly in all of its networks, (ii) expand switching capacity in a cost effective manner and
    (iii) lower maintenance costs through reduced training and spare parts requirements. The Company also utilizes unbundled loops from the ILEC to connect the Company's switch and network to end user buildings and is evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport.

        CONTINUE MARKET EXPANSION. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998. The Company anticipates continuing to expand into new geographic areas, including additional large markets, as opportunities arise either through building new networks, acquiring existing networks or acquiring or leasing dark fiber and fiber capacity. NEXTLINK also believes that its strategy of operating its networks in clusters (i) offers substantial advantages including economies of scale in management, marketing, sales and network operations, (ii) enables the Company to capture a greater percentage of regional traffic and to develop regional pricing plans, because the Company believes that a significant level of traffic terminates within 300 miles of its origination and (iii) provides opportunities in smaller markets that are too small to develop on a stand alone basis.

        OFFER ENHANCED COMMUNICATIONS SERVICES. NEXTLINK offers customers value-added services that are not dependent on the Company's local facilities. The Company believes that with these services it can establish a customer base in a market in advance of constructing network facilities as well as offer additional services in markets where the Company has constructed facilities. The Company plans to market its enhanced communications service offerings in all of its markets, as well as in areas of planned network expansion. This should increase the Company's visibility, develop customer relationships and assist the Company in attracting local exchange customers when it operates networks in these markets.

                               THE STOCK OFFERING


Class A Common Stock offered by the Company:
  U.S. Stock Offering........................  8,000,000 shares
  International Stock Offering...............  2,000,000 shares
    Total....................................  10,000,000 shares
Class A Common Stock offered by the Selling
  Shareholder:
  U.S. Stock Offering........................  2,560,000 shares
  International Stock Offering...............  640,000 shares
    Total....................................  3,200,000 shares
Common Stock to be outstanding after the
  Stock Offering(1):
  Class A Common Stock.......................  13,526,009 shares
  Class B Common Stock.......................  34,406,523 shares
    Total....................................  47,932,532 shares
Use of Proceeds..............................  The Company intends to use substantially all of the net proceeds from the Company Offering
                                               for expenditures relating to the expansion of
                                               existing networks and services, the
                                               development and acquisition of new networks
                                               and services and the funding of operating
                                               losses and working capital. The Company will
                                               not receive any of the proceeds from the sale
                                               of 3,200,000 shares of Class A Common Stock
                                               offered by the Selling Shareholder. See "Use
                                               of Proceeds."
Nasdaq National Market symbol................  NXLK
Concurrent Debt Offering.....................  Concurrently with the Stock Offering, the
                                               Company is offering $200.0 million aggregate
                                               principal amount of New Notes. The
                                               consummation of the Stock Offering is not
                                               contingent upon the consummation of the Debt
                                               Offering. The use of proceeds from the Debt
                                               Offering are substantially the same as the
                                               Company Offering. See "Description of Certain
                                               Indebtedness--Description of the New Notes."
Dividend Policy..............................  The Company has not paid and does not anticipate paying any dividends on the Class
                                               A Common Stock in the foreseeable future. See
                                               "Dividend Policy."


------------------------


(1) Based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of August 26, 1997, and assuming the consummation of the Stock Offering. Excludes 3,402,436 shares of Class A Common Stock issuable upon the exercise of options granted to directors, officers and employees of the Company and 654,858 shares of Class B Common Stock issuable upon the exercise of an option that has been granted to James F. Voelker. See "Security Ownership of Certain Beneficial Owners and Management." The weighted average exercise price for the combined options to purchase Class A and Class B Common Stock outstanding as of August 26, 1997 was $3.48 per share.


                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors which should be considered by potential investors.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


    The summary historical consolidated financial data presented below as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent public accountants. The summary historical consolidated financial data presented below as of June 30, 1997 and for the three and six month periods ended June 30, 1996 and 1997, have been derived from the unaudited Interim Consolidated Financial Statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1997. The operating data presented below are derived from the Company's records. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus. The Company's financial results for the year ended December 31, 1996 and the three and six month periods ended June 30, 1997 include the results of ITC, which was acquired in December 1996, and Linkatel Pacific, L.P. ("Linkatel"), which was acquired in February 1997, from their respective dates of acquisition.



                                PERIOD FROM
                                 INCEPTION                                 SIX MONTHS
                              (SEPTEMBER 16,         YEAR ENDED              ENDED           THREE MONTHS ENDED
                                 1994) TO           DECEMBER 31,            JUNE 30,              JUNE 30,
                               DECEMBER 31,     --------------------  --------------------  --------------------
                                   1994           1995       1996       1996       1997       1996       1997
                             -----------------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS
  DATA:
Revenue....................      $      --      $   7,552  $  25,686  $  12,041  $  21,668  $   6,671  $  11,601
Costs and expenses:
  Operating................            106          6,618     25,094     10,813     21,941      6,117     12,037
  Selling, general and
    administrative.........            232          9,563     31,353     12,491     29,103      6,975     15,829
  Deferred compensation....             --            375      9,914         --      1,115         --        223
  Depreciation and
    amortization...........             14          3,458     10,340      4,152      8,931      2,323      4,525
                                   -------      ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations.......           (352)       (12,462)   (51,015)   (15,415)   (39,422)    (8,744)   (21,013)
Interest income............             --             --     10,446      3,099     10,521      2,857      5,492
Interest expense...........             --           (499)   (30,876)    (8,638)   (22,041)    (7,902)   (10,902)
                                   -------      ---------  ---------  ---------  ---------  ---------  ---------
Loss before minority
  interests................           (352)       (12,961)   (71,445)   (20,954)   (50,942)   (13,789)   (26,423)
Minority interests.........              3            230        344        121        171         72         75
                                   -------      ---------  ---------  ---------  ---------  ---------  ---------
Net loss...................      $    (349)     $ (12,731) $ (71,101) $ (20,833) $ (50,771) $ (13,717) $ (26,348)
                                   -------      ---------  ---------  ---------  ---------  ---------  ---------
                                   -------      ---------  ---------  ---------  ---------  ---------  ---------
Preferred stock dividends
  and accretion of
  preferred stock
  redemption obligation,
  including issue costs....                                       --               (17,353)              (10,550)
                                                           ---------             ---------             ---------
Net loss applicable to
  common shares............                                $ (71,101)            $ (68,124)            $ (36,898)
                                                           ---------             ---------             ---------
                                                           ---------             ---------             ---------
Pro forma net loss per
  share (1)................                                $   (1.90)            $   (1.81)            $   (0.98)
                                                           ---------             ---------             ---------
                                                           ---------             ---------             ---------
Pro forma weighted average
  number of shares
  outstanding (1)..........                                37,450,452            37,717,996            37,733,551
                                                           ---------             ---------             ---------
                                                           ---------             ---------             ---------

                                PERIOD FROM
                                 INCEPTION                                 SIX MONTHS
                              (SEPTEMBER 16,         YEAR ENDED              ENDED           THREE MONTHS ENDED
                                 1994) TO           DECEMBER 31,            JUNE 30,              JUNE 30,
                               DECEMBER 31,     --------------------  --------------------  --------------------
                                   1994           1995       1996       1996       1997       1996       1997
                             -----------------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(2)..................      $    (338)     $  (8,629) $ (30,761) $ (11,263) $ (29,376) $  (6,421) $ (16,265)
Summary Cash Flow
  Information:
  Net cash used in
    operating activities...           (396)        (9,180)   (40,563)    (6,218)   (45,797)      (477)   (31,674)
  Net cash provided by
    (used in) investing
    activities.............           (600)       (35,417)  (227,012)  (162,186)  (105,458)  (144,797)     8,864
  Net cash provided by
    (used in) financing
    activities.............          1,021         45,922    343,032    345,411    273,211    308,381       (361)
Capital expenditures,
  including acquisitions of
  businesses (net of cash
  acquired) and investments
  in affiliates (3)........            600         49,230     85,872     51,253    100,695     27,109     40,008



                                                                                    AS OF JUNE 30, 1997
                                                                           --------------------------------------
                                                      AS OF DECEMBER 31,               AS ADJUSTED   AS ADJUSTED
                                                     --------------------             FOR THE STOCK    FOR THE
                                                       1995       1996      ACTUAL     OFFERING(4)   OFFERINGS(5)
                                                     ---------  ---------  ---------  -------------  ------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...  $   1,350  $ 124,520  $ 275,288    $ 415,288     $  609,288
Pledged securities(6)..............................         --    101,438     82,277       82,277         82,277
Working capital....................................     (6,232)   137,227    293,842      433,842        627,842
Property and equipment, net........................     29,664     97,784    161,250      161,250        161,250
Total assets.......................................     53,461    390,683    614,210      754,210        954,210
Long-term debt and capital lease obligations, less
  current portion..................................      1,590    356,262    355,357      355,357        555,357
14% Preferred Shares, net of issuance costs........         --         --    291,353      291,353        291,353
Equity units subject to redemption.................         --      4,950         --           --             --
Class B common stock subject to redemption.........         --         --      4,950        4,950          4,950
Total shareholders' equity (deficit)...............     36,719    (18,654)   (74,026)      65,974         65,974


                                       AS OF        AS OF          AS OF            AS OF          AS OF        AS OF
                                     MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,    JUNE 30,
                                       1996         1996           1996             1996           1997         1997
                                    -----------  -----------  ---------------  ---------------  -----------  -----------
OPERATING DATA(7):
Route miles(8)....................         496          801            900            1,080          1,355        1,595
Fiber miles(9)....................      39,681       42,217         55,701           66,046         90,378      117,464
On-net buildings connected(10)....         206          277            299              403            449          459
Switches installed(11)............           6            6              6                9             10           12
Access lines in service (12)......       3,960        5,079          6,907            8,511         11,256       17,409
Employees.........................         255          387            456              568            679          845

------------------------


(1) Pro forma net loss per share has been computed using the number of shares of Class B Common Stock as well as Class A and Class B Common Stock equivalents outstanding. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued at prices below the assumed initial public offering price of $15.00 per share and stock options granted with exercise prices below the assumed initial public offering price during the twelve month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for all periods presented.


(2) EBITDA consists of net loss before net interest expense, minority interests, depreciation, amortization and deferred compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See "Consolidated Statements of Cash Flows."

(3) Total capital expenditures, acquisitions, and investments in affiliates were funded as follows:


                                       PERIOD FROM
                                        INCEPTION                                  SIX MONTHS        THREE MONTHS ENDED
                                     (SEPTEMBER 16,          YEAR ENDED              ENDED
                                        1994) TO            DECEMBER 31,            JUNE 30,              JUNE 30,
                                      DECEMBER 31,      --------------------  --------------------  --------------------
                                          1994            1995       1996       1996       1997       1996       1997
                                   -------------------  ---------  ---------  ---------  ---------  ---------  ---------
      Cash expended..............       $     600       $  35,417  $  72,042  $  44,498  $ 100,695  $  27,109  $  40,008
      Debt issued and assumed....              --           6,554      8,228      6,103         --         --         --
      Equity issued..............              --           7,259      5,602        652         --         --         --
                                            -----       ---------  ---------  ---------  ---------  ---------  ---------
      Total......................       $     600       $  49,230  $  85,872  $  51,253  $ 100,695  $  27,109  $  40,008
                                            -----       ---------  ---------  ---------  ---------  ---------  ---------
                                            -----       ---------  ---------  ---------  ---------  ---------  ---------



(4) As adjusted to give effect to the net proceeds of the Company Offering.



(5) As adjusted to give effect to the net proceeds of the Company Offering and the Debt Offering.



(6) Pledged U.S. Treasury securities, which represent funds sufficient to provide for payment in full of interest through April 15, 1999 on the Company's 12 1/2% Senior Notes due April 15, 2006.


(7) The operating data for all periods subsequent to March 1996 include the statistics of the Las Vegas network, which the Company manages and in which the Company has a 40% membership interest.

(8) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

(9) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.


(10) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled ILEC facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled ILEC facilities.



(11) Switches installed include as of December 31, 1996 and subsequent dates, two long distance switches acquired in the ITC acquisition and as of June 30, 1997, the switch installed in NEXTLAB, the Company's testing facility.


(12) Represents the number of access lines in service, including those lines which are provided through resale of Centrex services, for which the Company is billing services.

                                  RISK FACTORS

    Prospective investors should consider carefully, together with the other information contained in this Prospectus, the following factors:

NEGATIVE CASH FLOW AND OPERATING LOSSES; LIMITED HISTORY OF OPERATIONS


    The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which must be made before any revenues may be realized. Certain of the expenditures are expensed as incurred, while certain other expenditures are capitalized. These expenditures, together with the associated early operating expenses, result in negative cash flow and operating losses until an adequate revenue base is established. There can be no assurance that an adequate revenue base will be established for any of the Company's networks. Since inception, the Company's operations have resulted in net losses of $0.3 million for the period from September 16, 1994 through December 31, 1994, $12.7 million for the year ended December 31, 1995, $71.1 million for the year ended December 31, 1996 and $50.8 million for the six months ended June 30, 1997. The Company will continue to incur significant expenditures in the future in connection with the acquisition, development and expansion of its networks, services and customer base. There can be no assurance that the Company will achieve or sustain profitability or generate positive cash flow in the future.



    The Company was formed in September 1994. A significant portion of the Company's revenue for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, was derived from the operations of the Company's IVR enhanced service offering, which operations were acquired by the Company in September 1995. Prospective investors, therefore, have very limited historical financial information upon which to base an evaluation of the Company's performance in the business which will be its principal focus in the future. The Company has only recently commenced operations as a single source service provider of telecommunications services. Given the Company's limited operating history, there can be no assurance that it will be able to compete successfully in the telecommunications business and to generate positive cash flow in the future.


SIGNIFICANT FUTURE CAPITAL REQUIREMENTS; SUBSTANTIAL INDEBTEDNESS


    Expansion of the Company's existing networks and services and the development and acquisition of new networks and services will require significant capital expenditures. The Company estimates that the cash required to fund its anticipated capital expenditures and operating losses (excluding acquisitions and interest to be funded by pledged securities) for the second half of 1997 and for 1998 will approximate $370 million. The Company's anticipated growth subsequent to 1998 will require substantial additional capital. The Company will also continue to evaluate additional revenue opportunities in each of its markets and, as and when attractive additional opportunities develop, the Company plans to make capital investments in its networks that might be required to pursue such opportunities. The Company expects to meet its additional capital needs with the proceeds from credit facilities and other borrowings, the proceeds from sales of debt securities, the sale or issuance of equity securities and through joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable or that the Company's operations will produce positive cash flow in sufficient amounts to service its debt and to pay cash dividends on the Company's 14% Senior Exchangeable Redeemable Preferred Shares, par value $.01 per share (the "14% Preferred Shares"). Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    The Company expects to incur substantial additional indebtedness (including secured indebtedness) during the next few years to finance the acquisition, construction and expansion of networks, the purchase of additional switches, the offering of switched local and long distance services, the introduction of other new service offerings and the development and implementation of a comprehensive information technology platform. As of June 30, 1997, after giving pro forma effect to the Debt Offering, the amount of total consolidated liabilities of the Company would have been approximately $591.8 million.

    The future funding requirements discussed above are based on the Company's current estimates. There can be no assurance that actual expenditures and funding requirements will not be significantly higher or lower.

RISKS ASSOCIATED WITH IMPLEMENTATION OF GROWTH STRATEGY

    The expansion and development of the Company's operations (including the construction and acquisition of additional networks) will depend on, among other things, the Company's ability to assess markets, identify, finance and complete suitable acquisitions, design fiber optic network backbone routes, install fiber optic cable and facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, the Company has experienced rapid growth since its inception, and the Company believes that sustained growth places a strain on operational, human and financial resources. In order to manage its growth, NEXTLINK must continue to improve its operating and administrative systems including the continued development of effective systems relating to ordering, provisioning and billing for telecommunications services. NEXTLINK must also continue to attract and retain qualified managerial, professional and technical personnel. As a result, there can be no assurance that the Company will be able to implement and manage successfully its growth strategy. The Company's growth strategy also involves the following risks:

    QUALIFIED PERSONNEL. NEXTLINK believes that a critical component for its success will be the attraction and retention of qualified managerial, professional and technical personnel. During 1997 the Company has experienced significant competition in the attraction and retention of personnel that possess the skill sets that the Company is seeking. Although the Company has been successful in attracting and retaining qualified personnel, there can be no assurance that NEXTLINK will not experience a shortage of qualified personnel in the future.

    SWITCH AND EQUIPMENT INSTALLATION. An essential element of the Company's current strategy is the provision of switched local service. There can be no assurance that the installation of the required switches, fiber optic cable and associated electronics necessary to implement the Company's business plan will continue to be completed on time or that, during the testing of these switches and related equipment, the Company will not experience technological problems that cannot be resolved. The failure of the Company to install and operate successfully additional switches and other network equipment could have a material adverse effect upon the Company's ability to enter additional markets as a single source provider of telecommunications services.

    INTERCONNECTION AGREEMENTS. The Company has agreements for the interconnection of its networks with the networks of the ILEC covering each market in which NEXTLINK either has or is constructing a network, with the exception of those markets in Illinois, New York, Georgia and New Jersey. NEXTLINK may be required to negotiate new, or renegotiate existing interconnection agreements as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the ILEC or renewals of existing interconnection agreements. The failure to negotiate required interconnection agreements could have a material adverse effect upon the Company's ability to enter rapidly the telecommunications market as a single source provider of telecommunications services.

    ORDERING, PROVISIONING AND BILLING. The Company has developed processes and procedures and is working with external vendors, including the ILECs, in the implementation of customer orders for services, the provisioning, installation and delivery of such services and monthly billing for those services. In connection with its development of a comprehensive information technology platform, the Company is developing automated internal systems for processing customer orders, provisioning and billing. The failure to develop effective internal processes and systems for these service elements or the failure of the Company's current vendors or the ILECs to deliver effectively ordering, provisioning (including establishing sufficient capacity and facilities on the ILECs' networks to service the Company) and billing services could have a material adverse effect upon the Company's ability to achieve its growth strategy.

    PRODUCTS AND SERVICES. The Company expects to continue to enhance its systems in order to offer its customers switched local services and other enhanced products and services in all of its networks as quickly as practicable and as permitted by applicable regulations. The Company believes its ability to offer, market and sell these additional products and services will be important to the Company's ability to meet its long-term strategic growth objectives, but is dependent on the Company's ability to obtain the needed capital, additional favorable regulatory developments and the acceptance of such products and services by the Company's customers. No assurance can be given that the Company will be able to obtain such capital or that such developments or acceptance will occur.

    ACQUISITIONS. The Company intends to use the net proceeds of the Offerings to expand its networks and service offerings through internal development and acquisitions. Such acquisitions, if made, could divert the resources and management time of the Company and would require integration with the Company's existing networks and services. There can be no assurance that any such acquisitions will occur or that any such acquisitions, if made, would be on terms favorable to the Company or would be successfully integrated into the Company's operations.

NEED TO OBTAIN AND MAINTAIN PERMITS AND RIGHTS-OF-WAY

    In order to acquire and develop its networks the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit and aerial pole space and other rights-of-way and fiber capacity from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected metropolitan area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network. See "Business--Company Network Architecture."

COMPETITION

    In each of the markets served by the Company's networks, the Company competes principally with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including the Company, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including the Company.

    The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market place such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), and from other CLECs, competitive access providers ("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users. In addition, a continuing trend toward combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. The Telecom Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecom Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers. The Company also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business. Many of the Company's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

    The Company also competes with long distance carriers in the provision of long distance services. Although the long distance market is dominated by four major competitors, AT&T, MCI, Sprint and WorldCom, Inc., hundreds of other companies also compete in the long distance marketplace.

REGULATION


    The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation, nor is it currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. Further, the FCC has determined that non-dominant carriers, such as the Company and its subsidiaries, are not required to file interstate tariffs for interstate access and domestic long distance service on an ongoing basis. On February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for a stay of the FCC detariffing order pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. The FCC requires the Company and its subsidiaries to file interstate tariffs on an ongoing basis for interstate and international interexchange traffic. The Company's subsidiaries that provide or will provide intrastate services are also generally subject to certification and tariff or price list filing requirements by state regulators. Although passage of the Telecom Act should result in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In addition, although the Telecom Act provides incentives to the ILECs that are subsidiaries of Regional Bell Operating Companies ("RBOCs") to enter the long distance service market, there can be no assurance that these ILECs will negotiate quickly with competitors such as the Company for the required interconnection of the competitor's networks with those of the ILEC. On July 2, 1997, SBC Communications Inc. ("SBC") and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on Constitutional grounds the Telecom Act restrictions applicable to the RBOCs only. The plaintiffs in the case seek both a declaratory judgment and an injunction against the enforcement of the challenged provisions. See "Business--Regulatory Overview."

    On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime which both increased the size of existing subsidies and created new subsidy funds. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make, or the effect that these required payments will have on its financial condition. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. See "Business--Regulatory Overview."

    On July 18, 1997, the United States Court of Appeals for the Eighth Circuit overturned many of the rules the FCC had established pursuant to the Telecom Act governing the terms under which CLECs may, among other things, interconnect with ILECs, resell ILEC services, lease unbundled ILEC network elements and terminate traffic on ILEC networks. The Eighth Circuit decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition. As a result, it is more likely that the rules governing local competition will vary substantially from state to state. Most states, however, have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others. See "Business--Regulatory Overview."

DEPENDENCE ON LARGE CUSTOMERS


    To date the Company has derived a substantial proportion of its revenues from certain large customers of its competitive access services and its IVR enhanced communication service offerings, the loss of one or more of which could have a material adverse effect on the Company's operating results. The Company's 10 largest customers accounted for approximately 66%, 51% and 28% of the Company's revenues in 1995 and 1996 and for the six months ended June 30, 1997, respectively. The Company does not have long-term service contracts with most of these customers. The Company will continue to be dependent upon a small number of customers for the majority of its revenues until such time, if any, as the Company generates substantial revenues from the provision of switched local and long distance communications services.



RAPID TECHNOLOGICAL CHANGES; LICENSES



    The telecommunications industry is subject to rapid and significant changes in technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted. The Company from time to time receives requests to consider licensing certain patents held by third parties that may have bearing on its IVR and virtual communications center services. The Company considers such requests on their merits, but has not to date entered into any such license agreements. Should the Company be required to pay license fees in the future, such payments, if substantial, could have a material adverse effect on the Company's results of operations.


DEPENDENCE ON KEY PERSONNEL

    The Company's businesses are managed by a small number of key executive officers, the loss of certain of whom could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its ability to develop a large and sophisticated sales force and its ability to attract and retain highly skilled and qualified personnel. Most of the executive officers of the Company, including the presidents of its operating subsidiaries, do not have employment agreements. Although the Company has been successful in attracting and retaining qualified personnel, there can be no assurance that NEXTLINK will not experience a shortage of qualified personnel in the future.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    As a result of the significant expenses associated with the expansion and development of its networks and services and the variability of the level of revenues generated through sales of NEXTLINK's IVR enhanced communications services, the Company anticipates that its operating results could vary significantly from period to period.

CONTROL BY CRAIG O. MCCAW; POTENTIAL CONFLICTS OF INTEREST


    Craig O. McCaw, primarily through his majority ownership and control of Eagle River, will control approximately 80% of the Company's total voting power after giving effect to the Stock Offering. It is anticipated that Eagle River will transfer its interest in the Company to OneComm, L.L.C., an entity that is also controlled by Mr. McCaw. As a result, Mr. McCaw will continue to have the ability to control the direction and future operations of the Company. In addition to his investment in the Company through Eagle River, Mr. McCaw has significant investments in other communications companies, including Nextel Communications, Inc., Teledesic Corporation, Cable Plus, Inc. and AT&T, some of which could compete with the Company as a single source provider of telecommunications services or act as a supplier to the Company of certain telecommunications services. The Company does not have a noncompetition agreement with either Mr. McCaw or Eagle River.



ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


    Prior to the Stock Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained. The initial public offering price of the Class A Common Stock will be determined through negotiations with the representatives of the Underwriters. There can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The market prices of securities of growth companies similar to the Company have historically been highly volatile. Future announcements concerning the Company or its competitors, including quarterly results, technological innovations, services or government legislation or regulation, may have a significant effect on the market price of the Class A Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE


    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of outstanding stock options), or the perception that such sales could occur, could adversely affect the prevailing market prices of the Class A Common Stock. On a pro forma basis for the Stock Offering, as of August 26, 1997, the Company had outstanding 13,526,009 shares of Class A Common Stock, excluding options to purchase 3,402,436 shares of Class A Common Stock which have been granted under the Plan (as defined herein), 847,599 of which are fully vested, but have not been exercised. Of these shares, the 13,200,000 shares of Class A Common Stock to be sold in the Stock Offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate").



    The Company, its directors and its executive officers, who, as of August 26, 1997 and after giving pro forma effect to the Selling Shareholder's conversion of Class B Common Stock into Class A Common Stock, hold in the aggregate 516,686 shares of Class A Common Stock (or currently exercisable options to purchase Class A Common Stock) and 31,005,864 shares of Class B Common Stock (or currently exercisable options to purchase Class B Common Stock), have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except under limited circumstances. See "Underwriting."


    The Company has filed a registration statement on Form S-8 (File No. 333-25907) to register 4,413,360 shares of Class A Common Stock reserved for issuance or sale under the Plan.


    In addition, the Company has granted certain holders of its capital stock rights to require the registration for sale of such capital stock under the Securities Act. See "Description of Capital Stock -- Registration Rights."

    The actual sale or the perceived potential for the sale of shares of Common Stock could have an adverse effect on the market price for the Class A Common Stock. See "Shares Eligible for Future Sale."

DILUTION OF SHARES


    Purchasers of the Class A Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $14.98. See "Dilution."


RISKS REGARDING FORWARD LOOKING STATEMENTS

    The statements contained in this Prospectus and in associated prior filings by the Company with the Securities and Exchange Commission which are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company's plans to build and acquire networks in new areas, its anticipation of revenues from designated markets, and statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, access markets, identify, finance and complete suitable acquisitions, design and construct fiber optic networks, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to differ materially from the future results indicated; expressed or implied, in such forward-looking statements.

                                  THE COMPANY

    NEXTLINK Communications, L.L.C., the predecessor to the Company, was organized on September 16, 1994, to provide local facilities-based telecommunications services with a focus on delivering switched services to commercial customers. On January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into the Company, a Washington corporation. The principal executive offices of the Company are located at 155 108th Avenue N.E., 8th Floor, Bellevue, Washington 98004. The telephone number is (425) 519-8900.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the Class A Common Stock offered in the Company Offering are estimated to be approximately $140.0 million ($168.8 million if the Underwriters' over-allotment option is exercised in full) after deduction of Underwriters' discounts and estimated expenses payable by the Company. The Company intends to use substantially all of the net proceeds from the Company Offering for expenditures relating to the expansion of existing networks and services, the development and acquisition of new networks and services and the funding of operating losses and working capital. The Company has agreements or agreements in principle to effect three acquisition transactions for aggregate consideration of $22.5 million in cash, a promissory note payable in the aggregate principal amount of $5.0 million, 698,487 shares of Class A Common Stock and the assumption of $8.5 million in debt. See "Management's Decision and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business--The Company's Telecommunications Services." Pending such uses, the net proceeds to the Company will be invested in short-term, investment grade securities.



    Concurrently with the Stock Offering, the Company is offering $200.0 million aggregate principal amount of New Notes pursuant to the Debt Offering. The consummation of the Stock Offering is not contingent upon the consummation of the Debt Offering. The uses of proceeds from the Debt Offering by the Company are substantially the same as the Company Offering. Should the Debt Offering not be consummated, the Company intends to seek additional capital. See "Management's Decision and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



    The Company will not receive any proceeds from the sale of the 3,200,000 shares of Class A Common Stock being offered by the Selling Shareholder. The primary owner of the Selling Shareholder is Craig O. McCaw. Mr. McCaw and his wife are in the process of dissolving their marriage which the Company has been informed is the reason such stock is being sold.


                                DIVIDEND POLICY

    The Company has not paid any cash dividends on its Class A Common Stock. The Company intends to retain future earnings, if any, to finance the development and expansion of its businesses and, therefore, does not anticipate paying any dividends on the Class A Common Stock in the foreseeable future. The decision whether to pay dividends will be made by the Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions and other factors. The terms of the 14% Preferred Shares prohibit the payment of dividends on any capital stock that does not expressly rank senior to, or on a parity with, the 14% Preferred Shares as to dividend rights until full cumulative dividends are paid on the 14% Preferred Shares. In addition, the terms of the Company's
12 1/2% Senior Notes due April 15, 2006 (the "12 1/2% Notes") and the New Notes offered pursuant to the Debt Offering, restrict the Company's ability to pay cash dividends.

                                    DILUTION


    As of June 30, 1997, the net tangible book value of the Company was a deficit of $139.2 million or $3.78 per share of Common Stock. Net tangible book value per share represents the Company's net worth less intangible assets of $65.1 million divided by 36,861,743 shares of Common Stock outstanding as of June 30, 1997. After giving effect to the sale by the Company of 10,000,000 shares of Class A Common Stock pursuant to the Stock Offering (at an assumed initial public offering price of $15.00 per share) and after deducting the underwriting discount and expenses of the Stock Offering, the pro forma net tangible book value of the Company at June 30, 1997, would have been $0.8 million, or $0.02 per share of Common Stock. Such amount represents an immediate increase in pro forma net tangible book value of $3.80 per share of Common Stock to the existing stockholders and an immediate dilution to new investors of $14.98 per share of Common Stock. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:



Assumed initial public offering price......................             $   15.00
  Net tangible book value before the Stock Offering........  $   (3.78)
  Increase in net tangible book value attributable to net
    proceeds of the Stock Offering.........................       3.80
                                                             ---------
Pro forma net tangible book value after the Stock
  Offering.................................................                  0.02
                                                                        ---------
Dilution to new investors..................................             $   14.98
                                                                        ---------
                                                                        ---------



    The following table sets forth as of June 30, 1997, on a pro forma basis, the difference between the existing holders of Common Stock and the purchasers of shares of Class A Common Stock in the Company Offering, with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share of Common Stock paid (assuming an initial public offering price of $15.00 per share):



                                                    SHARES PURCHASED           TOTAL CONSIDERATION
                                               --------------------------  ---------------------------   AVERAGE PRICE
                                                  NUMBER        PERCENT        AMOUNT        PERCENT    PER SHARE PAID
                                               -------------  -----------  --------------  -----------  ---------------
Existing Stockholders........................     36,861,743          79%      87,240,000          37%     $    2.37
New Investors................................     10,000,000          21      150,000,000          63          15.00
                                               -------------         ---   --------------         ---        -------
Total........................................     46,861,743         100%     237,240,000         100%     $    5.06
                                               -------------         ---   --------------         ---        -------
                                               -------------         ---   --------------         ---        -------



    The foregoing tables exclude as of June 30, 1997, 3,392,734 shares of Class A Common Stock issuable upon the exercise of options granted to directors, officers and employees of the Company and 1,576,172 shares of Class B Common Stock issuable upon the exercise of an option that has been granted to James F. Voelker. See "Security Ownership of Certain Beneficial Owners and Management" and "Notes to Consolidated Financial Statements." To the extent that outstanding options are exercised in the future, there will be further dilution to new investors.

                                 CAPITALIZATION
                             (DOLLARS IN THOUSANDS)


    The following table sets forth as of June 30, 1997, the actual capitalization of the Company, the capitalization of the Company as adjusted to reflect (i) the issuance of the Class A Common Stock pursuant to the Stock Offering and (ii) the conversion of 3,200,000 shares of Class B Common Stock which are being converted into 3,200,000 shares of Class A Common Stock offered for sale hereby by the Selling Shareholder and the capitalization of the Company as further adjusted to reflect the Debt Offering. This table should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                                            AS OF JUNE 30, 1997
                                                                                 -----------------------------------------
                                                                                                AS ADJUSTED    AS ADJUSTED
                                                                                                  FOR THE        FOR THE
                                                                                    ACTUAL     STOCK OFFERING   OFFERINGS
                                                                                 ------------  --------------  -----------
Cash, cash equivalents and marketable securities...............................      $275,288  $     415,288   $   609,288
                                                                                 ------------  --------------  -----------
Pledged securities(1)..........................................................        82,277         82,277        82,277
                                                                                 ------------  --------------  -----------
  Total........................................................................      $357,565  $     497,565   $   691,565
                                                                                 ------------  --------------  -----------
                                                                                 ------------  --------------  -----------
Current portion of long-term obligations and payable to affiliate..............      $  2,810       $  2,810      $  2,810
Capital lease obligations, less current portion................................         5,357          5,357         5,357
12 1/2% Senior Notes due April 15, 2006                                               350,000        350,000       350,000
     % Senior Notes due 2007...................................................            --             --       200,000
                                                                                 ------------  --------------  -----------
  Total debt...................................................................       358,167        358,167       558,167
                                                                                 ------------  --------------  -----------
Minority interests(2)..........................................................           137            137           137
14% Preferred Shares, par value $.01 per share, 25,000,000 shares authorized
  and 5,901,706 shares issued and outstanding, net of issuance costs(3)........       291,353        291,353       291,353
Class B Common Stock, par value $.02 per share, 519,950 shares issued and
  outstanding subject to redemption by the Company(4)..........................         4,950          4,950         4,950
Shareholders' equity (deficit):
  Common Stock, par value $.02 per share, stated at amounts paid in; Class A,
    110,334,000 shares authorized, 176,534 issued and outstanding (13,376,534 shares issued and outstanding, as adjusted); Class B, 44,133,600 shares authorized, 36,165,259 shares issued and outstanding (32,965,259 shares
    issued and outstanding, as adjusted)(5)....................................        82,290        222,290       222,290
  Deferred compensation........................................................        (4,011)        (4,011 )      (4,011)
  Accumulated deficit..........................................................      (152,305)      (152,305 )    (152,305)
                                                                                 ------------  --------------  -----------
    Total shareholders' equity (deficit).......................................       (74,026)        65,974        65,974
                                                                                 ------------  --------------  -----------
    Total capitalization.......................................................      $580,581  $     720,581   $   920,581
                                                                                 ------------  --------------  -----------
                                                                                 ------------  --------------  -----------


------------------------


(1) Pledged U.S. Treasury securities which represent funds sufficient to provide for payment in full of interest through April 15, 1999 on the Company's
    12 1/2% Senior Notes due April 15, 2006.


(2) Minority interests primarily represent a nominal equity investment in substantially all of the Company's subsidiaries from a company that is wholly owned by Craig O. McCaw.

(3) The Company has not ascribed any value to the Contingent Warrants to purchase an aggregate of 5% of each class of Junior Shares (as defined) of the Company on a fully diluted basis as of February 1, 1998 (the "Contingent Warrants"). The Contingent Warrants become exercisable on February 1, 1998, but will expire upon the consummation of the Stock Offering. Underwriting discounts and issuance costs in the offering of the 14% Preferred Shares were approximately $11 million.


(4) The Company has provided to the holders of these shares an option to require the Company to repurchase such shares at $19.92 per share beginning in the fourth quarter of 1999. Such repurchase obligation shall terminate if during the three year period commencing upon the 180th day after the date of this Prospectus, the average daily closing price of the Class A Common Stock during any consecutive 60 trading day period is greater than $19.92.



(5) Issued and outstanding does not include 3,392,734 and 1,576,172 shares of Class A Common Stock and Class B Common Stock, respectively, issuable upon exercise of outstanding options.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


    The selected historical consolidated financial data presented below as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of December 31, 1995 and 1996, for the period from inception (September 16, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent public accountants. The summary historical consolidated financial data presented below as of June 30, 1997 and for the three and six month periods ended June 30, 1996 and 1997, have been derived from the unaudited Interim Consolidated Financial Statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1997. The operating data presented below are derived from the Company's records. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and notes thereto contained elsewhere in this Prospectus. The Company's financial results for the year ended December 31, 1996 and the three and six month periods ended June 30, 1997 include the results of ITC, which was acquired in December 1996, and Linkatel Pacific, L.P. ("Linkatel"), which was acquired in February 1997, from their respective dates of acquisition.



                              PERIOD FROM
                               INCEPTION
                            (SEPTEMBER 16,          YEAR ENDED            SIX MONTHS ENDED        THREE MONTHS ENDED
                               1994) TO            DECEMBER 31,               JUNE 30,                 JUNE 30,
                             DECEMBER 31,     -----------------------  -----------------------  -----------------------
                                 1994           1995         1996        1996         1997        1996         1997
                           -----------------  ---------  ------------  ---------  ------------  ---------  ------------
STATEMENT OF OPERATIONS
  DATA:
Revenue..................      $      --      $   7,552  $     25,686  $  12,041  $     21,668  $   6,671  $     11,601
Costs and expenses:
  Operating..............            106          6,618        25,094     10,813        21,941      6,117        12,037
  Selling, general and
    administrative.......            232          9,563        31,353     12,491        29,103      6,975        15,829
  Deferred compensation..             --            375         9,914         --         1,115         --           223
  Depreciation and
    amortization.........             14          3,458        10,340      4,152         8,931      2,323         4,525
                                 -------      ---------  ------------  ---------  ------------  ---------  ------------
Loss from operations.....           (352)       (12,462)      (51,015)   (15,415)      (39,422)    (8,744)      (21,013)
Interest income..........             --             --        10,446      3,099        10,521      2,857         5,492
Interest expense.........             --           (499)      (30,876)    (8,638)      (22,041)    (7,902)      (10,902)
                                 -------      ---------  ------------  ---------  ------------  ---------  ------------
Loss before minority
  interests..............           (352)       (12,961)      (71,445)   (20,954)      (50,942)   (13,789)      (26,423)
Minority interests.......              3            230           344        121           171         72            75
                                 -------      ---------  ------------  ---------  ------------  ---------  ------------
Net loss.................      $    (349)     $ (12,731) $    (71,101) $ (20,833) $    (50,771) $ (13,717) $    (26,348)
                                 -------      ---------  ------------  ---------  ------------  ---------  ------------
                                 -------      ---------  ------------  ---------  ------------  ---------  ------------
Preferred stock dividends
  and accretion of
  preferred stock
  redemption obligation,
  including issue
  costs..................                                          --                  (17,353)                 (10,550)
                                                         ------------             ------------             ------------
                                                         ------------             ------------             ------------
Net loss applicable to
  common shares..........                                $    (71,101)            $    (68,124)            $    (36,898)
                                                         ------------             ------------             ------------
                                                         ------------             ------------             ------------
Pro forma net loss per
  share (1)..............                                $      (1.90)            $      (1.81)            $      (0.98)
                                                         ------------             ------------             ------------
                                                         ------------             ------------             ------------
Pro forma weighted
  average number of
  shares outstanding
  (1)....................                                  37,450,452               37,717,996               37,733,551
                                                         ------------             ------------             ------------
                                                         ------------             ------------             ------------

                              PERIOD FROM
                               INCEPTION
                            (SEPTEMBER 16,          YEAR ENDED            SIX MONTHS ENDED        THREE MONTHS ENDED
                               1994) TO            DECEMBER 31,               JUNE 30,                 JUNE 30,
                             DECEMBER 31,     -----------------------  -----------------------  -----------------------
                                 1994           1995         1996        1996         1997        1996         1997
                           -----------------  ---------  ------------  ---------  ------------  ---------  ------------
OTHER DATA:
EBITDA(2)................      $    (338)     $  (8,629) $    (30,761) $ (11,263) $    (29,376) $  (6,421) $    (16,265)
Summary Cash Flow
  Information:
  Net cash used in
    operating
    activities...........           (396)        (9,180)      (40,563)    (6,218)      (45,797)      (477)      (31,674)
  Net cash provided by
    (used in) investing
    activities...........           (600)       (35,417)     (227,012)  (162,186)     (105,458)  (144,797)        8,864
  Net cash provided by
    (used in) financing
    activities...........          1,021         45,922       343,032    345,411       273,211    308,381          (361)
Capital expenditures,
  including acquisitions
  of businesses (net of
  cash acquired) and
  investments in
  affiliates (3).........            600         49,230        85,872     51,253       100,695     27,109        40,008



                                                                                    AS OF JUNE 30, 1997
                                                                           --------------------------------------
                                                      AS OF DECEMBER 31,               AS ADJUSTED   AS ADJUSTED
                                                     --------------------             FOR THE STOCK    FOR THE
                                                       1995       1996      ACTUAL     OFFERING(4)   OFFERINGS(5)
                                                     ---------  ---------  ---------  -------------  ------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...  $   1,350  $ 124,520  $ 275,288    $ 415,288     $  609,288
Pledged securities(6)..............................         --    101,438     82,277       82,277         82,277
Working capital....................................     (6,232)   137,227    293,842      433,842        627,842
Property and equipment, net........................     29,664     97,784    161,250      161,250        161,250
Total assets.......................................     53,461    390,683    614,210      754,210        954,210
Long-term debt and capital lease obligations, less
  current portion..................................      1,590    356,262    355,357      355,357        555,357
14% Preferred Shares, net of issuance costs........         --         --    291,353      291,353        291,353
Equity units subject to redemption.................         --      4,950         --           --             --
Class B common stock subject to redemption.........         --         --      4,950        4,950          4,950
Total shareholders' equity (deficit)...............     36,719    (18,654)   (74,026)      65,974         65,974


                                       AS OF        AS OF          AS OF            AS OF          AS OF        AS OF
                                     MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,    JUNE 30,
                                       1996         1996           1996             1996           1997         1997
                                    -----------  -----------  ---------------  ---------------  -----------  -----------
OPERATING DATA(7):
Route miles(8)....................         496          801            900            1,080          1,355        1,595
Fiber miles(9)....................      39,681       42,217         55,701           66,046         90,378      117,464
On-net buildings connected(10)....         206          277            299              403            449          459
Switches installed(11)............           6            6              6                9             10           12
Access lines in service (12)......       3,960        5,079          6,907            8,511         11,256       17,409
Employees.........................         255          387            456              568            679          845

------------------------


(1) Pro forma net loss per share has been computed using the number of shares of Class B Common Stock as well as Class A and Class B Common Stock equivalents outstanding. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued at prices below the assumed initial public offering price of $15.00 per share and stock options granted with exercise prices below the assumed initial public offering price during the twelve month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for all periods presented.


(2) EBITDA consists of net loss before net interest expense, minority interests, depreciation, amortization and deferred compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet future debt service, capital expenditures and working capital requirements. See "Consolidated Statements of Cash Flows."

(3) Total capital expenditures, acquisitions, and investments in affiliates were funded as follows:


                                         PERIOD FROM
                                          INCEPTION                                                    THREE MONTHS ENDED
                                       (SEPTEMBER 16,          YEAR ENDED         SIX MONTHS ENDED
                                          1994) TO            DECEMBER 31,            JUNE 30,              JUNE 30,
                                        DECEMBER 31,      --------------------  --------------------  --------------------
                                            1994            1995       1996       1996       1997       1996       1997
                                     -------------------  ---------  ---------  ---------  ---------  ---------  ---------
      Cash expended................       $     600       $  35,417  $  72,042  $  44,498  $ 100,695  $  27,109  $  40,008
      Debt issued and assumed......              --           6,554      8,228      6,103         --         --         --
      Equity issued................              --           7,259      5,602        652         --         --         --
                                              -----       ---------  ---------  ---------  ---------  ---------  ---------
      Total........................       $     600       $  49,230  $  85,872  $  51,253  $ 100,695  $  27,109  $  40,008
                                              -----       ---------  ---------  ---------  ---------  ---------  ---------
                                              -----       ---------  ---------  ---------  ---------  ---------  ---------



(4) As adjusted to give effect to the net proceeds of the Company Offering.



(5) As adjusted to give effect to the net proceeds of the Company Offering and the Debt Offering.



(6) Pledged U.S. Treasury securities, which represent funds sufficient to provide for payment in full of interest through April 15, 1999 on the Company's 12 1/2% Senior Notes due April 15, 2006.


(7) The operating data for all periods subsequent to March 1996 include the statistics of the Las Vegas network, which the Company manages and in which the Company has a 40% membership interest.

(8) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

(9) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.


(10) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled ILEC facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled ILEC facilities.



(11) Switches installed include as of December 31, 1996 and subsequent dates, two long distance switches acquired in the ITC acquisition and as of June 30, 1997, the switch installed in NEXTLAB, the Company's testing facility.


(12) Represents the number of access lines in service, including those lines which are provided through resale of Centrex services, for which the Company is billing services.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    Since its inception in 1994, the Company has executed a strategy of constructing and acquiring fiber optic networks and acquiring related telecommunications businesses. Over this period, the Company has begun development or construction of, acquired, leased fibers or capacity on, or entered into agreements to acquire local telecommunications networks in 30 markets in 11 states.


    The Company's primary focus is providing switched local and long distance and enhanced communications services to small and medium-sized commercial end-user customers. As of July 31, 1997, the Company offered such services in 23 of its 30 markets. The Company expects to commence the offering of switched local and long distance services in an additional three markets by December 1997 and four additional markets in 1998. In addition, the Company plans to acquire, build or develop networks in new areas, expand its current networks, and also explore the acquisition or licensing of additional enhanced communications services and other telecommunications service providers. These efforts should allow the Company to increase its presence in the marketplace, and facilitate providing a single source solution for the telecommunications needs of its customers.



    The Company builds its networks to encompass the significant business concentrations in each area it serves, focusing on direct connections to end-user locations and ILEC central offices. The Company employs a uniform technology platform for each of its local exchange networks that is based on the Nortel DMS 500 digital local and long distance combination switching platform and associated distribution technology. As of July 31, 1997, the Company had nine operational Nortel DMS 500 switches and currently plans to install four additional switches by the end of the first quarter of 1998. The Company also has installed a Nortel DMS 500 switch in its NEXTLAB facility, a fully functional model of one of the Company's networks, which serves as a testing facility for switch software and the Company's products and services and will serve as the Company's network operations control center.


    The Company also provides enhanced communications services including: (i) interactive voice response services, which provide an interface between the Company's clients and their customers for a variety of applications; and (ii) Magic Number, the Company's virtual communications center that allows mobile professionals and workgroups to access a suite of commonly used communications services from any telephone in the public switched telephone network. Historically, the Company has derived a substantial proportion of its revenues from these services. As local and long distance revenues are expected to grow more rapidly than revenues for the Company's enhanced communications services, the Company anticipates that, over the next five years, local and long distance revenues will account for a significantly higher percentage of total revenues.

    The development of the Company's businesses and the construction, acquisition and expansion of its networks require significant expenditures, a substantial portion of which are incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base is established. However, as the customer base grows, the Company expects that incremental revenues can be generated with decreasing incremental operating expenses, which may provide positive contributions to cash flow. The Company has made the strategic decision to build high capacity networks with broad market coverage, which initially increases its level of capital expenditures and operating losses. The Company believes that over the long term this will enhance the Company's financial performance by increasing the traffic flow over the Company's networks. The Company has recently entered into leased dark fiber and fiber capacity arrangements, which allow the Company, by installing one or more switches and related electronics, to enter a market prior to completing construction of its own fiber optic network.

    Prior to January 31, 1997, the Company was a limited liability company that was classified and taxed as a partnership for federal and state income tax purposes. As of January 31, 1997, the Company was subject to federal and state income tax.



RESULTS OF OPERATIONS



    THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 COMPARED WITH THREE AND SIX
     MONTH PERIODS ENDED JUNE 30, 1996



    Revenue increased 74% to $11.6 million during the second quarter of 1997, from $6.7 million in the same period in 1996. Year to date revenue of $21.7 million represented an 80% increase from the $12.0 million reported for the comparable period in 1996. The increase was, in part, due to the acquisition of ITC, a switch-based long distance reseller, in December 1996, as well as 27% year to date growth in local and long distance services (both switched and resale) and enhanced communications services. The second quarter 1997 revenues included $5.4 million derived from local and long distance services (both switched and resale), $4.4 million derived from enhanced communications services and $1.8 million from competitive access and dedicated line services. This compares to $1.0 million derived from local and long distance services (both switched and resale), $4.3 million from enhanced communications services and $1.4 million from competitive access and dedicated line services during the second quarter of 1996. The Company's interactive voice response subsidiary contributed 30% and 58% of the Company's revenues during the second quarters of 1997 and 1996, respectively. The revenues generated by this subsidiary, while generally increasing over time, have tended to fluctuate on a quarter to quarter basis as the revenues are generally event driven and seasonal in nature.



    The Company began offering switched local and long distance services in seven of its markets in July 1996, an eighth market in January 1997, three additional markets including Cleveland and Columbus, Ohio, as well as Las Vegas, in April 1997 and in 12 additional markets including Philadelphia, Los Angeles, and cluster markets in Orange County, California, in July 1997. In addition, the Company has resold Centrex access lines since April 1995. The Company increased its quarterly customer access line installation rate from 2,745 in the first quarter of 1997 to 6,153 during the second quarter of 1997. As of June 30, 1997, the Company had 17,409 access lines in service compared to 8,511 as of December 31, 1996, and 5,079 as of June 30, 1996. Revenues from the provision of such services are expected to continue to increase as a component of total revenues over future periods.



    Operating expenses consist of costs directly related to providing facilities-based network and enhanced communications services and also include salaries and benefits and related costs of operations and engineering personnel. Operating expenses increased 97% in the second quarter of 1997 to $12.0 million, up $5.9 million over the second quarter of 1996. For the six months ended June 30, 1997, operating expenses rose $11.1 million, or 103%, over the same period in 1996. These increases were attributed to factors including the effect of the ITC acquisition, an increase in network costs related to the provision of increased volumes of local, long distance and enhanced communications services and the Company's increase in employees as well as other costs primarily related to expanding the Company's switched local and long distance service businesses in its existing and planned markets.



    Selling, general and administrative expenses ("SG&A") include salaries and related personnel costs, facilities expenses, sales and marketing, consulting and legal fees, and equity in loss of affiliates. SG&A increased 127% and 133%, respectively, in the three and six month periods ended June 30, 1997, as compared to the corresponding periods in 1996. The increase was due to the ITC acquisition and the Company's increase in employees, as well as other costs associated with the expansion of the Company's switched local and long distance service businesses in its existing and planned markets.



    Deferred compensation expense was recorded in connection with the Company's Equity Option Plan until April 1997, and in connection with the Company's Stock Option Plan, which replaced the Equity Option Plan, subsequent to April 1997. The options granted under the Equity Option Plan were considered compensatory and were accounted for on a basis similar to that for stock appreciation rights. All options outstanding under the Equity Option Plan were regranted under the new Plan with terms and conditions substantially the same as under the Equity Option Plan. As such, the Company continues to record deferred compensation expense for compensatory stock options issued under the Equity Option Plan. Compensation expense is recognized over the vesting periods based on the excess of the fair value of the stock options at the date of grant over the exercise price.



    Depreciation expense increased primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment. Amortization of intangible assets increased primarily as a result of the ITC acquisition in December 1996, as well as the acquisition of Linkatel in February 1997.



    Interest expense increased 38% in the second quarter of 1997 over the comparable period in the prior year due to an increase in the Company's average outstanding indebtedness over the respective quarters. Pursuant to Statement of Financial Accounting Standards No. 34, the Company capitalizes a portion of its interest costs as part of the construction cost of its communications networks. Capitalized interest during the first half of 1997 totaled $0.4 million. Interest income results from investment of excess cash and certain securities that have been pledged as collateral for interest payments on the 12 1/2% Notes.


    YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

    Revenue increased 240% to $25.7 million for 1996, compared to $7.6 million in 1995. The increase was due to recording a full year of revenue during 1996 for acquisitions completed during 1995 as well as growth in dedicated and enhanced communications services revenues. The 1996 revenues included $15.3 million derived from enhanced communications services, $6.4 million from competitive access and dedicated line services and $4.0 million from local and long distance services (both switched and resale). This compares to $3.4 million derived from enhanced communications services, $3.2 million from competitive access and dedicated line services and $1.0 million from local exchange resale services during 1995. The Company's interactive voice response subsidiary, which was acquired in September 1995, provided 52% of the Company's revenues during 1996, including one customer who accounted for 23% of the Company's total revenues. The revenues generated by this subsidiary, while generally increasing over time, have tended to fluctuate on a quarter to quarter basis as a substantial portion of the revenues are derived from a small number of customers and the revenues are generally event driven and seasonal in nature.

    The Company began offering switched local services in seven of its markets in July 1996. Revenues from the provision of local services, while not material during 1996, are expected to represent an increasing component of total revenues in future periods.

    Operating expenses increased 279% due to the effect of acquisitions and the Company's continued addition of employees as well as other related costs in order to expand the Company's switched local service businesses in its existing and planned markets. In addition, the Company experienced increased network costs related to the provision of local and long distance services.

    SG&A increased 228% due to acquisitions completed during 1995, the Company's continued addition of employees as well as other related costs in order to expand the Company's switched local service businesses in its existing and planned markets and to a lesser degree due to activities associated with the marketing of the Company's enhanced communications service offerings.

    Deferred compensation expenses are recorded in connection with the Company's Equity Option Plan. The option grants under this plan are considered compensatory and are accounted for similar to stock appreciation rights. The Company recorded noncash charges of $9.9 million and $0.4 million during 1996 and 1995, respectively, resulting from an increase in value of the underlying securities as well as the grant of additional options. See Note 10 to the Consolidated Financial Statements.


    Depreciation expense increased during 1996 primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment as well as due to acquisitions completed during 1995 and early 1996. Amortization of intangible assets increased as a result of acquisitions completed during 1995 and 1996.

    Interest expense during 1996 (net of $0.9 million capitalized) primarily reflects the interest expense associated with the 12 1/2% Notes. See "--Liquidity and Capital Resources." Pursuant to Statement of Financial Accounting Standards No. 34, the Company capitalizes a portion of its interest costs as part of the construction cost of its communications networks. Interest income results from certain securities that have been pledged as collateral for interest payments on the 12 1/2% Notes and investment of excess cash.

    YEAR ENDED DECEMBER 31, 1995 COMPARED WITH PERIOD FROM INCEPTION (SEPTEMBER
     16, 1994) TO DECEMBER 31, 1994

    From inception through December 31, 1995, the Company acquired certain operating assets and one company. These acquisitions have been accounted for utilizing the purchase method of accounting, and accordingly, the Company's Consolidated Financial Statements include the results of operations of these acquisitions from the dates of acquisition. The acquired assets and liabilities were recorded at their estimated fair value on the acquisition dates, and appropriate amounts were allocated to intangible assets, including goodwill.

    The Company generated its first revenues, a total of $7.6 million, in 1995. Of these revenues, $3.2 million were derived from competitive access and dedicated line services, $1.0 million from local exchange resale services and $3.4 million from interactive voice response services.

    Operating expenses increased from $106,000 in 1994 to $6.6 million in 1995. This increase is due to the acquisitions described above and expansion of the business.

    SG&A increased from $232,000 in 1994 to $9.6 million in 1995. SG&A increased substantially as a result of acquisitions and the development of the Company's systems and structure to support the anticipated growth of its business.

    Depreciation increased from $6,500 in 1994 to $1.1 million in 1995 due to the added property, plant and equipment as a result of the acquisitions and expansion of the networks completed in 1995. Amortization of intangible assets increased from $7,000 in 1994 to $2.3 million in 1995 due to the acquisitions and the resulting increase in intangible assets.

    Interest expense was $499,000 in 1995 and related primarily to a note to Eagle River that was subsequently converted to contributed capital on December 1, 1995.

    Minority interest in net losses increased from $3,000 in 1994 to $230,000 in 1995, due to increases in losses and the addition of minority members' interest in certain of the Company's acquired subsidiaries. The net loss before minority interest was $13.0 million and the net loss was $12.7 million in 1995 compared to $352,000 and $349,000, respectively for 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The competitive local telecommunications service business is a capital intensive business. The Company's existing operations have required and will continue to require substantial capital investment for the acquisition and installation of fiber, electronics and related equipment in order to provide switched services in the Company's networks and the funding of operating losses during the start-up phase of each market. In addition, the Company's strategic plan calls for expansion into additional market areas. Such expansion will require significant additional capital for: potential acquisitions of businesses or assets; design, development and construction of new networks; and the funding of operating losses during the start-up phase of each market. During the first six months of 1997, the Company used $45.8 million in cash for operating activities, compared to $6.2 million for the same period in 1996. The increase was primarily due to a substantial increase in the Company's activities associated with the development and initiation of switched local and long distance services and, to a lesser degree, due to the activities associated with the Company's enhanced communications services operations. During the first six months of 1997, the Company invested an additional $100.7 million in cash in property and equipment, acquisitions of telecommunications businesses and equity investments in telecommunications businesses. During the same period in 1996, the Company invested $44.5 million in cash in property and equipment and acquisitions of telecommunications assets and businesses.



    In August 1997, the Company entered into a non-binding letter of intent to acquire all outstanding shares of Start Technologies Corporation ("Start"), a shared tenant services provider serving commercial buildings in Dallas, Austin and Corpus Christi, Texas and Phoenix, Arizona. Services offered by Start include local and long distance services, Internet access and customer premise equipment management. Start currently provides services under long term contracts to 600 corporate customers, or approximately 13,000 end users. If a definitive agreement is executed, the Company is expected to pay consideration for the transaction consisting of $20.0 million in cash, 441,336 shares of Class A Common Stock and the assumption of approximately $3.6 million of liabilities.



    In July 1997, the Company executed a definitive agreement to acquire all of the outstanding shares of Chadwick Telecommunications Corporation ("Chadwick"), a switch-based long distance reseller in central Pennsylvania, through a merger transaction between Chadwick and a wholly owned subsidiary of NEXTLINK. Chadwick serves approximately 11,500 customers throughout the central and eastern Pennsylvania regions. The merger is anticipated to close in the third quarter of 1997. Upon closing, the Company will issue consideration for the transaction consisting of a promissory note payable in the aggregate principal amount of $5.0 million, 257,151 shares of Class A Common Stock and the assumption of long term debt totaling $4.9 million. The merger agreement also provides for additional payments of up to a maximum of 192,863 shares of Class A Common Stock over a two year period, with these payments being contingent upon the acquired operation achieving specified performance goals.



    In July 1997, the Company entered into a non-binding letter of intent to acquire certain telecommunications assets of Unicom Thermal Technologies, Inc. ("UTT"), including two existing route miles of network plus 13 miles of conduit in downtown Chicago. The Company also has the right to participate in the ongoing expansion of UTT's network in Chicago. The existing network currently provides connectivity to 28 buildings. If a definitive agreement is executed, the Company is anticipated to pay $2.5 million in cash, plus up to an additional $560,000 for the acquisition of certain additional telecommunications facilities. The Company will also be required to issue certain additional consideration to UTT for a portion of the network expansion costs, up to $3.4 million in cash plus the issuance of up to 60,022 shares of Class A Common Stock.



    In June 1997, the Company entered into an eight year exclusive agreement, with an option to renew for five additional years, with a company that has excess fiber capacity in each of Atlanta, Chicago, New York City, Newark, New Jersey and Philadelphia, which it agreed to make available to the Company in each of those markets at a substantial discount. In addition to the capacity arrangement described above, the Company also has entered into a 20-year lease of capacity over an existing 47-mile fiber network in New York City, which extends from the Wall Street area north to midtown Manhattan. In June 1997, the Company paid $11 million in full satisfaction of its obligations under this lease, $6 million of which has been placed in escrow pending completion of certain building connections by the lessor. These arrangements will allow the Company to accelerate its entry into each of these markets by enabling the Company to avoid a significant portion of the infrastructure development and construction time that would otherwise be required to launch switched local and long distance services in these markets. Although these agreements have reduced the initial capital expenditures necessary to enter these markets, the Company has not as a result reduced its overall planned capital expenditures through 1998.

    In June 1997, the Company also executed a definitive agreement to acquire an existing fiber optic network in downtown Philadelphia in order to extend its existing network in Pennsylvania. The acquisition is subject to regulatory and other consents and is anticipated to be consummated by the end of 1997. During the interim period prior to closing, the Company is operating under a 36 fiber capacity agreement with the seller.

    On February 4, 1997, the Company completed the acquisition of substantially all of the assets of Linkatel, a Los Angeles-based competitive access telecommunications provider. At the time of acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets in the Orange and Los Angeles county areas. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million (including the release of $6.0 million which was deposited into escrow during 1996) plus the repayment of debt of $5.6 million and the assumption of net liabilities totaling $0.8 million.

    In January 1997, the Company obtained rights-of-way to expand its existing Salt Lake City network into Provo and Orem, Utah. The Company is in the process of completing the expansion of this network to Provo and Orem and expects to begin providing switched local and long distance services in Provo and Orem in September 1997.


    Prior to April 1996, the Company funded its expenditures with approximately $55.0 million of cash equity investments from two entities that are controlled by Craig O. McCaw. On April 25, 1996, the Company raised gross proceeds of approximately $350 million through the issuance of 12 1/2% Notes. The Company used $117.7 million of the gross proceeds to purchase and hold in escrow U.S. government securities, representing funds sufficient to provide for payment in full of interest on the 12 1/2% Notes through April 15, 1999, and used an additional $32.2 million to repay certain advances and accrued interest from Eagle River, a company formed and owned by Mr. McCaw. In addition, the Company incurred costs of $9.8 million in connection with the financing. Interest payments on the 12 1/2% Notes are due semi-annually. On January 31, 1997, the Company completed the sale of $285 million aggregate liquidation preference of 14% Preferred Shares which, after deducting issuance costs, resulted in net proceeds to the Company of approximately $274 million. The 14% Preferred Shares will accrue dividends at the rate of 14% per annum. On or before February 1, 2002, dividends may, at the option of the Company, be paid in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. After February 1, 2002, dividends must be paid in cash. The Company has issued an additional 201,706 shares of 14% Preferred Shares in satisfaction of the first quarterly dividend. Since inception, the Company also has issued Class A Units valued at $15.5 million primarily for the acquisition of certain telecommunications assets and businesses, which Units were converted to shares of Class B Common Stock of the Company on January 31, 1997.


    The Company will use the net proceeds from the Offerings and existing unrestricted cash balances for expenditures relating to the construction, acquisition and operation of telecommunications networks and service providers and the offering of telecommunications services in those areas where the Company currently operates or intends to operate. Should the Debt Offering not be consummated, the Company intends to seek additional capital. Expenditures for the construction and operation of networks include (i) the purchase and installation of switches and related electronics in existing networks and in networks to be constructed or acquired in new or adjacent markets, (ii) the purchase and installation of fiber optic cable and electronics to expand existing networks and develop new networks, including the connection of new buildings, (iii) the development of its comprehensive information technology platform and (iv) the funding of operating losses and working capital. The Company may also acquire or invest in businesses that consist of existing networks or companies engaged in businesses similar to those engaged in by the Company and its subsidiaries or other complementary businesses.


    As of June 30, 1997, the Company had unrestricted cash and investments of $275.3 million and $609.3 million on a pro forma basis after giving effect to the Offerings. The Company estimates that the cash required to fund its anticipated capital expenditures and operating losses (excluding acquisitions and interest to be funded by pledged securities) for the second half of 1997 and for 1998 will approximate $370 million.


    The Company's planned growth subsequent to 1998 will require substantial additional capital to fund capital expenditures, acquisition opportunities, working capital and any future operating losses. The Company will continue to evaluate additional revenue opportunities in each of its markets and, as attractive opportunities develop, the Company plans to make additional capital investments in its networks to pursue such opportunities. The Company expects to meet its additional capital needs with the proceeds from sales or issuance of equity securities, credit facilities and other borrowings, sales of additional debt securities, and through joint ventures. There can be no assurance, however, that the Company will be successful in raising sufficient additional capital on terms that it will consider acceptable or that the Company's operations will produce positive consolidated cash flow in sufficient amounts to meet its interest and dividend obligations on outstanding securities. Failure to raise and generate sufficient funds may require the Company to delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry.

    In addition, the Company's operating flexibility with respect to certain business matters is, and will continue to be, limited by covenants associated with the 12 1/2% Notes and the New Notes. Among other things, these covenants limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from the disposal of assets, make dividend payments and other distributions on capital stock and redeem capital stock. In addition, the terms of the 14% Preferred Shares contain certain covenants that may limit the Company's operating flexibility with respect to the incurrence of indebtedness and issuance of additional preferred shares. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. The Company was in compliance with all covenants associated with the 12 1/2% Notes and 14% Preferred Shares as of June 30, 1997.

NEW ACCOUNTING STANDARD


    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. SFAS 128 is effective for the Company's fiscal year ending December 31, 1997, and retroactive application is required. The Company does not expect the implementation of SFAS 128 to have a material effect on earnings per share amounts reported prior to that date.

                                    BUSINESS

OVERVIEW

    NEXTLINK was founded in 1994 by Craig O. McCaw, its principal equity owner, to provide local facilities-based telecommunications services to its targeted customer base of small and medium-sized businesses. In July 1996, NEXTLINK became one of the first competitive local exchange carriers ("CLECs") in the United States to provide facilities-based switched local services under the Telecommunications Act of 1996 (the "Telecom Act"), which opened the entire local exchange market to competition. In each of the markets it serves, NEXTLINK seeks to become a principal competitor to the incumbent local exchange carrier ("ILEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices.

    The market potential for competitive telecommunications services is large and growing. Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from interLATA long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. The Telecom Act, the FCC's issuance of rules for competition and pro-competitive policies developed by state regulatory commissions have created opportunities for new entrants, including the Company, to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages, and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    The Company's targeted customer base within the national telecommunications market is small to medium-sized businesses, generally those businesses with fewer than 50 access lines. Based on consultants' reports, the Company estimates that as of year end 1996, there were approximately 170 million access lines nationwide, including approximately 55 million business lines.

    The Company develops and operates high capacity, fiber optic networks with broad market coverage in a growing number of markets across the United States. In its switched local service markets, the Company offers its customers a bundled package of local and long distance services and also offers dedicated transmission and competitive access services to long distance carriers and end users. In addition, NEXTLINK offers several non-network-based enhanced communications services to customers nationwide, including a variety of interactive voice response ("IVR") products and a virtual communications center for mobile professionals and workgroups.

    The Company currently operates 14 facilities-based networks providing switched local and long distance services in 23 markets in seven states. The Company anticipates that an additional three markets will be served by three additional networks by December 1997. These 26 markets, in addition to four other markets currently under development, have a total of approximately 8.0 million addressable business lines. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998.

    NEXTLINK is pursuing its targeted customer base in markets of all sizes. In larger markets, the Company has operational networks in Los Angeles and Philadelphia, and networks under development in Chicago and New York City. The Company also has operational networks in medium-sized markets such as Las Vegas and Nashville as well as smaller markets that have been clustered in Orange County, California and central Pennsylvania. The Company will enter larger markets on a stand-alone basis where it is economically attractive to do so and where competitive and other market factors warrant such entry. The Company also considers pursuing smaller markets where it can extend or cluster an existing network with relatively little incremental capital. The Company anticipates that the addressable business lines in the larger markets that it is currently operating and developing will represent the majority of the Company's addressable business lines by year end 1998.


    NEXTLINK has experienced significant growth in its customer base. NEXTLINK's customer access lines in service have increased from 8,511 access lines at December 31, 1996 to 17,409 access lines at June 30, 1997. In those markets where the Company has offered switched local services for at least 12 months, the Company has increased its access lines in service from 8,511 at December 31, 1996 to 15,450 at June 30, 1997. The Company has also achieved significant growth in the rate of quarterly installations of new customer access lines from a total of 1,604 in the fourth quarter of 1996 to 6,153 in the second quarter of 1997. At the end of July 1997, the Company had a total of 21,015 installed access lines. For those markets in which the Company has offered switched local services for at least 12 months, the rate increased from 1,604 installations in the fourth quarter of 1996 to 4,310 in the second quarter of 1997.



    NEXTLINK believes that a critical factor in the successful implementation of its strategy is the quality of its management team and their extensive experience in the telecommunications industry. The Company has built a management team that it believes is well suited to challenge the dominance of the ILECs in the local exchange market. Craig O. McCaw, the Company's founder and principal equity owner, Steven W. Hooper, the Company's Chairman of the Board, Wayne M. Perry, the Company's Vice Chairman and Chief Executive Officer, and James F. Voelker, the Company's President, each has 15 or more years of experience in leading companies in competitive segments of the telecommunications industry. In addition, the presidents of the Company's operating subsidiaries and the Company's senior officers have an average of 14 years of experience in the telecommunications industry. Mr. Hooper and Mr. Perry are the most recent additions to the NEXTLINK executive management team, both of whom were members of the senior management team at McCaw Cellular Communications, Inc. ("McCaw Cellular") during the years in which it became the nation's largest cellular telephone company. Following McCaw Cellular's sale to AT&T Corp. in 1994, Messrs. Perry and Hooper were Vice Chairman and Chief Executive Officer, respectively, of AT&T Wireless Services, Inc.


MARKET OPPORTUNITY

    Prior to 1984, AT&T dominated both the local exchange and long distance marketplace by owning the operating entities that provided both local exchange and long distance services to most of the U.S. population. While long distance competition began to emerge in the late 1970s, the critical event triggering the growth of long distance competition was the breakup of AT&T and the separation of its local and long distance businesses as mandated by the Modified Final Judgment relating to the breakup of AT&T (the "MFJ"). To foster competition in the long distance market, the MFJ prohibited AT&T's divested local exchange businesses, the RBOCs, from acting as a single source provider of telecommunications services.

    The Company believes that a similarly critical event occurred in 1996 with the passage of the Telecom Act. In most locations throughout the United States, the ILEC has operated with a virtual monopoly over the provision of most local exchange services. However, just as competition slowly emerged in the long distance business prior to the MFJ, competitive opportunities also have slowly emerged over the last 10 years at the local level.

    Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $101 billion were derived from local exchange services and approximately $82 billion from interLATA long distance services. Based upon FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. Although the MFJ relating to the breakup of AT&T established the preconditions for competition in the market for long distance services in 1984, the market for local exchange services has until recently been virtually closed to competition and has largely been dominated by regulated monopolies. Efforts to open the local exchange market began in the late

1980s on a state-by-state basis when CAPs began offering dedicated private line transmission and special access services. These types of services together currently account for approximately 12% of the total local exchange revenues. CAPs were restricted, often by state laws, from providing the other, more frequently used services such as basic and switched services, which today account for approximately 88% of local exchange revenues.


    The Telecom Act and the FCC's issuance of rules for competition, particularly those requiring the interconnection of all networks and the interchange of traffic among the ILECs and the CLECs, as well as pro-competitive policies already developed by state regulatory commissions, have caused fundamental changes in the structure of the local exchange markets. Although the Eighth Circuit decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition, most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. See "-- Regulatory Overview."

    These developments create opportunities for new entrants offering local exchange services to capture a portion of the ILEC's dominant, and historically monopoly controlled, market share of local services. The development of switched local services competition, however, is in its early stages and the Company believes that CLECs currently serve fewer than 1% of the total business lines in the United States.

    NEXTLINK believes that the provisions of the Telecom Act requiring the ILECs to cooperate on a technical level with competitors are as significant as the Telecom Act's provisions eliminating state laws barring competitors from entering the local exchange services market. Under the Telecom Act, the FCC and state regulators are required to ensure that ILECs implement:

    - Interconnection--provides competitors the right to connect to the ILECs' networks at any technically feasible point and to obtain access to its rights-of-way;

    - Unbundling of the Local Network--allows competitors to purchase and utilize components of the ILECs' network selectively;

    - Reciprocal Compensation--establishes the framework for pricing between the CLEC and the ILEC for use of each other's networks; and

    - Number Portability--allows ILEC customers to retain their current telephone numbers when they switch to a CLEC.

    In addition, the Telecom Act provides that ILECs that are subsidiaries of RBOCs cannot combine in-region, long distance services across local access and transport areas ("LATAs") with the local services they offer until they have demonstrated that they have complied with certain regulatory requirements relating to local competition. See "--Regulatory Overview." The Company believes it will have an opportunity to gain market share in certain markets by combining local and long distance services in a single offering to its customers before that market's ILEC, if it is a subsidiary of a RBOC, is permitted to do so.

BUSINESS STRATEGY

    The Company has built an end user-focused, locally oriented organization dedicated to providing switched local and long distance telephone service at competitive prices to small and medium-sized businesses. The key components of the Company's strategy to become a leading provider of competitive telecommunications services and to maximize penetration of its targeted customer base are:

        PROVIDE INTEGRATED TELECOMMUNICATIONS SERVICES TO SMALL AND MEDIUM-SIZED BUSINESSES. The Company primarily focuses its sales efforts for switched local and long distance services on small and medium-sized businesses and professional groups, those businesses having fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company has chosen to focus on this segment based on its expectations that higher gross margins will generally be available on services provided to these customers as compared with larger businesses, and that ILECs may be less likely to apply significant resources towards retaining these customers. The Company expects to attract and retain these customers through a direct sales effort by offering: (i) bundled local and long distance services, as well as the Company's enhanced communications services; (ii) up to a 10% to 15% discount to comparable pricing by the ILEC, depending on the individual market; and (iii) responsive customer service and support provided on a local level.

        FOSTER DECENTRALIZED LOCAL MANAGEMENT AND CONTROL. The Company believes that its success will be enhanced by building locally based management teams that are responsible for the success of each of its operational markets. The Company has recruited experienced entrepreneurs and industry executives as presidents of each of the Company's operating subsidiaries, many of whom have previously built and led their own start-up telecommunications businesses. The local presidents and their teams are charged with achieving growth objectives in their respective markets and have decision making authority in key operating areas, including customer care, network growth and building connectivity, and managing the relationship and provisioning efforts with the ILEC. The Company has established an incentive based compensation policy for these management teams that is based upon the achievement of targeted growth and operational objectives. The Company believes that this local management focus will provide a critical competitive edge in customer acquisition and retention in each market.

        FURTHER DEVELOP EFFECTIVE DIRECT SALES AND CUSTOMER CARE
    ORGANIZATIONS. NEXTLINK is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its sales force to approximately 200 salespeople by year end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. To ensure customer satisfaction, each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year end 1996 to 81 customer care employees at June 30, 1997.

        CONTINUOUSLY IMPROVE PROVISIONING PROCESSES TO ACCELERATE REVENUE GROWTH. The Company believes that the immediate challenge for CLECs will be developing effective provisioning systems, which include the complex process of transitioning ILEC customers to the Company's network. Accordingly, the Company has begun to identify and will focus, as a key competitive strategy, on implementing best provisioning practices in each of its markets that will provide for rapid and seamless transitions of customers from the ILEC to the Company. To support the provisioning of its services, the Company has begun the long-term development of a comprehensive information technology platform geared toward delivering information and automated ordering and provisioning capability directly to the end-user as well as to the Company's internal staff. The Company believes that these practices and its comprehensive information technology platform, as developed, will provide the Company with a long-term competitive advantage and allow it to implement more rapidly switched local services in its markets and to shorten the time between the receipt of a customer order and the generation of revenues.

        DEVELOP HIGH CAPACITY FIBER OPTIC NETWORKS WITH BROAD MARKET
    COVERAGE. NEXTLINK has and intends to continue to approach network design with a long-term view focusing on three key elements. First, the Company designs and builds its networks to provide extensive coverage of those areas where the density of business lines is highest and to enable the Company to provide direct connections to a high percentage of commercial buildings and ILEC central offices situated near the network. Over time, this broad coverage is expected to result in a higher proportion of traffic that is both originated and terminated on the Company's networks, which should provide higher long-term operating margins. Second, the Company constructs high capacity networks that utilize large fiber bundles capable of carrying high volumes of voice, data, video and Internet traffic as well as other high bandwidth services. This strategy should reduce potential "overbuild" costs and provide added network capacity as the Company adds high bandwidth services in the future. In Atlanta, Chicago, New York and Newark, New Jersey, the Company will utilize leased dark fiber and fiber capacity to launch facilities-based services and begin building a customer base in advance of completing construction of its own fiber optic network in these markets. Third, the Company employs a uniform technology platform based on Nortel DMS 500 switches (ten of which are currently installed, including one switch that has been installed at the Company's testing and network operations control center, and an additional four of which are currently planned to be installed by the end of the first quarter of 1998), associated distribution technology and other common transmission technologies enabling the Company to (i) deploy features and functions quickly in all of its networks, (ii) expand switching capacity in a cost effective manner and (iii) lower maintenance costs through reduced training and spare parts requirements. The Company also utilizes unbundled loops from the ILEC to connect the Company's switch and network to end user buildings and is evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport.

        CONTINUE MARKET EXPANSION. The Company's goal is to add or expand markets and market clusters to increase its addressable business lines to approximately 11 million by the end of 1998. The Company anticipates continuing to expand into new geographic areas, including additional large markets, as opportunities arise either through building new networks, acquiring existing networks or acquiring or leasing dark fiber and fiber capacity. NEXTLINK also believes that its strategy of operating its networks in clusters (i) offers substantial advantages including economies of scale in management, marketing, sales and network operations, (ii) enables the Company to capture a greater percentage of regional traffic and to develop regional pricing plans, because the Company believes that a significant level of traffic terminates within 300 miles of its origination and (iii) provides opportunities in smaller markets that are too small to develop on a stand alone basis.

        OFFER ENHANCED COMMUNICATIONS SERVICES. NEXTLINK offers customers value-added services that are not dependent on the Company's local facilities. The Company believes that with these services it can establish a customer base in a market in advance of constructing network facilities as well as offer additional services in markets where the Company has constructed facilities. The Company plans to market its enhanced communications service offerings in all of its markets, as well as in areas of planned network expansion. This should increase the Company's visibility, develop customer relationships and assist the Company in attracting local exchange customers when it operates networks in these markets.

THE COMPANY'S TELECOMMUNICATIONS SERVICES

    LOCAL AND LONG DISTANCE SERVICES

    The Company commenced the offering of switched local and long distance services in seven markets on July 4, 1996, in an eighth market on January 1, 1997, in three markets on April 30, 1997 and in 12 additional markets in July 1997. The Company expects to commence the offering of switched local and long distance services in three additional markets by the end of 1997 and in four additional markets in 1998. The Company focuses its product offering on basic telecommunications services, which it believes are the core of local exchange services. Pricing, which is determined and implemented by the

Company's operating subsidiary in each local market, has been generally 10% to 15% lower than the pricing for comparable local services from the ILEC. The Company's current product offering includes:

    - Standard dial tone, including touch tone dialing, 911, and operator assisted calling;

    - Multi-trunk services, including direct inward dialing (DID) and direct outward dialing (DOD);

    - Long distance service, including 1+, 800/888 and operator services;

    - Voice messaging with personalized greetings, send, transfer, reply and remote retrieval capabilities; and

    - Directory listings and assistance.

    Currently, the Company offers CAP services in 23 markets, focusing on long distance carriers and the private line needs of high volume customers. In addition, data services that are currently offered by the Company include Ethernet, TOKEN rings, and Fiber Distributed Data Interface (FDDI).

    The Company's CAP services, which are used as both primary and back-up circuits, fall into three principal categories: (i) special access circuits that connect end-users to long distance carriers; (ii) special access circuits that connect long distance carriers' facilities to one another; and (iii) private line circuits that connect several facilities owned by the same end-user.

    ENHANCED COMMUNICATIONS SERVICES

    NEXTLINK's IVR platform allows a consumer to dial into a computer-based system using a toll-free number and a touch tone phone, and, by following a customized menu, to access a variety of information and to leave simultaneously a profile of the caller behind for use by either NEXTLINK or its clients. Currently, NEXTLINK provides four types of IVR services:

    - LeaveWord--prompts the consumer to leave messages of any length or complexity, ranging from catalog requests and contest entries to specific product questions and surveys;

    - Dealer Locator--helps a consumer to locate the nearest dealer of the client's products by instantly identifying the consumer's area and responding with the names, addresses and phone numbers of the client's locations within any desired mileage radius;

    - Automated Order Entry--allows consumers to purchase products using the interactive phone service 24-hours a day, with real-time order and credit card confirmation as well as arranging for delivery of the new item to the consumer's desired address; and

    - Interactive Call Center--provides the consumer with a menu of selections that include Dealer Locator, Automated Order Entry and other functions, including receiving a catalog, registering the warranty of a product, contest entry and an option for callers to be forwarded to a live operator.

    NEXTLINK also provides a virtual communications center for mobile professionals and workgroups through its Magic Number service, which offers a suite of personal communications services. These services are made available through a specialized personal telephone number. The key services provided by this center are the following:

    - Follow-Me--instructs the communications center to forward any calls made to a Magic Number to a particular wireline or wireless telephone number;

    - Voice Messaging--allows subscribers to receive, send, keep, transfer, instantly reply to or request future delivery for voice messages;

    - Call-out--enables subscribers to make calls from the communications center without hanging up between calls or dialing another PIN number;

    - Paging--notifies subscribers via pager of new and urgent messages;

    - Caller ID--provides the ability to capture the telephone number of anyone who calls the subscriber, which is also displayed on the subscriber's pager;

    - Fax Messaging--stores an incoming fax and delivers it to the nearest fax machine designated by the subscriber when the subscriber calls in to retrieve it; and

    - Teleconferencing--handles all teleconferencing needs through a teleconferencing operator.

    The Company has developed its enhanced communications service offerings through acquisitions, marketing agreements and equity investment. In June 1995, the Company acquired certain enhanced communications services assets from City Signal, Inc. These assets are used by the Company to offer its Magic Number service. In September 1995, the Company acquired a fully operational interactive voice response business through which the Company offers its IVR services. The Company anticipates that it will continue to explore other enhanced communications services opportunities and may acquire, invest in or establish marketing relationships with, additional service providers in the future that support its overall business and marketing strategies.

SALES AND CUSTOMER CARE

    OVERVIEW

    The Company utilizes a two-pronged sales strategy in each of its markets, one directed to the sale of local and long distance services and the other to enhanced communications services. The primary sales efforts in the Company's markets are for switched local and long distance services focusing on small and medium-sized businesses and professional groups with fewer than 50 business lines. The Company's market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance and customer service. The Company utilizes a direct sales effort offering combined local and long distance services with prices that are generally at a 10% to 15% discount from the ILEC. Providing a combination of local and long distance services provides the Company's customers a level of convenience that has been generally unavailable since the break-up of AT&T. The Company is also marketing its enhanced communications services through a separate direct sales force in each market, which is expected to increase the number of customers for all of NEXTLINK's telecommunications services in that market at a faster rate. In addition, the Company is continuing its sales efforts for traditional CAP services to long distance carriers and large commercial users.

    SALES FORCE

    The Company is building a highly motivated and experienced direct sales force and customer care organization that is designed to establish a direct and personal relationship with its customers. The Company seeks to recruit salespeople with strong sales backgrounds, including salespeople from long distance companies, telecommunications equipment manufacturers, network systems integrators and the ILECs. The Company has expanded its sales force from 98 salespeople at year end 1996 to 150 salespeople at June 30, 1997. The Company expects to further increase its salesforce to approximately 200 salespeople by year-end 1997. Salespeople are given incentives through a commission structure that targets 40% of a salesperson's compensation to be based on performance. With respect to traditional CAP services, the Company currently utilizes a national sales force to establish and expand long distance company access service sales. Sales efforts for long distance carriers are centralized in order to provide a single point of contact for these customers.

    The Company anticipates that its enhanced communications service offerings will continue to be sold across the country by its existing national sales force for these services. The Company has also augmented these efforts with a separate, targeted, locally based sales force in each of its markets. The

Company believes that this approach to each market will provide revenues that are incremental to its local exchange operations.

    CUSTOMER CARE

    The Company is augmenting its direct sales approach with superior customer care and support through locally based customer care representatives. The Company is structuring its customer care organization in such a manner that each customer will have a single point of contact for customer care who is responsible for solving problems and responding to customer inquiries. The Company has expanded its customer care organization from 36 customer care employees at year-end 1996 to 81 customer care employees at June 30, 1997. The Company seeks to provide a customer care group that has the ability and resources to respond to and resolve customer problems as they arise. The Company believes that customer care representatives will be the most effective if they are based in the community in which the Company is offering services, which placement will allow, among other things, the opportunity for the representatives to visit the customer's location.

NETWORK DEVELOPMENT

    GENERAL

    In developing its networks, the Company has generally executed a strategy of
(i) acquiring fully or partially constructed fiber optic networks and (ii) designing and constructing high capacity fiber optic networks with broad coverage. The Company has recently entered into leased dark fiber and fiber capacity arrangements, which allow the Company, by installing one or more switches and related electronics, to enter a market prior to completing construction of a fiber optic network. The Company regularly evaluates markets as locations for expansion of the Company's current networks and the development of additional networks. The decision to build, acquire or utilize capacity of an existing network is not based on any single factor, but on a combination of a number of factors including:

    - demographic, economic, telecommunications demand and business line characteristics of the market and the surrounding markets;

    - level of capital expenditures relative to the number of business lines;

    - availability of rights-of-way;

    - actual and potential competitors; and

    - potential for the Company to cluster additional networks in the region.

    If a particular market targeted for development is deemed to present an attractive market opportunity, the Company determines whether acquisition opportunities are available. In some cases a large network can be acquired, and in other cases a small existing network can serve as a starting point for market entry. If the Company decides to build a new network, or substantially expand a small acquired system, the Company designs a proposed new or expanded network that can connect a large number of businesses, long distance carriers points of presence and the ILEC's principal central offices in the area to be served, utilizing existing rights-of-way and/or rights-of-way that the Company will develop. Concurrently, the Company's market development personnel visit the location of the proposed network to begin discussions with city officials, providers of rights-of-way, potential end-users and long distance companies.

    Based on the data developed during these preliminary studies and visits, the Company develops detailed financial estimates of the costs of constructing a network, including the cost of fiber optic cable, transmission and other electronic equipment, as well as costs related to switching, engineering, building entrance requirements and right-of-way acquisition. If the financial estimates are satisfactory to the Company, the Company's market development personnel prepare a detailed business and financial plan for the proposed network, including competitive, regulatory and right-of-way analyses. Based upon its review of these analyses the Company determines whether to proceed. The Company anticipates continuing the expansion of its networks into new markets utilizing the market development analysis described above. The Company will seek to continue to expand its operations in states where it has established one or more networks, by continuing to construct or acquire networks in adjacent areas to leverage its existing networks, switches and telecommunications equipment, thereby establishing a cost effective and operationally efficient cluster of networks in various geographic regions.

    THE COMPANY'S NETWORKS

    The following table provides certain information on the Company's networks that will have launched switched local and long distance services by December 1997.


                                                                                        AS OF JUNE 30, 1997
                                                                              ---------------------------------------
                                                                                                          ON-NET
                                                    SWITCHED LOCAL SERVICES      ROUTE       FIBER       BUILDINGS
  STATE/MARKET                                           LAUNCH DATE(1)        MILES(2)    MILES(3)    CONNECTED(4)
--------------------------------------------------  ------------------------  -----------  ---------  ---------------
TENNESSEE.........................................                                   395      34,256           244
  Memphis.........................................               July 1996
  Nashville.......................................               July 1996
PENNSYLVANIA......................................                                   457      22,085            37
  Allentown.......................................               July 1996
  Harrisburg......................................               July 1996
  Lancaster.......................................               July 1996
  Reading.........................................               July 1996
  Scranton/Wilkes Barre...........................            October 1997
  Philadelphia....................................               July 1997
WASHINGTON........................................                                     2         230            21
  Spokane.........................................               July 1996
OHIO..............................................                                    65      12,826            11
  Cleveland.......................................              April 1997
  Columbus........................................              April 1997
  Akron...........................................           December 1997
UTAH..............................................                                    93      12,998            49
  Salt Lake City..................................            January 1997
  Provo/Orem......................................          September 1997
NEVADA............................................                                   400      10,500            91
  Las Vegas.......................................              April 1997
CALIFORNIA........................................                                   183      24,569             6
  Los Angeles.....................................               July 1997
  Anaheim.........................................               July 1997
  Costa Mesa......................................               July 1997
  Garden Grove....................................               July 1997
  Irvine..........................................               July 1997
  Orange..........................................               July 1997
  Santa Ana.......................................               July 1997
  Long Beach......................................               July 1997
  Inglewood.......................................               July 1997
  Huntington Beach................................               July 1997
  Fullerton.......................................               July 1997
                                                                              -----------  ---------        ------
      Total.......................................                                 1,595     117,464           459
                                                                              -----------  ---------        ------
                                                                              -----------  ---------        ------


------------------------
(1) Actual/Anticipated launch date of switched local services.
(2) Route miles refers to the number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.
(3) Fiber miles refers to the number of route miles installed along a telecommunications path, multiplied by the Company's estimate of the number of fibers along that path.
(4) Represents buildings physically connected to the Company's networks, excluding those connected by unbundled facilities. As of June 30, 1997, the Company had 1,284 buildings physically connected to its networks, including those buildings connected through unbundled facilities.

    The following table sets forth the location of the markets in which the Company currently plans to launch switched local and long distance services during 1998.

                                                                                       LOCAL SWITCHED
STATE                                 MARKET                                        SERVICES LAUNCH DATE
------------------------------------  ------------------------------------  ------------------------------------
Illinois............................  Chicago                               First Quarter 1998
New York............................  New York City                         Second Quarter 1998
New Jersey..........................  Newark                                Third Quarter 1998
Georgia.............................  Atlanta                               Fourth Quarter 1998

    TENNESSEE. In January 1995, the Company acquired from City Signal, Inc. an extensive, fully operational network in Memphis, Tennessee and another network then under development in Nashville, Tennessee. Since the date of acquisition, the Memphis network has provided dedicated private line services, long distance carrier access services, high speed data transmission, and video conferencing and, beginning in July 1996, switched local and long distance services. In Nashville, the initial backbone network was completed in December 1995, and the Company also began providing local and long distance services to customers in this area in July 1996. The Company has continued to expand the networks in Nashville and Memphis over the past year.


    PENNSYLVANIA. In April 1995, the Company began construction of an extensive regional fiber optic network connecting Harrisburg, Reading, Lancaster, and Allentown, Pennsylvania. The backbone network connecting these four areas and covering 21 counties was completed in the first quarter of 1996. The Company believes that this network provides it with the foundation for significant regional service offerings. The Company commenced offering switched local services to customers utilizing its Pennsylvania networks in July 1996. The Company recently completed extensions of the network to the Scranton/Wilkes Barre market and downtown Philadelphia. In June 1997, the Company executed a definitive agreement to acquire an existing fiber optic network in downtown Philadelphia in order to extend its existing network in Pennsylvania. The acquisition is subject to regulatory and other consents and is anticipated to be consummated by the end of 1997. During the interim period prior to closing, the Company is operating under a 36 fiber capacity agreement with the seller. In June 1997, the Company also entered into an eight year exclusive agreement with a company which has excess fiber capacity in Philadelphia, which it agreed to make available to the Company at a substantial discount. This additional capacity will allow the Company to expand its operations in Philadelphia by utilizing the excess capacity to reach customers throughout Philadelphia. The Company launched the offering of switched local and long distance services to its customers in downtown Philadelphia in July 1997 and anticipates launching the offering of these services in Scranton/Wilkes Barre in October 1997.


    WASHINGTON. In April 1995, the Company acquired a local exchange service reseller located in Spokane, Washington. The Company installed a switch in early 1996 and began providing switched local services in July 1996. Since that time, the Company has constructed a fiber optic ring in the downtown area and is continuing new construction there. The Company currently serves approximately 9,200 business lines, including those lines which are provided through resale of Centrex services. The Company is in the process of migrating its current resale customers to the fiber optic network as portions of that network are completed.

    OHIO. In January 1996, the Company acquired existing fiber optic networks and switching facilities in the downtown business centers of Cleveland, Columbus and Akron, Ohio. The Company has expanded the networks in Cleveland and Columbus and replaced the switches that were acquired in these markets with two Nortel DMS 500 switches, the Company's standard switching platform. The Company began offering switched local and long distance services in Cleveland and Columbus in April 1997 and anticipates that it will begin offering these services in Akron during the fourth quarter of 1997.

    UTAH. In March 1996, the Company admitted a 10% member to the subsidiary conducting the Company's operations in Utah, which member provided access to its rights-of-way, franchises, and other valuable services in order for the Company to commence the construction of a fiber optic network in Salt Lake City and the Wasatch Valley, which the Company believes is among the fastest growing areas in the United States. Construction of the downtown fiber optic ring began in the second quarter of 1996. The switching facilities were installed during the fourth quarter of 1996 with switched local and long distance service starting January 1, 1997. The Company is in the process of completing the expansion of this network to Provo and Orem and expects to begin providing switched local and long distance services in the Provo and Orem areas by September 1997.

    NEVADA. In April 1996, the Company became a 40% member in, and manager of, a joint venture that provides local telecommunications services in Las Vegas, which the Company believes is one of the fastest growing areas in the United States. The Company has provided a license to the joint venture to operate under the name NEXTLINK Nevada. The joint venture began providing switched local and long distance services in April 1997 in addition to the competitive access services that were previously provided over a fiber optic network covering approximately 400 route miles throughout Las Vegas. The Company will provide strategic planning and management of the business for a ten year period through one of its subsidiaries.


    CALIFORNIA. On February 4, 1997, the Company acquired substantially all the assets of Linkatel, a Los Angeles-based competitive access telecommunications provider. At the time of the acquisition, Linkatel operated an 80-mile fiber optic telecommunications network covering several markets from the downtown Los Angeles area to the City of Irvine in Orange County. The Los Angeles/Orange County area represents one of the largest telecommunications markets in the United States, with over 2 million addressable business lines. The Company assumed management of this operation in November 1996. As part of the assets acquired, the Company obtained access to approximately 250 route miles of right-of-way, of which 183 miles have been completed, creating one network in Los Angeles and one network in the Orange County area. The Company has been providing competitive access services over these networks since the acquisition date and launched switched local and long distance services in July 1997.



    ILLINOIS, NEW YORK, NEW JERSEY AND GEORGIA. In June 1997, the Company entered into an eight year exclusive agreement, which contains a five year renewal option, with a company that has excess fiber capacity in each of Atlanta, Chicago, New York, and Newark, New Jersey, which it agreed to make available to the Company in each of those markets at a substantial discount. This capacity will allow the Company to accelerate its entry into each of these markets by enabling the Company to avoid a significant portion of the infrastructure development and construction time that would otherwise be required to launch switched local and long distance services in these markets.


        CHICAGO. The Company anticipates launching switched local and long distance services in Chicago in the first quarter of 1998. In addition to establishing the capacity arrangement for Chicago described above, the Company has located and anticipates commencing installation of its first switch for Chicago in the third quarter of 1997. The Company also has received its CLEC certification from the Illinois Corporation Commission, is in negotiations with Ameritech Illinois for interconnection of services and is negotiating with the City of Chicago for a franchise.


        NEW YORK. The Company anticipates launching switched local and long distance services in Manhattan in the second quarter of 1998. The Company has applied for its CLEC authority from the New York State Public Service Commission, is in negotiations with NYNEX Corporation for interconnection, and is engaged in negotiations with New York City for a franchise. In addition to the capacity arrangement described above, the Company also has entered into a 20-year lease of capacity over an existing 47-mile fiber network, which extends from the Wall Street area north to midtown Manhattan.


        NEWARK, NEW JERSEY AND ATLANTA. The Company is in the process of commencing its development activities in Newark, New Jersey, and Atlanta, and anticipates completing the necessary regulatory applications and beginning interconnection and franchise negotiations in the third quarter of 1997, with an anticipated launch of services in Newark in the third quarter of 1998 and Atlanta in the fourth quarter of 1998.

NETWORK ARCHITECTURE

    DESIGN

    The Company builds or acquires its own fiber optic networks because it believes that facilities-based full service telecommunications companies whose networks are directly connected to their customers will have the ability to respond more quickly to customer needs for capacity and services. Moreover, the Company believes that facilities-based carriers develop a more knowledgeable, cooperative relationship with their customers, improving their ability to provide new services and other telecommunications solutions, which should result in higher long-term operating margins.

    The Company believes that the future telecommunications market will be an interconnected network of networks. The Company believes that calls will flow between local networks, with customers selecting their service provider based on high quality and differentiated products, responsive customer service and price. In some circumstances, depending in part upon regulatory conditions, the Company will utilize its own network for one portion of a call and resell the services of another carrier for the remaining portion of a call. In other instances, both the origination and termination of calls will take place on the Company's networks. The Company's networks are designed to maximize connectivity directly with significant numbers of business end-users, and to easily interconnect and provide a least-cost routing flow of traffic between the Company's network and other networks in the marketplace.

    In general, the Company seeks to build wide, expansive networks, rather than a simple core ring in a downtown metropolitan area. The Company believes that this type of broad coverage of the markets in which it operates will result in the following advantages:

    - an increased number of buildings that can be directly connected to the Company's network, which should maximize the number of businesses to which the Company can offer its services;

    - a higher volume of telecommunications traffic both originating and terminating on the Company's network, which should result in improved operating margins;

    - the ability to leverage its investment in high capacity switching equipment and electronics; and

    - the opportunity for the Company's network to provide backhaul carriage for other telecommunications service providers such as long distance and wireless carriers.

    The Company seeks to further utilize this network design to increase the number of buildings and customers directly connected to its networks. The Company believes that as compared to the extensive use of unbundled loops and pursuing a pure resale business strategy, having a direct connection to its customers will provide the Company with the highest long-term operating margins, allow the Company to provide greater feature and quality control as well as offer customer service that is both prompt and effective, because the network to be serviced is controlled by the Company and not another service provider.

    The Company seeks to build high capacity networks using a backbone density ranging between 72 and 240 strands. A single pair of glass fibers on the Company's networks can currently transmit 32,256 simultaneous voice conversations, whereas a typical pair of copper wires can currently carry a maximum of 24 digitized simultaneous voice conversations. The Company believes that installing high count fiber strands will allow the Company to offer a higher volume of voice and broadband services without incurring significant additional construction costs.

    The following diagram illustrates NEXTLINK's network design.

                   [Graphic depicting the Company's Network.]

    CONSTRUCTION

    The construction period of a new network varies depending upon the scope of the activities, such as the number of backbone route miles to be installed, whether the construction is underground or aerial, whether the conduit is in place or requires construction, the initial number of buildings targeted for connection to the network backbone and the general configuration for its deployment. After installing the network backbone, the Company evaluates extensions to additional buildings and expansions to other areas of a market, based on detailed assessments of market potential.

    The Company's network backbones are installed in conduits that are either owned by the Company or leased from third parties. The Company leases conduit or pole space from entities such as utilities, railroads, long distance carriers, state highway authorities, local governments and transit authorities. These arrangements are generally for multi-year terms with renewal options, and are nonexclusive. The availability of these arrangements is an important part of the Company's evaluation of a market. Cancellation of any of the Company's material right-of-way agreements could have an adverse effect on the Company's business in that area and could have a material adverse effect on the Company.

    Office buildings are connected primarily by network backbone extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Company's central node. Alternatively, the Company may access an end-user's location through interconnection with the ILEC's central office. The Company is also evaluating other alternatives for building connectivity, including wireless connections, for the "last mile" of transport. Signals are generally sent through a network backbone to the central node simultaneously on both primary and alternate protection paths. Most buildings served have a discrete Company presence (referred to as a "remote hub") located in the building. Within each building, Company-owned internal wiring connects the remote hub to the customer premises. Customer equipment is connected to Company-provided electronic equipment generally located in the remote hub, where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network backbone to the Company's central node where originating traffic is reconfigured for routing to its ultimate destination. After completion of network construction, the Company employs maintenance and line crews that are responsible for responding to outages and routine maintenance of the network.

    UNIFORM TECHNOLOGY PLATFORM

    The Company is implementing a consistent technology platform based on the Nortel DMS 500 switch throughout its networks. Unlike a traditional long distance or local switch, the Nortel DMS 500 switch will enable the Company to provide local and long distance services from a single platform. The Company believes that having a standardized switch platform will enable it to (i) deploy features and functions quickly in all of its networks, (ii) expand switch capacity in a cost effective manner and (iii) lower maintenance costs through reduced training and spare parts requirements. In addition, the scalability and capacity of these switches will allow the Company to switch calls from more than one market, which enhances the Company's ability to use a clustered approach to the building of its networks.

    The Company also is establishing a uniform transmission technology utilizing SONET design and standardized digital access and cross connect systems ("DACCS") and other ancillary transmission equipment. DACCS provide the ability to aggregate and disaggregate capacity along the fiber optic network. Using the DACCS, the capacity of 24 DS-0s can be aggregated to form a DS-1 and, again through the DACCS, 28 DS-1s can be aggregated to form a DS-3.

    The Company's NEXTLAB facility contains a fully functional Nortel DMS 500 switch in a configuration that simulates the working environment of the Company's operational switches as well as distribution and ancillary equipment. Located in Plano, Texas, NEXTLAB operates separate and apart from the Company's operational switches as a testing facility and will serve as the Company's network operations control center (NOCC). NEXTLAB provides the Company with a means to test switch software and service configurations prior to their release on the Company's networks. The Company believes that this process should: (i) minimize network outages; (ii) save network operating and training costs; and
(iii) improve levels of customer service.

IMPLEMENTATION OF LOCAL TELECOMMUNICATIONS

    A company preparing to offer local exchange services not only requires an installed switch, but also must have numerous network and routing arrangements in place. NEXTLINK has established all of these arrangements for Pennsylvania, Tennessee, Washington, Utah, Ohio, Nevada and California. These key elements include:

    INTERCONNECTION. The Company has executed interconnection agreements for all of its current operating networks: in Nashville and Memphis, Tennessee, with BellSouth Telecommunications, Inc.; in Harrisburg, Reading, Lancaster and Allentown, Pennsylvania, with Bell Atlantic-Pennsylvania, Inc.; in Cleveland and Columbus, Ohio with a division of Ameritech; in Spokane, Washington, and Salt Lake City and Provo/Orem, Utah with U S WEST Communications, Inc.; in Los Angeles, California and the surrounding markets, with Pacific Bell and GTE Corporation; and in Las Vegas, Nevada with a division of Sprint. The Company is currently negotiating interconnection agreements with NYNEX Corporation for New York and Ameritech for Chicago, and plans to begin negotiations with BellSouth for an interconnection agreement to cover Atlanta by the end of the third quarter of 1997. In addition, the Company believes that interconnection arrangements between the ILECs and other CLECs or the Company will be in place in other markets that the Company may enter. The Company likely will initially "piggy-back" on these other arrangements while pursuing more favorable long-term arrangements.

    The Company's approach to interconnection has been a two-step process. To accelerate its launch of switched local services, the Company has entered into initial interconnection arrangements that allow for the immediate exchange of local traffic with the ILEC. These arrangements allow the Company to commence service immediately and then work to optimize its arrangements with the ILEC. The Company's ILEC agreements are now being re-negotiated under Sections 251 and 252 of the Telecom Act. The actual operating experience gained through the Company's initial interconnection agreements gives the Company critical knowledge for negotiating longer term arrangements. In some cases, where agreement on a long-term arrangement cannot be reached, the Company may pursue binding arbitration before the state utility commissions as provided under the Telecom Act. There can be no assurance, however, that the Company will be able to negotiate longer term relationships on terms and conditions satisfactory to the Company.

    TELEPHONE NUMBERS. The Company has been offered interim number portability arrangements by the ILEC in each of its markets, and the Company also is engaged in industry negotiations to establish permanent number portability. Number portability arrangements will allow ILEC customers to retain their telephone numbers when changing local exchange service carriers. In addition, the Company has been allocated multiple blocks of 10,000 telephone numbers for each of its Tennessee, Washington, Pennsylvania, Ohio, Utah, Nevada and California networks for use in assigning new numbers to its customers. These numbers, known as NXX numbers, are the first three digits of a customer's seven digit local phone number. In each of these cases, the NXX is fully loaded into the Local Exchange Routing Guide or LERG, which instructs ILECs and other carriers to send a call using a NEXTLINK NXX to the appropriate NEXTLINK switch, for delivery to the NEXTLINK customer.

    SS7 POINT CODES. For each of the Company's switches, the Company has been assigned Point Codes for use with the advanced signaling system known as SS7 which is a separate or "out of band" communications channel used between telecommunications carriers to set up and control traffic on and between networks. The Company has designed its network to fully utilize SS7 signaling, which improves call processing times and frees capacity for voice, data, and video transmissions. The Company has entered into an agreement with a national SS7 service provider that will allow the Company to utilize SS7 signaling in its current and new markets nationwide.

REGULATORY OVERVIEW

    OVERVIEW

    The Company's services are subject to varying degrees of federal, state and local regulation. The FCC generally exercises jurisdiction over the facilities of, and services offered by, telecommunications common carriers that provide interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to provide intrastate communications. Local governments sometimes impose franchise or licensing requirements on local exchange and other carriers and regulate street opening and construction activities.

    The Telecom Act imposes on ILECs certain interconnection obligations that, taken together, grant competitive entrants such as the Company what is commonly referred to as "co-carrier status." In addition, the Telecom Act generally preempts state or local legal requirements that prohibit or have the effect of prohibiting any entity from providing telecommunications service. The Telecom Act allows state regulatory authorities to continue to impose competitively neutral requirements designed to promote universal service, protect public safety and welfare, maintain quality of service and safeguard the rights of consumers. The Telecom Act also preserves the ability of state and local authorities to manage and require compensation for the use of public rights-of-way by telecommunications providers including competitors of the ILECs in the local market.

    It is anticipated that co-carrier status and the preemption of state and local prohibitions on entry could permit the Company to become a full service provider of switched telecommunications services anywhere in the United States. The following table summarizes the interconnection rights granted by the Telecom Act that are most important to the achievement of this goal and the Company's belief as to the anticipated effect of the new requirements, if properly implemented.

        ISSUE                           DEFINITION                                ANTICIPATED EFFECT
---------------------  --------------------------------------------  --------------------------------------------
Interconnection        Efficient network interconnection to          Allows a CLEC to service and terminate calls
                       transfer calls back and forth between ILECs   to and from customers connected to other
                       and competitive networks (including 911, 0+,  networks
                       directory assistance, etc.)

Local Loop             Allows competitors to selectively gain        Reduces the capital and operating costs of a
  Unbundling           access to ILEC wires which connect ILEC       CLEC to serve customers not directly
                       central offices with customer premises        connected to its networks

Reciprocal             Mandates reciprocal compensation for local    Improves the CLEC's margins for local
  Compensation         traffic exchanges between ILECs and           service
                       competitors

Number Portability     Allows customers to change local carriers     Allows customers to switch to a CLEC's local
                       without changing numbers; true portability    service without changing phone numbers
                       allows incoming calls to be routed directly
                       to a competitor. Interim portability allows
                       incoming calls to be routed through the ILEC
                       to a competitor at the economic equivalent
                       of true portability

Access to Phone        Mandates assignment of new telephone numbers  Allows CLECs to provide telephone numbers to
  Numbers              to competitive telecommunications provider's  new customers on the same basis as the ILEC customers

    While the interconnection rights established in the Telecom Act are a necessary prerequisite to the introduction of full local competition, they must be properly implemented to be effective. Significant implementation issues remain to be resolved, including modifications to, and expansion of, the ILEC network interface facilities, before the barriers to entry into the local telephone business are sufficiently lowered to permit widespread competitive entry. See "Federal Legislation" for a more complete explanation of the potential effect of the Telecom Act on the Company's business.

    FEDERAL LEGISLATION

    The Telecom Act, enacted on February 8, 1996, substantially revised the Communications Act of 1934. The Telecom Act establishes a regulatory framework for the introduction of local competition throughout the United States. Among other things, the Telecom Act preempts any state or local government from prohibiting any entity from providing telecommunications service. This provision eliminated prohibitions on entry found in almost half of the states in the country at the time the Telecom Act was passed.

    The Telecom Act also establishes a dual federal-state regulatory scheme for eliminating other barriers to competition faced by competitors to the ILECs and other new entrants into the local telephone market. Specifically, the Telecom Act imposes on ILECs certain interconnection obligations, some of which are to be implemented by FCC regulations. The Telecom Act contemplates that states will apply the federal regulations and oversee the implementation of all aspects of interconnection not subject to FCC jurisdiction as they oversee interconnection negotiations between ILECs and their new competitors.

    The FCC has significant responsibility in the manner in which the Telecom Act will be implemented especially in the areas of universal service, access charges and price caps. The details of the rules adopted by the FCC will have a significant effect in determining the extent to which barriers to competition in local services are removed, as well as the time frame within which such barriers are eliminated. The FCC may also grant ILECs increased pricing flexibility to enable them to respond to competition for special access and private line services. To the extent such pricing flexibility is granted, the Company's ability to compete for certain services may be adversely affected.

    The state PUCs have an even more significant responsibility in implementing the Telecom Act. Specifically, the states have authority to establish interconnection pricing, including unbundled loop charges, reciprocal compensation and wholesale pricing. The states are also charged under the Telecom Act with overseeing the arbitration process for resolving interconnection negotiation disputes between CLECs and the ILECs.

    In addition, the Telecom Act provides that ILECs that are subsidiaries of RBOCs cannot combine in-region, long distance services across local access and transport areas ("LATAs") with the local services they offer until they have demonstrated that (i) they have entered into an approved interconnection agreement with a facilities-based CLEC or that no such CLEC has requested interconnection as of a statutorily determined deadline, (ii) they have satisfied a 14-element checklist designed to ensure that the ILEC is offering access and interconnection to all local exchange carriers on competitive terms and (iii) the FCC has determined that in-region, interLATA approval is consistent with the public interest, convenience and necessity.

    FEDERAL REGULATION

    The FCC was granted authority to eliminate tariff and reporting requirements for non-dominant carriers such as the Company. Acting under that authority, the FCC has eliminated tariff filing requirements for such carriers providing interstate access and domestic interstate long distance services. On February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for stay of the FCC order detariffing domestic interstate long distance service pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. Regulatory compliance measures remain in place for international traffic. In addition, the Telecom Act now requires that ILECs provide CLECs with physical collocation on rates, terms and conditions that are just and reasonable, unless the ILEC can demonstrate to state regulators that physical collocation is not practical. The Company believes that either physical or virtual collocation of its facilities in a timely fashion for appropriate rates and terms will accommodate its purposes.

    The FCC has taken several actions related to the assignment of telephone numbers, first in July 1995 mandating that over the course of the next year responsibility for administering and assigning local telephone numbers be transferred from the RBOCs and a few other ILECs to a neutral entity, and second in July 1996 adopting a regulatory structure under which a wide range of number portability issues would be resolved. In March 1997, the FCC affirmed its number portability rules, but it extended slightly certain deadlines for the implementation of true number portability. The FCC plans to establish cost recovery rules for true number portability.

    On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, long distance companies and state PUCs regarding several provisions of the Telecom Act. The rules include, among other things, FCC guidance on: (i) discounts for end-to-end resale of ILEC local exchange services (which the FCC has suggested should be in the range of 17%-25%); (ii) availability of unbundled local loops and other unbundled ILEC network elements;
(iii) the use of Total Element Long Run Incremental Costs ("TELRIC") in the pricing of these unbundled network elements; (iv) average default proxy prices for unbundled local loops in each state; (v) mutual compensation proxy rates for termination of ILEC/CLEC local calls; and (vi) the ability of CLECs and other interconnectors to opt into portions of interconnection agreements negotiated by the ILECs with other parties on a most favored nation (or a "pick and choose") basis. See below for a discussion of the Eighth Circuit Court of Appeals decision invalidating certain aspects of this order.

    On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of the schools, libraries and rural health care funds will be based on its share of the total industry telecommunications service and certain defined telecommunications end user revenues. The Company's share of all other federal subsidy funds will be based on its share of the total interstate telecommunications service and certain defined telecommunications end user revenues. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make, and the effect that these required payments will have on its financial condition. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8 order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8 order with the FCC. That petition is also pending.

    In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16 order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules to be established sometime this year that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels will have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.


    As part of its overall plan to lower interstate access rates, the FCC also released an order on May 21, 1997, in which the FCC revised its price cap rules. In the order, the FCC increased the so-called X-Factor (the percentage by which price cap LECs must lower their interstate access charges every year, net of inflation and exogenous cost increases) and made it uniform for all price cap LECs. The results of these rule changes will be both a one-time overall reduction in price cap ILEC interstate access charges and an increase in the rate at which those charges will be reduced in the future. Several parties have appealed the May 21 order. Those appeals were consolidated and transferred to the United States Court of Appeals for the Tenth Circuit. They have been subsequently transferred to the United States Court of Appeals for the District of Columbia where they are currently pending.



    On January 2, 1997, Ameritech of Michigan became the first RBOC to apply for authority to provide in-region interLATA service. Ameritech withdrew its application on February 11, 1997, after the FCC struck from the record the interconnection agreement between Ameritech and AT&T which formed the basis for the application. On May 21, 1997, Ameritech refiled its application for in-region interLATA authority in Michigan. That application was denied on August 19, 1997. In denying the application, the

FCC established specific and substantial criteria that must be met before future
Section 271 applications will be granted.


    On April 11, 1997, SBC applied to the FCC for authority to provide in-region interLATA service in the state of Oklahoma. On June 26, 1997, the FCC released an order rejecting SBC's application on the grounds that SBC had not demonstrated either that SBC had entered into an approved interconnection agreement with a facilities-based CLEC or that no CLEC had requested interconnection as of the statutory deadline. On July 3, 1997, SBC filed an appeal of the June 26 order with the United States Court of Appeals for the District of Columbia. That appeal is currently pending.

    On July 2, 1997, SBC and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on Constitutional grounds the Telecom Act restrictions applicable to the RBOCs only. The plaintiffs in the case seek both a declaratory judgment and an injunction against the enforcement of the challenged provisions.

    The Company anticipates that the FCC will initiate a number of additional proceedings, of its own volition and as a result of requests from CLECs and others, as a result of the Telecom Act. While the Eighth Circuit's recent decision in the appeal of the August 8, 1996 order limits the FCC's jurisdiction over the local competition provisions of the Telecom Act, such proceedings may nonetheless further define and construe the Telecom Act's terms.

    COURT OF APPEALS DECISION


    Various parties, including ILECs and state PUCs, filed appeals of the FCC's August 8, 1996 order in various U.S. Courts of Appeal, and several parties petitioned the FCC and the courts to stay the effectiveness of the FCC's rules included in the FCC's order, pending a ruling on the appeals. Many of the appeals were consolidated and transferred to the U.S. Court of Appeals for the Eighth Circuit. On October 15, 1996, the Eighth Circuit issued a partial stay of the FCC's rules until the full appeal on the FCC's rules could be heard. The stay was limited to two areas of the FCC's rules: (1) the pricing rules other than those dealing with commercial mobile radio service providers; and (2) the CLECs' ability to utilize a most favored nation procedure to select favorable provisions from other interconnectors' agreements.


    On July 18, 1997, the Eighth Circuit overturned the pricing rules established in the August 8, 1996 order, except those applicable to commercial mobile radio service providers. The Eighth Circuit held that, in general, the FCC does not have jurisdiction over prices for interconnection, resale, leased unbundled network elements and traffic termination. The Eighth Circuit also overturned the FCC's "pick and choose" rules as well as certain other FCC rules implementing the Telecom Act's local competition provisions. In addition, the Eighth Circuit decision substantially limits the FCC's authority to enforce the local competition provisions of the Telecom Act. The FCC has indicated that it will seek Supreme Court review of the decision.

    In the short term the Company believes that the Eighth Circuit decision will not have a material adverse effect on it, because the Company already has interconnection agreements in place, or expects to have such agreements in place, under the provisions of the FCC's order and the Telecom Act which were not invalidated by the Court. The decision does not delay the implementation of the Telecom Act by the parties and by the state PUCs, but rather eliminates the guidance on pricing and most favored nation procedures as well as other issues that the FCC sought to provide to the parties and the state PUCs.

    In the long term, the Eighth Circuit's decision makes it more likely that the rules governing local competition will vary from state to state. Most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others.

    STATE REGULATION

    The Company expects that as it offers local exchange and other intrastate services in an increasing number of states, it will be subject to direct state PUC regulation in most if not all such states. In all states where the Company is operational and certification as a CLEC is currently required, the Company's operating subsidiaries are certificated.

    In most states, the Company is required to file tariffs or price lists setting forth the terms, conditions and prices for services which are classified as intrastate. In some states, the Company's tariff can list a range of prices for particular services, and in others, such prices can be set on an individual customer basis. The Company is not subject to price cap or to rate of return regulation in any state in which it currently provides services.

    As noted above, as a result of the July 18, 1997 Eighth Circuit decision, the states have the primary regulatory role under the Telecom Act. The Telecom Act allows state regulatory authorities to continue to impose competitively neutral requirements designed to promote universal service, protect public safety and welfare, maintain quality of service and safeguard the rights of consumers. State PUCs will implement and enforce most of the Telecom Act's local competition provisions, including those governing the specific charges for local network interconnection. In some states, those charges are being determined by generic cost proceedings and in other states they are being established through arbitration proceedings.

    LOCAL GOVERNMENT AUTHORIZATIONS

    In certain locations, the Company is required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate its fiber optic networks. In some of the areas where the Company provides network services, the Company's subsidiaries pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis. There is no assurance that certain cities that do not currently impose fees will not seek to impose such fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and nondiscriminatory basis, for use of public rights-of-way.

    If any of the Company's existing franchise or license agreements were terminated prior to its expiration date and the Company were forced to remove its fiber from the streets or abandon its network in place, such termination would have a material adverse effect on the Company's subsidiary in that area and could have a material adverse effect on the Company. The Company believes that the provisions of the Telecom Act barring state and local requirements that prohibit or have the effect of prohibiting any entity from providing telecommunications service should be construed to limit any such action. However, there can be no assurance that one or more local authorities will not attempt to take such action. Nor is it clear that the Company would prevail in any judicial or regulatory proceeding to resolve such a dispute.

COMPETITION

    As noted above, the regulatory environment in which the Company operates is changing rapidly. The passage of the Telecom Act combined with other actions by the FCC and state regulatory authorities continues to promote competition in the provision of telecommunications services.

    ILECS

    In each market served by its networks, the Company faces, and expects to continue to face, significant competition from the ILECs, which currently dominate their local telecommunications markets.

    The Company competes with the ILECs in its markets for local exchange services on the basis of product offerings, reliability, state-of-the-art technology, price, route diversity, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various transmission and switching services that the Company, in many cases, does not currently offer. The Company has sought, and will continue to seek, to achieve parity with the ILECs in order to become able to provide a full range of local telecommunications services. See "Regulatory Overview" for additional information concerning the regulatory environment in which the Company operates. Existing competition for private line and special access services is based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and is not based on any proprietary technology. As a result of the comparatively recent installation of the Company's fiber optic networks, its dual path architectures and the state-of-the-art technology used in its networks, the Company may have cost and service quality advantages over some currently available ILEC networks.

    OTHER COMPETITORS

    The Company also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which the Company offers its services. In addition to the ILECs and CAPs, potential competitors capable of offering switched local and long distance services include long distance carriers such as AT&T, MCI, Sprint and WorldCom, Inc., cable television companies, such as Tele-Communications, Inc. and Time Warner Inc., electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users.

    The Company believes that the Telecom Act as well as a recent series of completed and proposed transactions between ILECs and long distance companies and cable companies increase the likelihood that barriers to local exchange competition will be removed. The Telecom Act states that entry barriers must be lowered in the areas served by ILECs that are subsidiaries of RBOCs before such ILECs are permitted to provide in-region, interLATA services. When ILECs that are RBOC subsidiaries are permitted to provide such services, they will be in a position to offer single source service. ILECs that are not RBOC subsidiaries may offer single source service presently.

    In some cases, cable television companies are upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. In addition, under the Telecom Act, electric utilities may install fiber optic telecommunications cable and may facilitate provision of telecommunications services by electric utilities over those networks if granted regulatory authority to do so. Cellular and PCS providers may also be a source of competitive local telephone service.

    The Company also competes with equipment vendors and installers, and telecommunications management companies, with respect to certain portions of its business.

    A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. In addition, many of the Company's existing and potential competitors have financial, personnel and other resources, including name recognition, significantly greater than those of the Company.

    The Company also competes with long distance carriers in the provision of long distance services. Although the long distance market is dominated by four major competitors, AT&T, MCI, Sprint and WorldCom, Inc., hundreds of other companies also compete in the long distance marketplace.

    With respect to the Company's enhanced communications service offerings, each is subject to competition. For example, there are several competitors that offer IVR services, such as Call Interactive, which the Company believes focuses its sales efforts on large volume IVR service users. Another competitor, Telemedia, which is owned by Sprint, also offers significant call volume capacity. With respect to Magic Number, the Company's virtual communications center, there are numerous competitors with product offerings that include some or all of the services offered by Magic Number.

PURCHASING AND DISTRIBUTION

    With respect to the Company's fiber optic networks, which constitute the Company's most significant capital investments, the Company has entered into general purchase agreements with key equipment suppliers for fiber and fiber optic transmission equipment, with Nortel for telecommunications switches, and with other suppliers for various other components of each system. These agreements provide the basic framework under which purchase orders for these system components will be made. The specific purchases made for each network depend upon the configuration and other factors related to the network, such as the prospective customer base and location and the services to be offered over the network. Once these decisions are made, purchase orders for the appropriate fiber and selected equipment types are placed under the general purchase agreements. In connection with the Company's provision of long distance services, it purchases capacity at wholesale rates from long distance carriers.

PROPERTIES

    The Company owns or leases, in its operating territories, telephone property which includes: fiber optic backbone and distribution network facilities; point-to-point distribution capacity; central office switching equipment; connecting lines between customers' premises and the central offices; and customer premise equipment.

    The fiber optic backbone and distribution network and connecting lines include aerial and underground cable, conduit, and poles and wires. These facilities are located on public streets and highways or on privately owned land. The Company has permission to use these lands pursuant to consent or lease, permit, easement, or other agreements. The central office switching equipment includes electronic switches and peripheral equipment.

    The Company and its subsidiaries lease facilities for their administrative and sales offices, network nodes and warehouse space. The various leases expire in years ranging from 1997 to 2016. Most have renewal options. Additional office space and equipment rooms will be leased as the Company's operations and networks are expanded and as new networks are constructed.

EMPLOYEES


    As of July 31, 1997, the Company employed 885 people, including full-time and part-time employees. The Company considers its employee relations to be good. None of the employees of the Company is covered by a collective bargaining agreement.


TRADEMARKS AND TRADE NAMES


    The Company uses the name "NEXTLINK" as its primary business name. In July 1995, the Company filed for federal trademark protection of this name and received its notice of allowance from the U.S. Patent and Trademark Office on July 1, 1997. In addition, filings have been made to register the distinctive floating X and related marks as protected trademarks under federal law. These filings all are pending. The Company has no assurance that they will be granted. The Company from time to time receives requests to consider licensing certain patents held by third parties that may have bearing on its IVR and virtual communications center services. The Company considers such requests on their merits, but has not to date entered into any such license agreements.


LEGAL PROCEEDINGS

    The Company is not currently a party to any legal proceedings, other than regulatory and other proceedings that are in the normal course of its business.

                                   MANAGEMENT

    The following table sets forth the names, ages and positions of the executive officers and members of the Company's board of directors. Their respective backgrounds are described following the table.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Steven W. Hooper(3)..................................          44   Chairman of the Board
Wayne M. Perry(1)....................................          47   Vice Chairman and Chief Executive Officer
James F. Voelker(1)..................................          46   President and Director
Jan Loichle..........................................          49   Vice President, Chief of Local Exchange Operations
Kathleen H. Iskra....................................          41   Vice President, Chief Financial Officer and Treasurer
R. Bruce Easter, Jr..................................          40   Vice President, General Counsel and Secretary
Charles P. Daniels...................................          41   Vice President, Chief Technology Officer
R. Gerard Salemme....................................          43   Vice President, External Affairs and Industry
                                                                    Relations
Bruce Allenbaugh.....................................          41   Vice President, Marketing Services
Craig O. McCaw.......................................          47   Director
Dennis Weibling(1)(2)(3).............................          46   Director
Scot Jarvis(2).......................................          36   Director
William A. Hoglund(1)(2).............................          43   Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

    The following persons are the presidents of the Company's operating subsidiaries:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Hugh C. Cathey.......................................          47   President of NEXTLINK Ohio, L.L.C.
Greg Green...........................................          34   President of NEXTLINK Washington, L.L.C.
Don Hillenmeyer......................................          51   President of NEXTLINK Tennessee, L.L.C.
Jeff C. Stone........................................          40   President of NEXTLINK Interactive, L.L.C.
Dwayne Nielson.......................................          42   President of NEXTLINK Utah, L.L.C.
Gary Rawding.........................................          46   President of NEXTLINK Pennsylvania, L.P.
Donald W. Sessamen...................................          64   President of NEXTLINK California, L.L.C.
Richard Kingston.....................................          37   President of NEXTLINK Illinois, Inc.


    Directors of the Company are elected annually at the annual meeting of stockholders. The next annual meeting of stockholders is scheduled for May 1998. All of the officers identified above serve at the discretion of the Board of Directors of the Company. There are no family relationships between any person identified above. In connection with the listing of the Class A Common Stock on the Nasdaq National Market, the Company intends to nominate two individuals as independent directors.

    The Audit Committee is responsible for reviewing the services provided by the Company's independent auditors, consulting with the independent auditors on audits and proposed audits of the Company and reviewing the need for internal auditing procedures and the adequacy of internal controls. The Compensation Committee determines executive compensation and stock option awards. The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board of Directors between board meetings, except those functions assigned to specific committees. The Board of Directors may establish additional committees from time to time.

    The following are brief biographies of persons identified above.

    STEVEN W. HOOPER. Mr. Hooper has been Chairman of the Board since July 21, 1997. Prior to that, Mr. Hooper was Vice Chairman of the Company since June 16, 1997. Mr. Hooper was formerly President and Chief Executive Officer of AT&T Wireless Services, Inc., following the merger with McCaw Cellular. Prior to being appointed President and Chief Executive Officer, he served as Chief Financial Officer for two years. This was preceded by five years as Regional President for Cellular One's Pacific Northwest/ Rocky Mountain region, where his responsibilities included managing the cellular operations in six western states and Alaska. Mr. Hooper is a member of the Audit Committee of the Board of Directors.

    WAYNE M. PERRY. Mr. Perry has been Chief Executive Officer of the Company since July 21, 1997 and Vice Chairman of the Company since June 16, 1997. Mr. Perry was formerly Vice Chairman of AT&T Wireless Services, Inc. since September 1994, following the merger with McCaw Cellular. Prior to the merger, he served as Vice Chairman of the Board of McCaw Cellular since June 1989, and before that served as President since December 1985. Prior to becoming President of McCaw Cellular, Mr. Perry served as Executive Vice President and General Counsel and was primary legal officer from 1976 to 1985. Mr. Perry was appointed Vice Chairman of the Board of LIN Broadcasting Corporation on March 5, 1990. He also served as Chairman of the Board of Directors of the Cellular Telecommunications Industry Association, the nationwide wireless industry association, for the 1993/94 term. Mr. Perry is a member of the Executive Committee of the Board of Directors.

    JAMES F. VOELKER. Mr. Voelker has been the President of NEXTLINK since April 1995 and is responsible for developing the company vision and guiding overall operations. He is recognized as one of the early entrepreneurs in the business of building and delivering competitive local exchange service. Mr. Voelker's career in telecommunications spans almost two decades and includes experience in very different segments of the industry in a variety of executive positions. From 1981 to 1984 he served as vice president of sales, marketing and customer service for Lexitel Corporation, the forerunner of Allnet Communications. Mr. Voelker co-founded Digital Signal Inc. and served as chief operating officer and chief executive officer from 1985 through the company's sale to SP Telecom in 1990. Digital Signal operated a nation wide fiber optic network supplying capacity, engineering, provisioning and operational support to over one hundred interexchange carriers. In the CAP arena, Mr. Voelker became vice chairman of City Signal Inc. in 1992, which constructed and operated networks in six markets. Subsequently, he served as its chief executive officer after the company merged with its sister company Teledial America to form U.S. Signal. Based in Grand Rapids, Michigan, U.S. Signal was one of the first fully certified CLECs in the country. Mr. Voelker has served as vice chairman of ALTS, the industry Association of Local Telephone Service providers and as a director of Phoenix Network Inc., a publicly held long distance company. Mr. Voelker is also a member of the Executive Committee of the Board of Directors.

    JAN LOICHLE. Ms. Loichle has been Vice President, Chief of Local Exchange Operations of NEXTLINK since October 1996. Prior to that, Ms. Loichle was the President of NEXTLINK Solutions (the virtual communications center) from July 1995. Prior to joining NEXTLINK, Ms. Loichle was Executive Vice President at U.S. Signal in Detroit and Grand Rapids, Michigan from April 1993 to July 1995. At U.S. Signal Ms. Loichle led the development of an enhanced service platform (Magic Number) from concept through production system and implementation. From 1990 to 1993, Ms. Loichle was Assistant Vice President of Finance for SP Telecom in San Francisco. Prior to that, Ms. Loichle was Vice President of Financial Operations for Lexitel/Allnet/ALC in Birmingham, Michigan from December 1980 to October 1989.

    KATHLEEN H. ISKRA. Ms. Iskra has been Vice President, Chief Financial Officer and Treasurer of NEXTLINK since January 1996. Prior to that, she was President and Chief Executive Officer of Horizon Air, a wholly owned subsidiary of Alaska Air Group. Prior to her appointment at Horizon Air, Ms. Iskra served as staff vice president of finance and controller of Alaska Airlines and Alaska Air Group.

Ms. Iskra's service with Alaska began in 1987, when she was appointed Controller. Prior to joining Alaska, she was an audit manager with Arthur Andersen.


    R. BRUCE EASTER, JR. Mr. Easter has been Vice President, General Counsel and Secretary of NEXTLINK since January 1995. From 1986 to December 1994, Mr. Easter was an associate and then partner in the law firm of Davis Wright Tremaine in Seattle, Washington, where he focused on communications law and media matters.


    CHARLES P. DANIELS. Mr. Daniels has been Vice President, Chief Technology Officer since July 1997. Prior to that, Mr. Daniels was Vice President, Chief Marketing Officer of NEXTLINK from November 1995. From 1992 to 1995, Mr. Daniels worked for MCI where he was the founder and Program Manager of the network MCI Developers Lab. Mr. Daniels was also a founding member of MCI's Advanced Technology Group. Prior to joining MCI, Mr. Daniels worked for Manufacturers Hanover Trust from 1989 to 1992 as Vice President/Strategic Technology & Research, where he was responsible for evaluating and implementing new technologies that either reduced costs or generated new revenue.

    R. GERARD SALEMME. Mr. Salemme has been Vice President, External Affairs and Industry Relations since July 1997. Prior to joining NEXTLINK, Mr. Salemme was Vice President -Government Affairs at AT&T Corp. from December 1994. Prior to joining AT&T Corp., Mr. Salemme was Senior Vice President-- External Affairs at McCaw Cellular from 1991 to December 1994.

    BRUCE ALLENBAUGH. Mr. Allenbaugh has been Vice President, Marketing Services since July 1997. Prior to that, Mr. Allenbaugh was Director of Marketing for the Company from December 1994. Prior to joining NEXTLINK, Mr. Allenbaugh was Director of Market Development with the Pepsi-Cola Company from August 1993 to December 1994, Director of New Products from April 1991 to August 1993 and Director of Advertising from September 1990 to April 1991.


    CRAIG O. MCCAW. Mr. McCaw has been a director of the Company since September 1994 and was Chief Executive Officer of NEXTLINK from September 1994 to July 21, 1997. Mr. McCaw is also Chairman and Chief Executive Officer of Eagle River, a company formed and owned by Mr. McCaw to make strategic investments in telecommunications ventures. Mr. McCaw was the founder, chairman and chief executive officer of McCaw Cellular Communications, Inc. ("McCaw Cellular"), the nation's leading provider of wireless communications services, until the company was sold to AT&T in August 1994. Prior to entering the cellular telephone business in 1983, Mr. McCaw was requested by his family to assume responsibility for the daily operations of a small cable television operation in Centralia, Washington, that he and his three brothers owned. This one-system operation serving 4,000 subscribers eventually grew to be the nation's 20th largest cable operator serving 450,000 subscribers. In 1974, the cable company's services expanded by entering the paging and conventional mobile telephone industries. The company eventually became the fifth largest paging operator in the country, serving approximately 320,000 subscribers in 13 states. In 1981, the company began to develop broad-based cellular telephone services. Later, McCaw Cellular became the nation's largest cellular telephone operator, with cellular system positions in more than 100 U.S. cities, representing more than 100 million potential customers. The company also had interests in wireless data transmissions, personal communications services, air-to-ground phone systems and satellite communications at the time of its sale to AT&T. Mr. McCaw is one of the two principal owners of Teledesic Corporation, which in March 1994 announced plans for a worldwide satellite-based telecommunications system. Mr. McCaw is indirectly a significant stockholder, a director and Chairman of the Operating Committee of Nextel Communications, Inc., a provider of wireless telecommunications services.


    DENNIS WEIBLING. Mr. Weibling has been a director of the Company since January 1997 and had been Executive Vice President of NEXTLINK since September 1994. Mr. Weibling is also President of Eagle River, Inc., since October 1993. Mr. Weibling is a director and member of Nextel Communications, Inc.'s board, operations, audit and compensation committees. Nextel is a leading provider of integrated wireless communications services for teams of mobile workers. Mr. Weibling serves on the board and executive committee of Teledesic Corporation, a satellite telecommunications company backed by Mr. McCaw and Microsoft founder Mr. William Gates. Mr. Weibling is a director of Cable Plus, one of the leading providers of private cable television and telephony service to residential apartment complexes. A licensed certified public accountant in Washington, Mr. Weibling is a member of the American Society of Certified Public Accountants and the Washington Society of Certified Public Accountants. In addition, Mr. Weibling is a licensed attorney in Ohio and a member of the American Bar Association and Ohio State Bar Association. Mr. Weibling is also a member of the Executive Committee, Compensation Committee and Audit Committee of the Board of Directors.

    SCOT JARVIS. Mr. Jarvis has been a director of the Company since January 1997 and, prior to that, had been Executive Vice President of NEXTLINK since September 1994, was a Vice President of Eagle River, Inc. from October 1994 through April 1996. Mr. Jarvis is the co-founder and since March 1997 has been a member of Cedar Grove Partners, LLC. Prior to that, Mr. Jarvis was the acting President of the Company from September 1994 to April 1995. Prior to joining Eagle River, Inc., Mr. Jarvis served as Vice President of McCaw Development Corporation from 1993 to 1994 and of McCaw Cellular from 1985 through 1994. During his tenure at McCaw Cellular, Mr. Jarvis served in the positions of General Manager from 1990 to 1993, Vice President of Acquisitions and Development from 1988 to 1990 and Assistant Vice President from 1985 to 1988. Mr. Jarvis also recently served on the Board of Directors or executive committees of: Nextel Communications, Inc., PriCellular Corporation, Horizon Cellular Group, Los Angeles Cellular Telephone Company, Cellular 2000 Partnership, Cybertel Cellular Telephone Company (St. Louis), Northwest Cellular Partnership, and Movitel del Noroeste (Mexico Region). Mr. Jarvis has also served as the President of the Iberia Cellular Telephone Company from 1991 to 1994. Mr. Jarvis is also a member of the Compensation Committee of the Board of Directors.

    WILLIAM A. HOGLUND. Mr. Hoglund has been a director of the Company since January 1997 and, prior to that, had been Executive Vice President of NEXTLINK since February 1996. Mr. Hoglund is also Vice President and Chief Financial Officer of Eagle River, Inc. since January 1996. Prior to joining Eagle River, Inc., Mr. Hoglund was a Managing Director of J.P. Morgan & Co. in its investment banking group. Mr. Hoglund was employed by J.P. Morgan & Co. from 1977 through 1995, focusing for the past nine years on clients in the telecommunications, cable and media industries. Mr. Hoglund is also a member of the Executive and Compensation Committees of the Board of Directors.

    The following individuals are the senior management of the Company's subsidiaries.

    HUGH C. CATHEY. Mr. Cathey has been the President of NEXTLINK Ohio since August 1996. Prior to joining NEXTLINK, Mr. Cathey had nearly 20 years of experience in the telecommunications industry. From 1993 to 1996, Mr. Cathey was president and chief executive officer of Digital Network, Inc., a publicly traded, facilities-based long distance company based in Dallas, Texas. From 1989 to 1993, Mr. Cathey served as president and chief executive officer of United Telemanagement, Inc. Prior to that, Mr. Cathey held sales and product management positions of increasing responsibility with AT&T, culminating as the senior executive of a business unit of AT&T with annual revenues of approximately $100 million. During Mr. Cathey's tenure at United Telemanagement, Inc., that company filed a petition under the Federal bankruptcy laws.

    GREG GREEN. Mr. Green has been the President of NEXTLINK Washington since March 1995. Prior to that, from 1985 through March 1995, Mr. Green was the founder and former President of Tel-West Communications, Inc. ("Tel-West") until the Company's acquisition of certain assets of that company. At Tel-West, Mr. Green provided overall management of business development, sales and customer service. Mr. Green successfully negotiated with the Washington State Utilities and Transportation Commission to become the second competitive local exchange carrier in Washington State's history and the first in the city of Spokane.

    DON HILLENMEYER. Mr. Hillenmeyer has been the President of NEXTLINK Tennessee since March 1995. Prior to joining NEXTLINK in March of 1995, Mr. Hillenmeyer was president of MCMG, Inc., a

Nashville-based wireless communications management consulting and operations firm specializing in running Rural Service Areas for independent cellular telephone owners. Before founding MCMG, Inc., Mr. Hillenmeyer held various senior management positions at McCaw Cellular and was responsible for 13 southern states from August 1986 to February 1990.


    JEFF C. STONE. Mr. Stone has been President of NEXTLINK Interactive (the IVR subsidiary) since August 1, 1997. Prior to joining the Company, Mr. Stone was Vice President and General Manager for the Western Region of WorldCom, Inc. (previously MFS Telecom, Inc.) from 1994 to July 1997. Prior to that, from 1989 to 1994, Mr. Stone was the Director of Sales and Marketing of Associated Communications of Los Angeles.


    DWAYNE NIELSON. Mr. Nielson has been President of NEXTLINK Utah since February 1996. Prior to joining NEXTLINK, Mr. Nielson was Assistant Vice President, Consumer and Small Business Market, at Sprint Corporation from October 1994 to February 1996. Prior to that, from August 1985 through October 1994, Mr. Nielson held a variety of sales and marketing positions at Sprint and United Telephone.

    GARY RAWDING. Mr. Rawding has been President of NEXTLINK Pennsylvania since September 1994. Prior to founding Penns Light Communications, Inc., certain assets of which were acquired by the Company in September 1994, he served as Vice President of Sales & Marketing at Eastern TeleLogic Corporation from 1989 until 1993. Prior to joining Eastern TeleLogic, Mr. Rawding held various positions with Bell Atlantic Corporation.

    DONALD W. SESSAMEN. Mr. Sessamen has been President of NEXTLINK California since November 1996. Prior to that, Mr. Sessamen acted as a consultant to NEXTLINK. Prior to acting as a consultant to the Company, Mr. Sessamen joined Brooks Fiber California in 1994 as president, after the company acquired Phoenix Fiberlink. At Brooks Fiber California, Mr. Sessamen completed the installation of the San Jose system and managed the entry into switched services in the Sacramento market. From 1991 to 1994, Mr. Sessamen was executive vice president of operations, engineering and MIS at SP Telecom, a fiber optic systems construction and wholesale transmission company using Southern Pacific Railroad rights-of-way east of the Mississippi River. At SP Telecom, Mr. Sessamen led SP Telecom's entry into switch-based products utilizing the Northern Telecom DMS 250 Super Node, introducing innovative switch-based products.

    RICHARD KINGSTON. Mr. Kingston has been the President of NEXTLINK Illinois, Inc. since July 1997. Prior to joining NEXTLINK, Mr. Kingston was the Western Regional Vice President/General Manager of American Communications Services, Inc. from April 1994 to July 1997. Prior to that, Mr. Kingston operated his own telecommunications company, King Communications, Inc. from January 1992 to January 1994. From December 1990 to January 1992, Mr. Kingston was West Region Agent Manager for Telesphere Communications, Inc., and from 1988 to December 1990, Mr. Kingston was Director of Carrier Sales at MFS Communications Company, Inc.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth, for the fiscal year ended December 31, 1996, individual compensation information for the Chief Executive Officer of the Company and each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1996 (the "Named Executive Officers").


                                                                                              LONG TERM
                                                                                             COMPENSATION
                                                      ANNUAL COMPENSATION                   --------------
                                      ----------------------------------------------------    SECURITIES
                                                                            OTHER ANNUAL      UNDERLYING       ALL OTHER
         NAME AND PRINCIPAL             FISCAL                    BONUS     COMPENSATION       OPTIONS       COMPENSATION
              POSITION                   YEAR      SALARY ($)    ($)(1)          ($)            (#)(2)          ($)(3)
------------------------------------  -----------  -----------  ---------  ---------------  --------------  ---------------

McCaw, Craig O......................        1995          -0-         -0-           -0-               -0-            -0-
  CEO (4)                                   1996          -0-         -0-           -0-               -0-            -0-

Voelker, James F....................        1995       89,405      87,000        11,542(5)        441,336            -0-
  President                                 1996      160,609     200,000           -0-             6,620          6,523

Kingery, Robert ....................        1995       65,589      88,082           -0-            43,404(7)          -0-
  President of                              1996      225,000      30,000           -0-             2,207          5,625
  NEXTLINK Interactive (6)

Iskra, Kathleen H...................        1995          -0-         -0-           -0-               -0-            -0-
  Vice President, Chief                     1996      121,233      65,250           -0-            67,745          1,575
  Financial Officer and
  Treasurer

Daniels, Charles P..................        1995       14,423      25,000           -0-            44,134            -0-
  Vice President, Chief                     1996      100,000      84,750           -0-             3,310          2,512
  Technology Officer


------------------------

(1) Represents bonuses that were paid subsequent to the stated calendar year end.


(2) Represents options to acquire Class B membership units, which were subsequently converted into options to acquire shares of Class A Common Stock, granted in connection with the Company's equity option plan during 1995 and 1996, respectively.


(3) Represents contributions made by the Company on behalf of the executive officer under the Company's 401(k) Plan.

(4) Mr. McCaw resigned as the Company's Chief Executive Officer effective July 21, 1997.

(5) Of this amount, $11,238 was allocated to temporary housing expenses.

(6) Mr. Kingery resigned his position with the Company effective July 31, 1997.


(7) This represents the number of options to acquire Class B units, which were subsequently converted into options to acquire shares of Class A Common Stock, granted as a replacement for this executive's options to acquire membership interests in NEXTLINK Interactive.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)


                                                                                                        POTENTIAL REALIZABLE
                                                          INDIVIDUAL GRANTS                               VALUE AT ASSUMED
                                ----------------------------------------------------------------------    ANNUAL RATES OF
                                 NUMBER OF                                                                  SHARE PRICE
                                SECURITIES       % OF TOTAL                                               APPRECIATION FOR
                                UNDERLYING     OPTIONS GRANTED      EXERCISE OR                            OPTION TERM(2)
           NAME AND               OPTIONS      TO EMPLOYEES IN      BASE PRICE                          --------------------
      PRINCIPAL POSITION        GRANTED(#)     FISCAL YEAR(%)         ($/SH)       EXPIRATION DATE(3)    5% ($)     10% ($)
------------------------------  -----------  -------------------  ---------------  -------------------  ---------  ---------
McCaw, Craig O................         -0-              -0-                -0-             N/A
Voelker, James F..............       6,620             1.45               1.00       August 19, 2011        7,079     20,846
Kingery, Robert...............       2,207             0.48               1.00       August 19, 2011        2,360      6,949
Iskra, Kathleen H.............      33,100             7.27                .02(4)    January 2, 2011       67,449    136,285
                                    33,100             7.27               1.00       January 2, 2011       35,394    104,230
                                     1,545             0.34               1.00       August 19, 2011        1,652      4,864
Daniels, Charles P............       3,310             0.73               1.00       August 19, 2011        3,539     10,423


------------------------

(1) Effective on January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into NEXTLINK Communications, Inc. The information presented in this table reflects the grant of options for the purchase of Class A Common Stock under the Company's Stock Option Plan in substitution for options granted previously pursuant to the Amended and Restated Equity Option Plan of NEXTLINK Communications, L.L.C. (the "EOP"). See Note 12 to the Consolidated Financial Statements.

(2) The dollar amounts under the 5% and 10% columns are the result of calculations required by the rules of the Securities and Exchange Commission ("SEC") and, therefore, are not intended to forecast possible future appreciation, if any, of the Class A Common Stock. The amounts shown reflect the difference between the appreciation and the exercise price at the assumed annual rates of appreciation through the fifteenth anniversary of the dates of grant.

(3) Options granted during 1996 vest either 20% at employment and 20% at the end of each subsequent year or 25% at the end of each of the next four years after grant.


(4) Market value on the date of grant was $1.00 per security or $33,100 in the aggregate.


                    AGGREGATED FISCAL YEAR END OPTION VALUES


                                    NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                          OPTIONS AT                   IN-THE-MONEY
                                       FISCAL YEAR END         OPTIONS AT FISCAL YEAR END(1)
                                 ----------------------------  -----------------------------
NAME                             EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-------------------------------  ------------  --------------  -------------  --------------
McCaw, Craig O.................          -0-            -0-              -0-            -0-
Voelker, James F...............      176,534        271,422    $   1,400,000   $  2,152,500
Kingery, Robert................       17,362         28,249          137,687        224,028
Iskra, Kathleen H..............       26,480         41,265          210,000        327,250
Daniels, Charles P.............       17,653         29,790          140,000        236,250


------------------------


(1) Reflects the difference between the exercise price and a valuation of $7.93 per unit. Because there is no public market for the Company's membership units, pursuant to the Equity Option Plan, the Plan's Administrative Committee determines the value of the Class B options at least as often as the end of each fiscal year. The valuation set forth above reflects the Administrative Committee's determination of per unit valuation at December 31, 1996, as adjusted for the 0.441336-for-1 reverse stock split effected in connection with the Stock Offering.

EMPLOYMENT AGREEMENTS


    The Company has entered into an employment agreement with James F. Voelker, its President, for a term expiring on July 31, 1999, subject to earlier termination. The agreement provides for a base salary of $187,500 for the period from April 1, 1997 to December 31, 1997 and $275,000 for the period from January 1, 1998 to December 31, 1998, and for the period from January 1, 1999 through July 31, 1999, $275,000 per year pro rated for such portion of the year with a total annual bonus of $150,000 based upon the performance of Mr. Voelker and the Company in light of the business plans and budgets of the Company as recommended by Mr. Voelker and approved by the Board. In addition, in connection with the execution of this employment agreement, effective April 10, 1997, the Company granted Mr. Voelker options to purchase 110,334 shares of Class A Common Stock, which options vest in equal installments on each of the first four anniversaries of grant and have an exercise price of $7.93 per share. The agreement also contains confidentiality provisions.


    NEXTLINK Pennsylvania, L.P., an operating subsidiary of the Company, has entered into an employment agreement with Gary A. Rawding, its President, for a term expiring on September 15, 1997, subject to automatic month-to-month extensions unless either party gives 30 days notice not to renew. The agreement provides for a base salary of $110,000, with a total bonus of $50,000 for the five-quarter period ended December 31, 1995 based on the attainment of goals and milestones outlined in the agreement and $10,000 per quarter thereafter. If NEXTLINK Pennsylvania, L.P. fails to renew the agreement or if employment is terminated due to the cessation of its business, NEXTLINK Pennsylvania, L.P. must pay Mr. Rawding his then-current monthly salary until one year after termination. The agreement also contains non-compete, non-solicitation and confidentiality provisions.


    NEXTLINK Washington, L.L.C. ("NEXTLINK Washington"), an operating subsidiary of the Company, has entered into an employment agreement with Gregory Green as its President for a term expiring on March 28, 1998, subject to earlier termination. The agreement provides for a base salary of $100,000 with a bonus of $30,000 during the first year, $35,000 during the second year and $40,000 during the third year, in each case upon the achievement of objectives. The agreement also contains non-compete, non-solicitation and confidentiality provisions.


NEXTLINK COMMUNICATIONS, INC. STOCK OPTION PLAN

    The Company established the NEXTLINK Communications, Inc. Stock Option Plan (the "Plan") to replace the EOP and to provide a performance incentive for certain officers, employees, and individuals who provide services to the Company, and to enable these individuals to acquire or increase proprietary interest in the success of the Company.

    Pursuant to the terms of the Plan, the Company's Board of Directors (the "Board") has reserved the right to terminate, modify, or amend the Plan subject to the following restriction: The Board must obtain shareholder approval for any amendment that (1) increases the number of shares of Class A Common Stock available under the Plan, (2) changes the Plan's eligibility provisions, or (3) requires shareholder approval under applicable law.

    The Plan Administrator may modify or amend outstanding options granted under the Plan, provided modification or amendment of an outstanding option shall not, without the consent of the optionee, impair or diminish any of the optionee's rights or any of the obligations of the Company. Except as otherwise provided in the Plan, no outstanding option shall be terminated without the consent of the optionee. Unless the optionee agrees otherwise, any change or adjustment to an outstanding incentive stock option shall be made so as not to constitute a "modification," as defined in Section 424(h) of the Internal Revenue Code of 1986, as amended (the "Code"), and so as not to cause the option to cease qualifying as an incentive stock option, as defined in Code Section 422(b).

    The "Plan Administrator" is the Compensation Committee of the Board, and its members are Messrs. Weibling, Jarvis and Hoglund. The Board may from time to time remove members from, or add members to, the Compensation Committee. Vacancies on the committee, however caused, may be filled by the Board.


    The Plan Administrator acts as the manager of the Plan, possessing discretionary authority to determine all matters relating to the options to be granted. The Plan Administrator has the sole authority to interpret the provisions of the Plan, any option issued under the Plan, and any rule or regulation applicable to the Plan. The Plan Administrator's interpretation is conclusive and binding on all interested parties, so long as the interpretation and construction with respect to incentive stock options corresponds to the requirements of Code Section 422, the regulations thereunder, and any amendments thereto.


    The stock available under the stock options granted under the Plan are shares of the Company's authorized but unissued Class A Common Stock. The total number of shares that may be issued pursuant to options under the Plan, including both incentive and non-statutory options, shall not exceed an aggregate of 4,413,360 shares.


    Incentive stock options may be granted only to officers and other employees of the Company (or a parent or subsidiary corporation of the Company), including Board members who are also employees of the Company (or employees of a parent or subsidiary corporation of the Company). Non-statutory options may be granted to both employees and non-employees of the Company (or a corporate or non-corporate parent or subsidiary), including non-employee Board members. Certain limitations apply to 10% shareholders.

    Within the parameters established by the Plan, the Plan Administrator has the sole discretion to determine the options to be granted under the Plan, including selection of the individuals receiving option grants, the number of shares available under each option, the exercise price, and all other terms and conditions of the options. Separate option grants under the Plan need not be identical in any respect, even when made simultaneously. The Plan Administrator shall issue each optionee an individual "option agreement," which describes the relevant terms of the option.

    The purchase price per share of Class A Common Stock under each incentive stock option shall be not less than the fair market value of the Class A Common Stock on the date the option is granted, except where the option is a substituted or assumed option from another plan, and the exercise price relates to the original exercise price, in accordance with applicable provisions of the Code. Certain additional limitations apply to 10% shareholders. The purchase price per share of Class A Common Stock under each non-statutory stock option shall be not less than 85% of the fair market value of the Class A Common Stock on the date the option is granted, except where the option is a substituted or assumed option from another plan, and the exercise price relates to the option's original exercise price.

    The aggregate shares of Class A Common Stock available to an optionee through incentive stock options, which are exercisable for the first time during a calendar year, shall not exceed $100,000 in value. For purposes of this limit, the Class A Common Stock shall be valued at its fair market value as of the option grant date. To the extent an incentive stock option exceeds this limitation, it shall be considered a non-statutory stock option.

    An optionee must exercise his or her option, if at all, before it expires. Each option shall expire on the date specified in the individual option agreement, which date shall not be later than the tenth anniversary of the date on which the option was granted with respect to incentive stock options, the 15th anniversary with respect to non-statutory options and the fifth anniversary in the case of a 10% stockholder.

    Options granted under the Plan and the rights and privileges conferred thereby may not be transferred, assigned, pledged, or hypothecated in any manner (whether by operation of law or otherwise), other than by will or applicable laws of descent and distribution; provided that non- statutory stock options may be transferred to a revocable trust established by the optionee for his or her descendants, to an immediate family member, or to a partnership in which only immediate family members or such estate-planning trusts are partners. Options shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of any option under the Plan, or any rights or privilege conferred by the Plan, contrary to the provisions of the Plan, or upon the sale or levy or any attachment or similar process upon the rights and privileges conferred by the Plan, such option shall thereupon terminate and become void. No person may create a lien on any funds, securities, or other property held under the Plan.

    Options granted under the Plan shall generally expire on the earlier of the following two events: (i) the date of expiration expressed in the individual option agreement, or (ii) three months after termination of employment (unless the termination is for cause, in which case the option shall immediately expire). Special rules apply in the event of an optionee's death or disability. In addition, options shall terminate if the shareholders of the Company receive cash, stock, or other property in exchange for or in connection with their shares of Class A Common Stock as a result of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of the Company (other than a mere reincorporation, creation of a holding company, or merger in which the Company's shareholders receive a corresponding number of shares of Class A Common Stock in the survivor corporation). Prior to such an event, the optionee shall have the right to exercise his or her option, in whole or in part, to the extent vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    From the inception of NEXTLINK through the end of 1995, NEXTLINK's capital and operational funding was provided on an as needed basis, primarily by Eagle River. During this period, under NEXTLINK's limited liability company agreement, one equity unit was issued for each dollar in cash or assets contributed to NEXTLINK. The equity ownership units issued from time to time during the course of this period thus reflect this one dollar to one equity unit equivalency. As of June 30, 1997, Eagle River had contributed approximately $53.9 million to NEXTLINK and had received approximately 23.8 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 31.9 million shares of the Company's Class B Common Stock on January 31, 1997, including certain issuances described below.


    On September 15, 1994, NEXTLINK lent $100,000 to Gary A. Rawding, President of NEXTLINK Pennsylvania, L.P. This loan is unsecured and is due September 15, 2004, or upon the sale of more than one-half of his interest in NEXTLINK Pennsylvania, L.P. This loan bears interest at the prime rate and requires annual interest payments on September 15.

    On August 18, 1995, NEXTLINK lent $93,141 to James F. Voelker, NEXTLINK's President, in connection with his relocation to Washington. This loan bears interest at the prime rate and principal and interest are due on the earlier of December 31, 1998 or the sale of Mr. Voelker's former residence. In April 1997, $25,000 in principal amount of this loan was forgiven as part of the payment of Mr. Voelker's 1996 bonus.


    On September 1, 1995, NEXTLINK agreed to pay $3.0 million to BWP, Inc. in connection with the acquisition of certain assets of Sound Response Corporation. A payment of $1.5 million was made on September 1, 1996 and an additional payment of $1.5 million is due September 1, 1997. In addition, NEXTLINK issued approximately 1.9 million Class A Units in NEXTLINK Communications, L.L.C.,which were converted to approximately 2.6 million shares of the Company's Class B Common Stock on January 31, 1997 to BWP, Inc. in connection with this asset acquisition.


    On January 31, 1995, Eagle River lent NEXTLINK $3.3 million in connection with the acquisition of certain assets from City Signal, Inc. The note was unsecured and bore interest at the prime rate plus 2%. The note plus accrued interest was repaid with a portion of the net proceeds of NEXTLINK's offering of 12 1/2% Notes. NEXTLINK's principal equity owner, Mr. Craig O. McCaw, through Eagle River made advances to NEXTLINK primarily to fund NEXTLINK's capital expenditures (excluding acquisitions) and operating losses between January 1996 and April 1996. These advances of approximately $32.2 million, including accrued interest, were repaid using a portion of the net proceeds of the offering of the 12 1/2% Notes.


    During 1995, Eagle River lent NEXTLINK $7.3 million in connection with asset acquisitions and operating expenses. The note bore interest at the prime rate plus 2% and, on December 1, 1995, was converted to equity and approximately 3.2 million Class A Units in NEXTLINK Communications, L.L.C., which, along with the other Units owned by Eagle River, were converted to shares of Class B Common Stock of the Company on January 31, 1997.


    During 1995, NEXTLINK incurred expenses for administrative services provided by U.S. Signal, a minority shareholder of NEXTLINK, pursuant to temporary agreements related to the acquisitions of certain assets from City Signal, Inc. NEXTLINK recorded expenses in connection with fees to U.S. Signal of $1.5 million in 1995.

    Each share of the Company's Class B Common Stock is convertible at the option of the holder thereof, at any time, into one share of Class A Common Stock. The Company and the current holders of the Company's Class B Common Stock and the holders of options to purchase Class B Common Stock have entered into a Registration Rights Agreement (the "Company Registration Rights Agreement"), which, among other things, will provide that at any time after a Qualifying IPO (as defined) and upon the request of holders of at least 4% of the outstanding Class B Common Stock that is subject to the

Company Registration Rights Agreement, the Company will register under the Securities Act any of the shares of Class A Common Stock currently held by, or to be acquired in the future by, such holders, for sale in accordance with such holders' intended method of disposition thereof (a "Demand Registration"). The holders of the Class B Common Stock will have the right to request two Demand Registrations. The holders of the Class B Common Stock also will have the right, at any time after the Qualifying IPO, to include the shares of Class A Common Stock held by them in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its shareholders. The holders' rights under the Company Registration Rights Agreement are not transferable. In addition, the holders of Class B Common Stock and options to purchase Class B Common Stock have agreed to pay their pro rata share of all costs and expenses incurred in connection with each registration of their respective shares of Class A Common Stock. For purposes of the Company Registration Rights Agreement, "Qualifying IPO" means a public offering of Class A Common Stock that results in net proceeds to the Company of not less than $75,000,000 or such lesser amount as the Board of Directors of the Company may, in their discretion, determine to be adequate to commence the rights of the holders under the Company Registration Rights Agreement.


    In June 1997, the Company issued options to purchase 441,336 shares of Class A Common Stock to each of Wayne M. Perry and Steven W. Hooper. The options vest 25% at the end of each of the four years after grant, and were issued with exercise prices of $7.93 per share. None of such options are currently exercisable.



    On August 26, 1997, the Company agreed to lend to James F. Voelker, President of the Company, R. Bruce Easter, Jr., Vice President, General Counsel and Secretary of the Company, Gary Rawding, President of NEXTLINK Pennsylvania, L.P., and Don Hillenmeyer, President of NEXTLINK Tennessee, L.L.C., up to $2.2 million, $79,000, $85,000 and $100,000, respectively, in connection with the payment of income taxes incurred upon the exercise of stock options. These loans
(i) bear interest at LIBOR plus 1.25%, (ii) will be secured by shares of Class A Common Stock with a market value equal to 2.5 times the amount of the loan and
(iii) require payment of principal and accrued interest on February 26, 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth certain information as of June 30, 1997, with respect to the beneficial ownership of NEXTLINK's capital stock by (i) each person known by the Company to own beneficially 5% or more of the outstanding shares of capital stock (including Eagle River as the "Selling Shareholder"),
(ii) the Company's Board of Directors, (iii) the Company's Chief Executive Officer and each of the Named Executive Officers and (iv) all directors and executive officers as a group.


                                                SHARES BENEFICIALLY OWNED
                                             PRIOR TO THE STOCK OFFERING(1)
                                  -----------------------------------------------------
                                                                               PERCENT
                                  AMOUNT AND                  PERCENT OF      OF TOTAL      SHARES
 NAME AND ADDRESS OF    TITLE OF  NATURE OF    PERCENT OF    TOTAL SHARES      VOTING       OFFERED
   BENEFICIAL OWNER      CLASS    OWNERSHIP    CLASS (%)    OUTSTANDING (%)   POWER (%)     HEREBY
----------------------  --------  ----------   ----------   ---------------   ---------   -----------
Eagle River             Class A           0           0           86.57         86.95     3,200,000(2)
  Investments, LLC....  Class B   31,912,086      86.99
  2300 Carillon Point
  Kirkland, WA 98033

BWP, Inc. ............  Class A           0           0            7.08          7.11             --
  707 S.W. Washington,  Class B   2,610,280 (3)     7.12                                          --
  8th Floor
  Portland, OR 97205

Craig O. McCaw........  Class A       6,620 (4)     3.61          87.30         87.67             --
  2300 Carillon Point   Class B   32,178,552(4)    87.72                                  3,200,000(4)
  Kirkland, WA 98033

Dennis Weibling.......  Class A           0           0           86.57         86.95     3,200,000(5)
  2300 Carillon Point   Class B   31,912,086(5)    86.99
  Kirkland, WA 98033

James F. Voelker......  Class A     266,457 (6)    60.15           4.76          4.18             --
  155 108th Avenue,     Class B   1,576,172 (7)     4.12                                          --
  N.E.,
  Suite 810
  Bellevue, WA 98004

Comdisco, Inc. .......  Class A     176,534      100.00               *             *             --
  6111 North River      Class B           0           0                                           --
  Road
  Rosemont, IL 60018

Wayne M. Perry........  Class A           0           0               0             0             --
                        Class B           0           0                                           --

Steven W. Hooper......  Class A           0           0               0             0             --
                        Class B           0           0                                           --

Scot Jarvis...........  Class A           0           0               *             *             --
                        Class B     295,820 (9)        *                                          --

William A. Hoglund....  Class A           0           0               0             0             --
                        Class B           0           0                                           --

Kathleen H. Iskra.....  Class A      26,866 (6)    13.21              *             *             --
                        Class B           0           0                                           --

Charles P. Daniels....  Class A      18,481 (6)     9.48              *             *             --
                        Class B           0           0                                           --

All directors and                           (6)                   89.14         89.37
  executive officers
  as a group (21        Class A     523,306       74.78                                           --
  persons)............  Class B   34,205,864(10)    89.40                                         --

                                      SHARES BENEFICIALLY OWNED
                                     AFTER THE STOCK OFFERING(1)
                        -----------------------------------------------------
                                                                     PERCENT
                        AMOUNT AND                  PERCENT OF      OF TOTAL
 NAME AND ADDRESS OF    NATURE OF    PERCENT OF    TOTAL SHARES      VOTING
   BENEFICIAL OWNER     OWNERSHIP    CLASS (%)    OUTSTANDING (%)   POWER (%)
----------------------  ----------   ----------   ---------------   ---------
Eagle River                     0            0          61.06         82.16
  Investments, LLC....  28,612,086       85.45
  2300 Carillon Point
  Kirkland, WA 98033
BWP, Inc. ............          0            0           5.57          7.50
  707 S.W. Washington,  2,610,280 (3)      7.80
  8th Floor
  Portland, OR 97205
Craig O. McCaw........      6,620 (4)         *         61.63         82.93
  2300 Carillon Point   28,878,552(4)     86.24
  Kirkland, WA 98033
Dennis Weibling.......          0            0          61.06         82.16
  2300 Carillon Point   28,612,086(5)     85.45
  Kirkland, WA 98033
James F. Voelker......    266,457 (6)      1.95          3.78          4.40
  155 108th Avenue,     1,576,172 (7)      4.50
  N.E.,
  Suite 810
  Bellevue, WA 98004
Comdisco, Inc. .......    176,534         1.32              *             *
  6111 North River              0            0
  Road
  Rosemont, IL 60018
Wayne M. Perry........          0            0              *             *
                           50,000 (8)         *
Steven W. Hooper......          0            0              *             *
                           50,000 (8)         *
Scot Jarvis...........          0            0              *             *
                          295,820 (9)         *
William A. Hoglund....          0            0              0             0
                                0            0
Kathleen H. Iskra.....     26,866 (6)         *             *             *
                                0            0
Charles P. Daniels....     18,481 (6)         *             *             *
                                0            0
All directors and                 (6)                   64.40         85.20
  executive officers
  as a group (21          523,306         3.77
  persons)............  31,005,864       88.43


                                           (FOOTNOTES APPEAR ON FOLLOWING PAGE.)

------------------------------
(1) In accordance with Commission rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding options exercisable by such owner within 60 days after June 30, 1997, but no exercise of outstanding options held by any other person. The table set forth below assumes that the over-allotment option is not exercised by the Underwriters and gives effect to the Stock Split. The information presented excludes certain holders who at June 30, 1997 and prior to the Stock Offering would hold more than 5% of the total outstanding shares of Class A Common Stock solely as a result of exercisable options. It is anticipated that after the Stock Offering each of these individuals would beneficially own less than 5% of the total outstanding shares of Class A Common Stock.


(2) All of such shares of Class A Common Stock offered hereby are held by Eagle River. See "Risk Factors--Control by Craig O. McCaw; Potential Conflicts of Interests," "Managements' Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."



(3) Represents shares of Class B Common Stock held beneficially by Douglas Bean and Robert F. Kingery, who own 39.88% and 35.19%, respectively of the total shares held by BWP, Inc.



(4) Represents shares of Class A Common Stock and Class B Common Stock held beneficially by Mr. McCaw as a result of his ownership interests in Eagle River and NEXTLINK, Inc.



(5) Mr. Weibling, who is President of Eagle River, Inc., an affiliate of Eagle River, disclaims beneficial ownership in all securities held by Eagle River, except to the extent of his pecuniary interest therein. Mr. Weibling is a member of Eagle River.



(6) Represents shares of Class A Common Stock issuable upon exercise of stock options that are either currently exercisable or are exercisable during the next 60 days from June 30, 1997.



(7) Represents shares of Class B Common Stock that are eligible for acquisition upon exercise of a currently exercisable stock option, which was exercised in part on August 26, 1997 resulting in the issuance of 921,314 shares, leaving 654,858 unissued.



(8) Represents shares of Class B Common Stock to be acquired from Eagle River at the Class A Common Stock initial public offering price set forth on the cover page of this Prospectus, concurrently with and contingent upon the closing of the Stock Offering. If the value of the 50,000 shares acquired is less than $1.0 million at the time of the Stock Offering's closing, additional shares of Class B Common Stock will be purchased from Eagle River in an amount sufficient to generate aggregate proceeds to Eagle River of $1.0 million.



(9) Includes 59,164 shares of Class B Common Stock held by the Rowena Family Limited Liability Company, of which Mr. Jarvis is the sole managing member.



(10) See notes (3), (4), (6), (7) and (8) above.


*   Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of: (i) 154,467,600 shares of common stock, $.02 par value per share, which is divided into two classes, consisting of 110,334,000 shares of Class A Common Stock (199,495 shares outstanding as of August 1, 1997) and 44,133,600 shares of Class B Common Stock (36,685,209 shares outstanding as of August 1, 1997) (together, the "Common Stock"); and (ii) 25,000,000 shares of preferred stock, $.01 par value per share (the "Serial Preferred Stock"), of which 5,901,706 14% Senior Redeemable Preferred Shares, par value $.01 per share (the "14% Preferred Shares"), are issued and outstanding.


    The following summary of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and By-laws of the Company and the Certificate of Designations of rights and preferences relating to the 14% Senior Redeemable Preferred Shares ("Certificate of Designations") that are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the applicable provisions of the Washington Business Corporation Act.

COMMON STOCK


    Except as outlined below, the Class A Common Stock and Class B Common Stock are identical in all respects. Each share of Class B Common Stock may be converted, at any time and at the option of the holder thereof, into one share of Class A Common Stock. The Class A Common Stock and the Class B Common Stock are entitled to vote on all matters which come before the shareholders, voting together as a single class. Each share of Class A Common Stock has one (1) vote and each share of Class B Common Stock has ten (10) votes on all matters on which holders of Common Stock are entitled to vote. Accordingly, holders of a majority of the shares of Class B Common Stock entitled to vote in any election of directors may elect all of the directors standing for election unless a Voting Rights Triggering Event has occurred. The Board of Directors and the holders of Common Stock of the Company have approved an amendment to the Articles of Incorporation, which provides that the Board of Directors shall have the sole discretion to require the conversion of any shares of Class B Common Stock to Class A Common Stock in connection with any transfer, or upon presentment to the Company for transfer, of such Class B Common Stock, by contract, operation of law or otherwise. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Serial Preferred Stock. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Serial Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Serial Preferred Stock (including the 14% Preferred Shares) that the Company may designate and issue in the future.


PREFERRED STOCK

    Under the terms of the Company's Articles of Incorporation (the "Articles"), the Board of Directors of the Company is authorized to issue the remaining shares of Serial Preferred Stock in one or more series without shareholder approval, subject to any limitations prescribed by law and those contained in the Certificate of Designations. Each series of Serial Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation privileges, as shall be determined by the Board of Directors.

    The purpose of authorizing the Board of Directors to issue Serial Preferred Stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Serial Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

    The 14% Preferred Shares will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to each other class of capital stock, including the Common Stock, the terms of which do not expressly provide that it ranks senior to, or on a parity with, the 14% Preferred Shares as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (collectively referred to as "Junior Shares"); (ii) subject to certain conditions, on a parity with each other class of preferred stock established hereafter by the Company the terms of which expressly provide that such class or series will rank on a parity with the 14% Preferred Shares as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as "Parity Shares"); and (iii) subject to certain conditions, junior to each class of preferred stock established after the date hereof by the Company the terms of which expressly provide that such class or series will rank senior to the 14% Preferred Shares as to dividend rights and rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as the "Senior Shares"). The Company may not authorize any new class of Senior Shares without the approval of the holders of at least two-thirds of the 14% Preferred Shares then outstanding, voting or consenting as a separate class. In addition, the Company may not authorize or issue any Parity Shares (other than additional 14% Preferred Shares issued as dividends on the 14% Preferred Shares) without the approval of the holders of at least a majority of the 14% Preferred Shares then outstanding, voting or consenting as a separate class, if after giving effect to the issuance of such Parity Shares the aggregate liquidation preference of outstanding Parity Shares (other than the 14% Preferred Shares (including additional Preferred Shares issued as dividends on the 14% Preferred Shares)) would exceed the sum of (x) $50 million and (y) the aggregate amount of gross proceeds received after the Issue Date and on or prior to the date of issuance of such Parity Shares from the issuance of Junior Shares which are not redeemable on or prior to February 1, 2009, with certain exceptions.

    Holders of the outstanding 14% Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends on the 14% Preferred Shares at a rate per annum equal to 14% of the liquidation preference per 14% Preferred Share, payable quarterly.

    No dividends may be paid or set apart for the payment on Junior Shares (except dividends on Junior Shares payable in additional Junior Shares) if full cumulative dividends have not been paid in full (or deemed paid) on the 14% Preferred Shares. So long as any 14% Preferred Shares are outstanding, the Company shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Parity Shares or Junior Shares, or any warrants, rights, calls or options to purchase any Parity Shares or Junior Shares, and shall not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any Parity Shares or Junior Shares or any such warrants, rights, calls or options, unless full cumulative dividends determined in accordance herewith on the 14% Preferred Shares have been paid (or are deemed paid) in full.

    The Certificate of Designations restricts the Company's ability to incur certain additional indebtedness.

REGISTRATION RIGHTS AGREEMENTS

    Each share of the Company's Class B Common Stock is convertible at the option of the holder thereof, at any time, into one share of Class A Common Stock. The Company and the current holders of the Company's Class B Common Stock and the holders of options to purchase Class B Common Stock have entered into a Registration Rights Agreement (the "Company Registration Rights Agreement"), which, among other things, will provide that at any time after a Qualifying IPO (as defined) and upon the request of holders of at least 4% of the outstanding Class B Common Stock that is subject to the Company Registration Rights Agreement, the Company will register under the Securities Act any of the shares of Class A Common Stock currently held by, or to be acquired in the future by, such holders, for sale in accordance with such holders' intended method of disposition thereof (a "Demand Registration"). The holders of the Class B Common Stock will have the right to request two Demand Registrations. The holders of the Class B Common Stock also will have the right, at any time after the Qualifying IPO, to include the shares of Class A Common Stock held by them in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its shareholders. The holders' rights under the Company Registration Rights Agreement are not transferable. In addition, the holders of Class B Common Stock and options to purchase Class B Common Stock have agreed to pay their pro rata share of all costs and expenses incurred in connection with each registration of their respective shares of Class A Common Stock. For purposes of the Company Registration Rights Agreement, "Qualifying IPO" means a public offering of Class A Common Stock that results in net proceeds to the Company of not less than $75,000,000 or such lesser amount as the Board of Directors of the Company may, in their discretion, determine to be adequate to commence the rights of the holders under the Company Registration Rights Agreement.

    Pursuant to the terms of the Stock Purchase Agreement dated as of June 6, 1997 (the "Comdisco Agreement") between the Company and Comdisco, Inc., a Delaware corporation ("Comdisco"), the Company granted Comdisco certain registration rights with respect to shares of Class A Common Stock issuable to Comdisco from time to time in consideration of certain services provided by Comdisco pursuant to a Master Services Agreement dated June 6, 1997 (the "Master Services Agreement"). The Comdisco Agreement provides that Comdisco has unlimited "piggyback" registration rights with respect to any registration statement the Company proposes to file with the Commission to register any of its Common Stock, subject to certain reductions in the case of an underwritten offering to the extent the managing underwriter determines that inclusion of all or a portion of the shares to be included in such registration would adversely affect the marketability of the offering of the securities to be sold by the Company. If the Company has included shares in a registration statement pursuant to Comdisco's "piggyback" registration rights, the Company may not file or cause to be effected any other registration of any equity securities or securities convertible into equity securities until a period of 120 days has elapsed from the date of effectiveness of such previous registration. Subject to minimum size requirements, Comdisco has agreed that in connection with any underwritten public offering of the Common Stock, it will not effect any public sale or distribution of its shares except in connection with a "piggyback" registration for a period of time requested by the managing underwriter, not to exceed 180 days. The Company has agreed to bear and pay all expenses incurred in connection with any registration, filing or qualification with respect to a "piggyback" registration.


    The Comdisco Agreement also provides that, commencing on June 6, 2000, Comdisco has the option to require redemption of all, but not less than all, of the initial 176,534 shares issued to Comdisco pursuant to the Master Services Agreement at a purchase price of $26.06 per share, by giving notice to the Company within 180 days, subject to the right of the Company to suspend such right if redemption of such shares would violate any law applicable to the Company or cause any breach by the Company of any material contractual obligations in effect as of the date of the Comdisco Agreement. The expiration of such rights shall be extended for the period of time equal to the period of any such suspension. Comdisco's redemption right terminates upon the closing of a sale to the public of any class of equity security issued by the Company and will therefore terminate upon the consummation of the Stock Offering.



    In connection with the acquisition of ITC, pursuant to the terms of the Stock Purchase Agreement dated December 1, 1996, as amended on July 15, 1997 (the "ITC Agreement"), between the Company and the several sellers named therein (the "Sellers"), the Company has granted to the Sellers certain optional redemption rights with respect to 519,950 shares of Class B Common Stock, or any shares of Class A Common Stock into which the Sellers' Class B Common Stock may be converted, for a consideration of $19.92 per share. The Sellers' redemption rights shall be suspended for a period of not more than 180 days upon written notice by the Company of its intent to register any class of equity securities. The Sellers' redemption rights terminate if during the three year period commencing upon the 180th day after the date of this Prospectus, the average daily closing price of the Class A Common Stock during any consecutive 60 trading day period is greater than $19.92. The Sellers agreed, in connection with an initial public offering of any class of equity security of the Company or any of its affiliates, that they will not sell or otherwise transfer Common Stock for a period equal to that agreed by the officers or directors of the Company that are not affiliated with Eagle River.



    Pursuant to the terms of the Merger Agreement, dated as of July 28, 1997 (the "Chadwick Agreement") between the Company and R. Chadwick Paul, Jr. and John G. Englesson (the "Chadwick Shareholders"), the Company granted the Chadwick Shareholders certain registration rights with respect to shares of Class A Common Stock issued to the Chadwick Shareholders as partial consideration for the merger of Chadwick into a wholly owned subsidiary of the Company. The Chadwick Agreement provides that the Chadwick Shareholders have unlimited "piggyback" registration rights with respect to any registration statement the Company proposes to file with the Commission to register any of its Class A Common Stock, subject, for a period of one year after the Closing Date (as defined therein), to certain reductions in the case of an underwritten offering to the extent the managing underwriter determines that inclusion of all or a portion of the shares to be included in such registration would adversely affect the marketability of the offering of the securities to be sold by the Company. If the Company has included shares in a registration statement pursuant to the Chadwick Shareholders' "piggyback" registration rights, the Company may not file or cause to be effected any other registration of any equity securities or securities convertible into equity securities until a period of 120 days has elapsed from the date of effectiveness of such previous registration. The Company also agreed not to effect any public sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for such securities during the seven days prior to and during the 90 day period beginning on the effective date of any registration statement effected pursuant to the Chadwick Shareholders' "piggyback" registration rights. Subject to minimum size requirements, the Chadwick Shareholders have agreed that in connection with any underwritten public offering of the Common Stock they will not effect any public sale or distribution of their shares except in connection with a "piggyback" registration for a period of time requested by the managing underwriter, not to exceed 180 days. The Company has agreed to bear and pay all expenses incurred in connection with any registration, filing or qualification with respect to a "piggyback" registration.


DIRECTOR AND OFFICER INDEMNIFICATION

    The Washington Business Corporation Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. The Company's Articles include such provisions.

    The Company's Articles and Bylaws provide that the Company shall, to the fullest extent permitted by the Washington Business Corporation Act, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

PROVISIONS AFFECTING ACQUISITIONS AND BUSINESS COMBINATIONS

    The Washington Business Corporation Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" (such as a merger or sale of assets) with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the significant business transaction or the purchase of the shares made by the acquiring person or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts. The Company's Articles provide that it will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Such prohibitions do not apply to any shareholders who beneficially own ten percent or more of the Company's outstanding voting securities prior to the Stock Offering.

LISTING


    The Class A Common Stock has been qualified for inclusion in the Nasdaq National Market under the symbol "NXLK."


TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company will be the transfer agent and registrar for the Class A Common Stock (the "Transfer Agent").

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF THE NEW NOTES

    GENERAL.  In the Debt Offering, the Company will issue $200 million
aggregate principal amount of    % Senior Notes due 2007 (the "New Notes")
pursuant to an indenture (the "New Indenture") among the Company and United States Trust Company of New York, as trustee (the "Trustee").

    PRINCIPAL, MATURITY AND INTEREST.  The New Notes are limited in aggregate
principal amount to $200 million and will mature on       , 2007. Interest on
the New Notes accrues at    % per annum and is payable semiannually in arrears
on       and       of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

    RANKING. The New Notes are unsecured senior obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior obligations of the Company, including the 12 1/2% Notes, and will rank senior in right of payment to all future subordinated obligations of the Company.

    REDEMPTION.  The New Notes are not redeemable at the Company's option prior
to       , 2002. Thereafter, the New Notes are subject to redemption at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the
twelve-month period beginning on       of the years indicated below:

YEAR                                                                    PERCENTAGE
----------------------------------------------------------------------  ----------
2002..................................................................
2003..................................................................
2004..................................................................
2005 and thereafter...................................................   100.000%

    In addition, at any time on or before       , 2000, the Company may redeem
up to 33 1/3% of the original aggregate principal amount of the New Notes with
the net proceeds of a sale of common equity at a redemption price equal to    %
of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least $133 million of aggregate principal amount of New Notes remains outstanding immediately after such redemption. Except in connection with a Change of Control (as defined in the New Indenture) of the Company, the Company is not required to make mandatory redemption or sinking fund payments with respect to the New Notes.

    COVENANTS. The New Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur certain liens to secure PARI PASSU or subordinated indebtedness, engage in any sale and leaseback transaction, sell assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the New Notes. The New Indenture permits, under certain circumstances, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the indenture.

    EVENTS OF DEFAULT. The New Indenture contains standard events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $10 million of other indebtedness, (iv) failure to pay more than $10 million of judgments and (v) certain events of its subsidiaries.

DESCRIPTION OF THE 12 1/2% NOTES

    GENERAL. The Company and NEXTLINK Capital, Inc., a Washington corporation and a wholly owned subsidiary of the Company ("Capital" and, together with the Company, the "Issuers") issued $350 million of 12 1/2% Senior Notes Due April 15, 2006 pursuant to an Indenture among the Company, Capital and United States Trust Company of New York, as trustee (the "Trustee"). On September 6, 1996, the Company consummated an offer (the "Exchange Offer") to exchange such notes for $350 million of 12 1/2% Senior Notes Due April 15, 2006 that had been registered under the Securities Act.

    PRINCIPAL, MATURITY AND INTEREST. The 12 1/2% Notes are limited in aggregate principal amount to $350 million and will mature on April 15, 2006. Interest on the 12 1/2% Notes accrues at 12 1/2% per annum and is payable semiannually in arrears on April 15 and October 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. At the closing of the offering, the Company used $117.7 million of the net proceeds of the offering of the 12 1/2% Notes to purchase a portfolio of securities, initially consisting of U.S. government securities (including any securities substituted in respect thereof, the "Pledged Securities"), to pledge as security for payment of interest on the 12 1/2% Notes through April 15, 1999 and, under certain circumstances, as security for repayment of the principal of the 12 1/2% Notes. Proceeds from the Pledged Securities may be used by the Company to make interest payments on the 12 1/2% Notes through April 15, 1999. The Pledged Securities are being held by the Trustee pending disbursement.

    RANKING. The 12 1/2% Notes are unsecured senior obligations of the Issuers, will rank PARI PASSU in right of payment with all existing and future senior obligations of the Issuers, including the New Notes, and will rank senior in right of payment to all future subordinated obligations of the Issuers.

    REDEMPTION. The 12 1/2% Notes are not redeemable at the Company's option prior to April 15, 2001. Thereafter, the 12 1/2% Notes are subject to redemption at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

YEAR                                                                                   PERCENTAGE
-------------------------------------------------------------------------------------  -----------
2001.................................................................................     106.250%
2002.................................................................................     104.167%
2003.................................................................................     102.083%
2004 and thereafter..................................................................     100.000%

    In addition, at any time on or before March 15, 1999, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the 12 1/2% Notes with the net proceeds of a sale of common equity at a redemption price equal to 112.50% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least $175 million of aggregate principal amount of 12 1/2% Notes remains outstanding immediately after such redemption. Except in connection with a Change of Control (as defined in the indenture relating to the 12 1/2% Notes) of the Company, the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the 12 1/2% Notes.

    COVENANTS. The indenture relating to the 12 1/2% Notes restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur certain liens to secure PARI PASSU or subordinated indebtedness, engage in any sale and leaseback transaction, sell assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 12 1/2% Notes. The indenture relating to the 12 1/2% Notes permits, under certain circumstances, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the indenture.

    EVENTS OF DEFAULT. The indenture relating to the 12 1/2% Notes contains standard events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $10 million of other indebtedness, (iv) failure to pay more than $10 million of judgments and (v) certain events of its subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE


    On a pro forma basis for the Stock Offering, as of August 26, 1997, the Company had outstanding 13,526,009 shares of Class A Common Stock, excluding options to purchase 3,402,436 shares of Class A Common Stock which have been granted under the Plan, 847,599 of which are fully vested, but have not been exercised. Of these shares, the 13,200,000 shares of Class A Common Stock sold in the Stock Offering will be freely tradable without restriction or further registration under the Securities Act, except for any Shares purchased by an Affiliate of the Company, which will be subject to the limitations of Rule 144 ("Rule 144") under the Securities Act.



    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the date such securities were acquired from the Company or an affiliate of the Company would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock and (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who has held shares for a minimum of two years from the later of the date such securities were acquired from the Company or an affiliate of the Company and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company, is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.



    The Company has filed a registration statement on Form S-8 (File No. 333-25907) to register 4,413,360 shares of Class A Common Stock reserved for issuance or sale under the Plan. As of August 26, 1997, there were outstanding options to purchase a total of 3,402,436 shares of Class A Common Stock of which 847,599 shares of Class A Common Stock were subject to vested options. All such shares of Class A Common Stock issuable upon the exercise of options under the Plan are freely tradable without restriction under the Securities Act, unless such shares are held by an Affiliate of the Company.



    The Company, its directors and its executive officers, who hold, as of August 26, 1997 and after giving pro forma effect to the Selling Shareholder's conversion of Class B Common Stock to Class A Common Stock, in the aggregate 516,686 shares of Class A Common Stock (or currently exercisable options to purchase Class A Common Stock) and 31,005,864 shares of Class B Common Stock (or currently exercisable options to purchase Class B Common Stock), have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except under limited circumstances.


    In addition, the Company has granted certain holders of its capital stock rights to require the registration for sale of such capital stock under the Securities Act. See "Description of Capital Stock -- Registration Rights."

    Prior to the Stock Offering, there has been no established market for the Common Stock and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, Class A Common Stock in the public market may have an adverse effect on the market price for the Class A Common Stock.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in an underwriting agreement among the Company, the Selling Shareholder and the U.S. Underwriters (the "U.S. Underwriting Agreement"), the Company and the Selling Shareholder have agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Lazard Freres & Co. LLC are acting as representatives (the "Representatives"), and each of the U.S. Underwriters has severally agreed to purchase from the Company and the Selling Shareholder the aggregate number of shares of Class A Common Stock set forth opposite its name below:



                                                                                         NUMBER OF
U.S. UNDERWRITERS                                                                         SHARES
-------------------------------------------------------------------------------------  -------------
Salomon Brothers Inc ................................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...............................................................
Bear, Stearns & Co. Inc..............................................................
Lazard Freres & Co. LLC..............................................................

    Total............................................................................
                                                                                       -------------
                                                                                          10,560,000
                                                                                       -------------
                                                                                       -------------



    The Company and the Selling Shareholder have been advised by the Representatives that the several U.S. Underwriters propose initially to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $    per share. The U.S. Underwriters
may allow, and such dealers may reallow, a concession not in excess of $    per
share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.



    The Company has granted the U.S. Underwriters and the international underwriters (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 1,980,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the price to the public set forth on the cover page of this Prospectus less the Underwriting Discount. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

    The Company and the Selling Shareholder have entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Merrill Lynch International, Bear, Stearns International Limited and Lazard Capital Markets are acting as the representatives (the "International Representatives," and together with the U.S. Representatives, the "Representatives"), providing for the concurrent offer and sale of 2,640,000 shares of Class A Common Stock (in addition to the shares covered by the over-allotment option described above) outside the United States and Canada. Both the U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the U.S. Underwriters and the International Underwriters are such that if any of the shares of Class A Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, or by the International Underwriters pursuant to the International Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by either the U.S. Underwriters or the International Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Class A Common Stock for the U.S. Stock Offering and the International Stock Offering will be identical. The closing of the International Stock Offering is a condition to the closing of the U.S. Stock Offering and the closing of the U.S. Stock Offering is a condition to the closing of the International Stock Offering.



    Each U.S. Underwriter has severally agreed that, as part of the distribution of the 10,560,000 shares of Class A Common Stock offered by the U.S. Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the 2,640,000 shares of Common Stock by the International Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian person.


    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.


    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares of Class A Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.



    The U.S. Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the several U.S. Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.



    The Company, its directors, executive officers and the Selling Shareholder and certain other shareholders have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except (a) in the case of the Company, (i) grants of options and issuances and sales of Class A Common Stock issued pursuant to any employee or director stock option plan, stock ownership plan or stock purchase plan in effect on the date of the Underwriting Agreement,
(ii) issuances of Class A Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date of the Underwriting Agreement,
(iii) issuance of Class B Common Stock upon exercise of options outstanding on the date of the Underwriting Agreement, (iv) issuance of Common Stock pursuant to agreements in effect on the date of the Underwriting Agreement, (which issuances will not involve the issuance of a material amount of shares Common Stock) or (v) issuance of Common Stock in connection with acquisitions; provided that the recipients of such shares of Common Stock agree in writing with Salomon Brothers Inc to be bound by the unexpired term of this agreement not to sell; and (b) in the case of directors, executive officers and stockholders of the Company (including the Selling Shareholder), shares of Class A Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with Salomon Brothers Inc to be bound by the terms of such agreement.


    The Representatives have informed the Company that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock sold in the Stock Offering.


    At the request of the Company, the Underwriters have reserved up to 1,980,000 shares of Class A Common Stock for sale at the initial public offering price to certain officers, directors, employees and other persons designated by the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.



    Prior to the Stock Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be negotiated among the Company, the Selling Shareholder and the Representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance that the price at which shares of Class A Common Stock will sell in the public market after the Stock Offering will not be lower than the price at which they are sold in the Stock Offering by the Underwriters.



    The Class A Common Stock has been qualified for inclusion in the Nasdaq National Market under the symbol "NXLK."


    In connection with the Stock Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchase to cover syndicate short positions created in connection with the Stock Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Stock Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Stock Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

                               VALIDITY OF SHARES

    The validity of the Class A Common Stock will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. As to matters of Washington law, Willkie Farr & Gallagher and Sullivan & Cromwell will rely upon the opinion of Davis Wright Tremaine LLP, Seattle, Washington.

                                    EXPERTS

    The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION


    The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1, Commission File No. 333-32001, under the Securities Act with respect to the shares of Class A Common Stock offered by the Stock Offering. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are necessarily summaries thereof, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


    NEXTLINK is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. Copies of the Registration Statement, periodic reports and other information filed by the Company with the Commission may be inspected at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains periodic reports and other information filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR). This website can be accessed at www.sec.gov. Copies of such material can be also be obtained from the Company upon request by contacting the Company at its principal executive office.

    The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                                       ANNEX A TO THE PROSPECTUS

                                    GLOSSARY

    CAP (COMPETITIVE ACCESS PROVIDER)--A company that provides its customers with an alternative to the ILEC for local private line and special access telecommunications services.

    CENTRAL OFFICES--The switching centers or central switching facilities of the LECs.

    CLEC (Competitive local exchange carrier)--A company providing local telephone services in competition with the ILEC.

    CO-CARRIER STATUS--A regulatory scheme under which the ILEC is required to integrate new, competing providers of local exchange service, such as the Company, into the systems of traffic exchange, inter-carrier compensation, and other inter-carrier relationships that already exist among ILECs in most jurisdictions.

    COLLOCATION--The ability of a CLEC such as the Company to connect its network to the ILECs central offices. Physical collocation occurs when a CLEC places its network connection equipment inside the ILEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the ILEC permits a CLEC to connect its network to the ILEC's central offices on comparable terms, even though the CLEC's network connection equipment is not physically located inside the central offices.

    DARK FIBER--Unused fiber through which no light is transmitted. Dark fiber is provided with the customer expected to supply the required electronics and signals.


    DEDICATED--Telecommunications lines dedicated or reserved for use by particular customers and charged on a flat, usually monthly basis.



    DS-0, DS-1, DS-3--The standard circuit capacity classifications. Each of these transmission services can be provided using the same type of fiber optic cable, but offer different bandwidth (that is, capacity), depending upon the individual needs of the end-user. A DS-0 is a dedicated circuit that is considered to meet the requirements of usual business communications, with transmission capacity of up to 64 kilobits of bandwidth per second (that is, a voice grade equivalent circuit). This service offers a basic low capacity dedicated digital line for connecting telephones, fax machines, personal computers and other telecommunications equipment. A DS-1 is a high speed digital circuit typically linking high volume customer locations to long distance carriers or other customer locations. Typically utilized for voice transmissions as well as the interconnection of LANs, DS-1 service accommodates transmission speeds of up to 1.544 megabits per second, which is the equivalent of 24 voice grade equivalent circuits. DS-3 service provides a very high capacity digital circuit with transmission capacity of 45 megabits per second, which is equivalent to 28 DS-1 circuits or 672 voice grade equivalent circuits. This is a digital service used by long distance carriers for central office connections and by some large commercial users to link multiple sites.


    FCC--The United States Federal Communications Commission.

    FDDI (FIBER DISTRIBUTED DATA INTERFACE)--Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

    FIBER MILE--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.


    ILEC (incumbent local exchange carrier) --A company providing local telephone services.

    LOCAL EXCHANGE--A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

    LINE--an electrical path between a ILEC central office and a subscriber.


    LONG DISTANCE CARRIERS (INTEREXCHANGE CARRIERS)--Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities.


    NUMBER PORTABILITY--The ability of an end-user to change local exchange carriers while retaining the same telephone number.

    POPS (POINTS OF PRESENCE)--Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

    PUC (PUBLIC UTILITY COMMISSION)--A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.


    PRIVATE LINE--A dedicated telecommunications connection between end-user locations.


    RECIPROCAL COMPENSATION--The compensation paid to and from a new competitive local exchange carrier and the ILEC for termination of a local call on each other's networks.

    ROUTE MILE--The number of miles of the telecommunications path in which the Company-owned or leased fiber optic cables are installed.

    SPECIAL ACCESS SERVICES--The lease of private, dedicated telecommunications lines or "circuits" along the network of a ILEC or a CAP, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end-user to a long distance carrier POP.

    SWITCH--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.


    SWITCHED SERVICES--Transmission of switched calls through the local switched network.

                 NEXTLINK COMMUNICATIONS, INC. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet as of June 30, 1997.......................................        F-2

Consolidated Statements of Operations for the Three and Six Month Periods Ended June
  30, 1996 and 1997..................................................................        F-3

Consolidated Statement of Changes in Shareholders' Deficit for the Six Months Ended
  June 30, 1997......................................................................        F-4

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996 and
  1997...............................................................................        F-5

Notes to Interim Consolidated Financial Statements...................................        F-6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................       F-12

Consolidated Balance Sheets as of December 31, 1995 and 1996.........................       F-13

Consolidated Statements of Operations for the Period from Inception (September 16,
  1994) to December 31, 1994, and for the Years Ended December 31, 1995 and 1996.....       F-14

Consolidated Statements of Changes in Members' Equity (Deficit) for the Period from
  Inception (September 16, 1994) to December 31, 1994, and for the Years Ended
  December 31, 1995 and 1996.........................................................       F-15

Consolidated Statements of Cash Flows for the Period from Inception (September 16,
  1994) to December 31, 1994, and for the Years Ended December 31, 1995 and 1996.....       F-16

Notes to Consolidated Financial Statements...........................................       F-18

SOUND RESPONSE CORPORATION

Report of Independent Public Accountants.............................................       F-30

Statements of Operations For the Years Ended December 31, 1993 and 1994, and for the
  Eight Months ended August 31, 1995.................................................       F-31

Notes to Financial Statements........................................................  F-32

                         NEXTLINK COMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)


                                                                                                       JUNE 30,
                                                                                                         1997
                                                                                                    --------------
ASSETS
Current assets:
    Cash and cash equivalents.....................................................................    $  198,763
    Marketable securities.........................................................................        76,525
    Accounts receivable, net......................................................................         9,790
    Other.........................................................................................         1,127
    Pledged securities............................................................................        40,970
                                                                                                    --------------
        Total current assets......................................................................       327,175
Pledged securities................................................................................        41,307
Property and equipment, net.......................................................................       161,250
Goodwill, net.....................................................................................        53,825
Other intangible assets, net......................................................................        11,304
Other assets, net.................................................................................        19,349
                                                                                                    --------------
        Total assets..............................................................................    $  614,210
                                                                                                    --------------
                                                                                                    --------------
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
    Accounts payable..............................................................................    $   13,863
    Accrued expenses..............................................................................         7,775
    Accrued interest payable......................................................................         8,885
    Current portion of capital lease obligations..................................................         1,310
    Payable to affiliate..........................................................................         1,500
                                                                                                    --------------
        Total current liabilities.................................................................        33,333
Long-term debt....................................................................................       350,000
Capital lease obligations.........................................................................         5,357
Deferred compensation.............................................................................        --
Other.............................................................................................         3,106
                                                                                                    --------------
        Total liabilities.........................................................................       391,796
Commitments and contingencies
Minority interests................................................................................           137
Redeemable preferred stock (par value $0.01 per share, aggregate liquidation preference $301,971;
  5,901,706 shares issued and outstanding)........................................................       291,353
Class B common stock, subject to redemption (par value $0.02 per share, 519,950 shares issued and
  outstanding)....................................................................................         4,950
Shareholders' deficit:
    Class A common stock (par value $0.02 per share, stated at amounts paid in, 110,334,000 shares
     authorized, 176,534 shares issued and outstanding)...........................................        16,763
    Class B common stock (par value $0.02 per share, stated at amounts paid in, 44,133,600 shares
     authorized, 36,165,259 shares issued and outstanding)........................................        65,527
    Deferred compensation.........................................................................        (4,011)
    Accumulated deficit...........................................................................      (152,305)
                                                                                                    --------------
        Total shareholders' deficit...............................................................       (74,026)
                                                                                                    --------------
        Total liabilities and shareholders' deficit...............................................    $  614,210
                                                                                                    --------------
                                                                                                    --------------


 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                   JUNE 30,                    JUNE 30,
                                                          --------------------------  --------------------------
                                                             1996          1997          1996          1997
                                                          ----------  --------------  ----------  --------------
Revenues................................................  $    6,671  $       11,601  $   12,041  $       21,668

Costs and expenses:
  Operating.............................................       6,117          12,037      10,813          21,941
  Selling, general and administrative...................       6,975          15,829      12,491          29,103
  Deferred compensation.................................      --                 223      --               1,115
  Depreciation..........................................       1,310           3,206       2,387           6,054
  Amortization..........................................       1,013           1,319       1,765           2,877
                                                          ----------  --------------  ----------  --------------
      Total costs and expenses..........................      15,415          32,614      27,456          61,090
                                                          ----------  --------------  ----------  --------------
Loss from operations....................................      (8,744)        (21,013)    (15,415)        (39,422)
Interest income.........................................       2,857           5,492       3,099          10,521
Interest expense........................................      (7,902)        (10,902)     (8,638)        (22,041)
                                                          ----------  --------------  ----------  --------------
Loss before minority interests..........................     (13,789)        (26,423)    (20,954)        (50,942)
Minority interests in loss of consolidated
  subsidiaries..........................................          72              75         121             171
                                                          ----------  --------------  ----------  --------------
Net loss................................................  $  (13,717) $      (26,348) $  (20,833) $      (50,771)
                                                          ----------  --------------  ----------  --------------
                                                          ----------  --------------  ----------  --------------
Preferred stock dividends and accretion of preferred
  stock redemption obligation, including issue costs....                     (10,550)                    (17,353)
                                                                      --------------              --------------
Net loss applicable to common shares....................              $      (36,898)             $      (68,124)
                                                                      --------------              --------------
                                                                      --------------              --------------
Pro Forma:
  Net loss per share....................................              $        (0.98)             $        (1.81)
                                                                      --------------              --------------
                                                                      --------------              --------------
  Shares used in computation of pro forma net loss per
    share...............................................                  37,733,551                  37,717,996
                                                                      --------------              --------------
                                                                      --------------              --------------


 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                      CLASS A COMMON            CLASS B COMMON
                                                  ----------------------  --------------------------     DEFERRED      ACCUMULATED
                                                    SHARES      AMOUNT        SHARES        AMOUNT     COMPENSATION      DEFICIT
                                                  ----------  ----------  --------------  ----------  --------------  -------------
Balance at December 31, 1996....................      --      $   --            --        $   --        $   --         $   (84,181)
  Merger of NEXTLINK Communications,
    L.L.C. with and into NEXTLINK
    Communications, Inc. .......................      --          --          36,165,259      65,527        --             --
  Conversion of Equity Option Plan into Stock
    Option Plan.................................      --          15,363        --            --            (4,234)        --
  Compensation attributable to stock options
    vesting.....................................      --          --            --            --               223         --
  Issuance of common stock under leasing
    arrangement.................................     176,534       1,400        --            --            --             --
  Cumulative redeemable preferred
    stock dividends.............................      --          --            --            --            --             (16,971)
  Accretion of preferred stock redemption
    obligation, including issue costs...........      --          --            --            --            --                (382)
  Net loss......................................      --          --            --            --            --             (50,771)
                                                  ----------  ----------  --------------  ----------       -------    -------------
Balance at June 30, 1997........................     176,534  $   16,763      36,165,259  $   65,527    $   (4,011)    $  (152,305)
                                                  ----------  ----------  --------------  ----------       -------    -------------
                                                  ----------  ----------  --------------  ----------       -------    -------------


                                                   MEMBERS'
                                                    CAPITAL       TOTAL
                                                  -----------  -----------
Balance at December 31, 1996....................  $    65,527  $   (18,654)
  Merger of NEXTLINK Communications,
    L.L.C. with and into NEXTLINK
    Communications, Inc. .......................      (65,527)     --
  Conversion of Equity Option Plan into Stock
    Option Plan.................................      --            11,129
  Compensation attributable to stock options
    vesting.....................................      --               223
  Issuance of common stock under leasing
    arrangement.................................      --             1,400
  Cumulative redeemable preferred
    stock dividends.............................      --           (16,971)
  Accretion of preferred stock redemption
    obligation, including issue costs...........      --              (382)
  Net loss......................................      --           (50,771)
                                                  -----------  -----------
Balance at June 30, 1997........................  $   --       $   (74,026)
                                                  -----------  -----------
                                                  -----------  -----------


 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                                                              SIX MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                           ----------------------
                                                                                              1996        1997
                                                                                           ----------  ----------
OPERATING ACTIVITIES:
Net loss.................................................................................  $  (20,833) $  (50,771)
Adjustments to reconcile net loss to net cash used in operating activities:
    Deferred compensation expense........................................................      --           1,115
    Equity in loss of affiliates.........................................................      --           1,015
    Depreciation and amortization........................................................       4,152       8,931
    Minority interests in loss of consolidated subsidiaries..............................        (121)       (171)
Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable..................................................................      (3,446)     (2,764)
    Other current assets.................................................................          82         815
    Other long-term assets...............................................................      (1,254)       (351)
    Accounts payable.....................................................................       4,733      (5,333)
    Accrued expenses.....................................................................       2,522       1,959
    Accrued interest payable.............................................................       8,021        (365)
    Other long-term liabilities..........................................................         (74)        123
                                                                                           ----------  ----------
                                                                                               14,615       4,974
                                                                                           ----------  ----------
Net cash used in operating activities....................................................      (6,218)    (45,797)

INVESTING ACTIVITIES:
    Purchase of property and equipment...................................................     (31,495)    (55,181)
    Net assets acquired in business and asset acquisitions (net of cash acquired)........     (10,503)    (41,239)
    Cash withdrawn from escrow to be used in business acquisition........................      --           6,000
    Investments in unconsolidated affiliates.............................................      (2,500)     (4,275)
    Maturity of pledged securities.......................................................      --          18,049
    Purchase of marketable securities, net...............................................    (117,688)    (28,812)
                                                                                           ----------  ----------
Net cash used in investing activities....................................................    (162,186)   (105,458)

FINANCING ACTIVITIES:
    Net proceeds from issuance of redeemable preferred stock.............................      --         274,000
    Capital contributions................................................................       9,921      --
    Proceeds from payable to affiliates..................................................      28,766      --
    Repayment of payable to affiliate....................................................     (32,203)     --
    Repayment of capital lease obligations...............................................      --            (789)
    Bank overdraft.......................................................................      (1,373)     --
    Costs increased in connection with financing.........................................      (9,700)     --
    Proceeds from issuance of senior notes...............................................     350,000      --
                                                                                           ----------  ----------
Net cash provided by financing activities................................................     345,411     273,211
                                                                                           ----------  ----------
Net increase in cash and cash equivalents................................................     177,007     121,956
Cash and cash equivalents, beginning of period...........................................       1,350      76,807
                                                                                           ----------  ----------
Cash and cash equivalents, end of period.................................................  $  178,357  $  198,763
                                                                                           ----------  ----------
                                                                                           ----------  ----------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Noncash financing and investing activities:
    Class A common stock issued under lease arrangement..................................  $   --      $    1,400
                                                                                           ----------  ----------
                                                                                           ----------  ----------
    Redeemable preferred stock dividends, paid in stock..................................  $   --      $   10,086
                                                                                           ----------  ----------
                                                                                           ----------  ----------
    Accrued cumulative redeemable preferred stock dividends, payable in stock............  $   --      $    6,885
                                                                                           ----------  ----------
                                                                                           ----------  ----------
Cash paid for interest...................................................................  $    1,277  $   22,406
                                                                                           ----------  ----------
                                                                                           ----------  ----------


 See accompanying notes to unaudited interim consolidated financial statements.

                         NEXTLINK COMMUNICATIONS, INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

    The consolidated financial statements include the accounts of NEXTLINK Communications, Inc., a Washington corporation, and its majority-owned subsidiaries (collectively referred to as the Company). The Company, through predecessor entities, was formed on September 16, 1994 and, through its subsidiaries, provides competitive local telecommunications services in selected markets in the United States. The Company is a majority-owned subsidiary of Eagle River Investments, L.L.C. (Eagle River).

    The Company's financial statements include 100% of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest of greater than 50%. The ownership interests of the other members or partners in such subsidiaries are reflected as minority interests. The Company's investment in Telecommunications of Nevada, L.L.C. (Nevada), a limited liability company in which the Company has a 40% interest and which operates a network that is managed by the Company in Las Vegas, Nevada, is accounted for on the equity method. Investments in entities in which the Company has voting interests of not more than 20% are accounted for on the cost method. All significant intercompany accounts and transactions have been eliminated.

    These financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained elsewhere in this Prospectus.


    The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRO FORMA NET LOSS PER SHARE


    Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options granted at prices below the assumed initial public offering price of $15.00 per share during the twelve-month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for all periods presented.


    INCOME TAXES

    Prior to January 31, 1997, the Company was organized and operated as a limited liability company that was classified and taxed as a partnership for federal and state income tax purposes. Effective February 1, 1997, the Company became subject to federal and state income taxes directly as a C corporation.

    The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) which requires that

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

    The conversion of the Company to a taxable corporation resulted in the Company recording fully reserved net deferred tax assets. Major items giving rise to deferred tax assets included deferred compensation and certain operating expenses capitalized for tax purposes. Management believes that, based on a number of factors, the available objective evidence created sufficient uncertainty regarding the realization of net deferred tax assets. Accordingly, a valuation allowance was provided for the net deferred tax assets of the Company. The gross amount of deferred tax assets is not material in relation to the Company's financial statements taken as a whole. The Company intends to make the required annual disclosures of SFAS 109 in its consolidated financial statements as of and for the year ended December 31, 1997.


    STOCK-BASED COMPENSATION



    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board (APB) Opinion No. 25 or the fair value method described in Statement No. 123. The Company has chosen to account for compensation cost associated with its stock option plan in accordance with APB Opinion No. 25.


3. INCORPORATION:


    On January 31, 1997, NEXTLINK Communications, L.L.C. was merged with and into the Company in a tax-free transaction. In that merger, the Class A membership interests of NEXTLINK Communications, L.L.C. were converted into Class B common stock, options to acquire Class A membership interests were converted into options to purchase Class B common stock, and options to purchase Class B membership interests were converted into options to purchase Class A common stock. The Company's Class A common stock and Class B common stock are identical in dividend and liquidation rights, and vote together as a single class on all matters, except as otherwise required by applicable law, with the Class A shareholders entitled to cast one vote per share, and the Class B shareholders entitled to cast 10 votes per share. In calculating the number of shares of the Company's Class B common stock that each of the Class A members received in the merger, the Company applied a formula that reflected each member's revalued capital account balance as of January 31, 1997. Options to purchase Class B membership interests were converted into options to purchase shares of Class A common stock on a one to one basis. As of June 30, 1997, the Company had 44,133,600 and 36,685,209 shares of Class B common stock authorized and outstanding, respectively, and 110,334,000 and 176,534 shares of Class A common stock authorized and outstanding, respectively. In addition, there were options to purchase 3,392,734 shares of Class A common stock and options to purchase 1,576,172 shares of Class B common stock outstanding. The Company also had 25,000,000 and 5,901,706 shares of Preferred Stock authorized and outstanding, respectively.

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

4. PREFERRED STOCK:

    On January 31, 1997, the Company completed the sale of 5.7 million units consisting of (i) 14% senior exchangeable redeemable preferred shares (Preferred Shares), liquidation preference $50 per share, and (ii) contingent warrants to acquire in the aggregate 5% of each class of outstanding junior shares (as defined) of the Company on a fully diluted basis as of February 1, 1998, which resulted in gross proceeds to the Company of $285 million, and proceeds net of underwriting discounts, advisory fees and expenses of $274 million. Dividends on the Preferred Shares will accrue from January 31, 1997 and will be payable quarterly commencing on May 1, 1997 at an annual rate of 14% of the liquidation preference thereof. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to February 1, 2002, either in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. The Company is required to redeem all of the Preferred Shares outstanding on February 1, 2009 at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    Subject to certain conditions, the Preferred Shares are exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date, for the 14% senior subordinated notes (Senior Subordinated Notes) due February 1, 2009 of the Company. All terms and conditions (other than interest, ranking and maturity) of the Senior Subordinated Notes would be substantially the same as those of the Company's outstanding 12 1/2% Senior Notes due April 15, 2006.

    The contingent warrants are exercisable on any business day after February 1, 1998, if a Qualifying Event has not occurred on or prior to February 1, 1998. A Qualifying Event means a public equity offering (as defined) or one or more strategic equity investments (as defined) which, in either case, results in aggregate net proceeds to the Company of not less than $75 million.

5. ACQUISITION:


    On February 4, 1997, the Company acquired substantially all of the assets of Linkatel Pacific, L.P. (Linkatel), a Los Angeles-based competitive access telecommunications provider. At the time of the acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets from the downtown Los Angeles area to the city of Irvine in Orange County. As part of the assets acquired, the Company obtained access to approximately 250 route miles of right-of-way, of which 183 miles have been completed, creating one network in Los Angeles and one network in the Orange County area. The Company has been providing competitive access services over these networks since the acquisition date and launched switched local and long distance services in July 1997. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million, the repayment of debt of $5.6 million and the assumption of net liabilities of $0.8 million.


    The assets acquired and consideration given were as follows (in thousands):

Fair value of tangible assets and liabilities acquired............  $  12,003
Fair value of intangible assets acquired..........................     29,682
                                                                    ---------
                                                                    $  41,685
                                                                    ---------
                                                                    ---------
Cash paid for assets, including repayment of debt.................  $  41,685
                                                                    ---------
                                                                    ---------

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

6. PROPERTY AND EQUIPMENT:

    Networks and equipment consisted of the following:


                                                                                    JUNE 30,
                                                                                      1997
                                                                                   -----------
Telecommunications networks......................................................  $   117,857
Office equipment, leasehold improvements, furniture and other....................       21,346
                                                                                   -----------
                                                                                       139,203
Less accumulated depreciation....................................................       14,380
                                                                                   -----------
                                                                                       124,823
Network construction in progress.................................................       36,427
                                                                                   -----------
                                                                                   $   161,250
                                                                                   -----------
                                                                                   -----------



    Included in property and equipment are capitalized direct costs of construction, including $365 of interest costs related to construction during the six months ended June 30, 1997.



    In June 1997, the Company entered into an eight year operating lease agreement, with an option to renew for five additional years, with a company that has excess fiber capacity in each of Atlanta, Chicago, New York City, Newark, New Jersey, and Philadelphia which it agreed to make available to the Company in each of those markets at a substantial discount. Payment in exchange for use of the leased network will be based on monthly charges for actual services provided. In connection with this lease agreement, the Company also issued to the lessor 176,534 shares of Class A common stock in June 1997 for certain exclusivity rights to the excess capacity.



    In addition to the capacity arrangement described above, the Company entered into a 20-year capital lease over an existing 47-mile fiber network in New York City. In connection with this arrangement, the Company paid $11 million in full satisfaction of its obligation under the lease, $6 million of which has been placed in escrow pending completion of certain building connections by the lessor.



    Both leasing arrangements will allow the Company to accelerate its entry into each of these markets by enabling the Company to avoid a significant portion of the infrastructure development and construction time that would otherwise be required to launch switched local and long distance services in these markets.



7. STOCK OPTION PLAN:



    Prior to February 1997, the Company maintained an Equity Option Plan which provided for the granting of equity option interests in the Company. These option grants were considered compensatory and were accounted for similar to stock appreciation rights. The Company recognized compensation expense over the vesting periods based on the excess of the fair value of the equity option interests, as determined by the Administrative Committee, over the exercise price of the option interests. Such expense was periodically adjusted for changes in the fair value of the equity interests units. These option interests vested ratably over a four-year period, although some retained vesting schedules of previous option plans which, in most cases, vested 20% at employment and 20% at the end of each subsequent year.



    In connection with the incorporation of the Company (see NOTE 3), the Company established the NEXTLINK Communications, Inc. Stock Option Plan (the
Plan) to replace the Equity Option Plan and to provide a performance incentive for certain officers, employees and individuals or companies who

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


7. STOCK OPTION PLAN: (CONTINUED)


provide services to the Company. The Plan provides for the granting of qualified and non-qualified stock options. All options outstanding under the Equity Option Plan were regranted under the new Plan with terms and conditions substantially the same as under the Equity Option Plan, except that option holders will no longer have the option to require the Company to repurchase units for cash upon exercise of such units, nor will the Company have the option to repurchase exercised units for cash. The Company has reserved 4,413,360 shares of Class A common stock for issuance under the Plan. The options vest ratably over four years and expire no later than 10 years after the date of grant, with the exception of options originally granted under the Equity Option Plan, which expire 15 years after the date of grant.



    The exercise price of qualified stock options granted under the Plan may not be less than the fair market value of the common shares on the date of grant. The exercise price of non-qualified stock options granted under the Plan may be greater or less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors in its discretion. Stock options granted at prices below fair market value at the date of grant are considered compensatory, and compensation expense is deferred and recognized ratably over the option vesting period based on the excess of the fair market value of the stock at the date of grant over the exercise price of the option. In connection with the regranting of options under the new Plan, the Company reclassified the deferred compensation liability relating to compensatory options issued under the Equity Option Plan to additional paid-in capital (included in Class A common stock, stated at amounts paid in). The remaining, unrecognized compensation expense attributable to these compensatory options was also recorded as deferred compensation, a contra-equity balance, and will be recognized over the remaining vesting periods of the options.



    During the six months ended June 30, 1997, the Company recorded $223,000 and $892,000 of deferred compensation expense related to the Stock Option Plan and Equity Option Plan, respectively.


    Information with respect to the Plan is as follows:


                                                                             WEIGHTED
                                  SHARES SUBJECT                         AVERAGE EXERCISE
                                     TO OPTION     OPTION PRICE RANGE          PRICE
                                  ---------------  -------------------  -------------------
Balance, December 31, 1996......       2,004,646    $    0.02 -- 7.93        $    0.45
  Granted.......................       1,550,041    $            7.93        $    7.93
  Exercised.....................          (9,102)   $            0.02        $    0.02
  Canceled......................        (152,851)   $    0.02 -- 7.93        $    0.52
                                  ---------------
Balance, June 30, 1997                 3,392,734    $    0.02 -- 7.93        $    3.77
                                  ---------------
                                  ---------------



    As of June 30, 1997, there were 923,493 options vested, with a weighted average exercise price of $0.20. As of June 30, 1997, there were 1,020,626 shares of Class A common stock available for future grants. The Company intends to make the complete annual disclosures required under Statement of Financial Accounting Standards No. 123, "Stock-Based Compensation," in its financial statements as of and for the year ended December 31, 1997.

                         NEXTLINK COMMUNICATIONS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

8. RECLASSIFICATIONS:

    Certain reclassifications have been made to prior period amounts in order to conform to the current presentation.


9. INITIAL PUBLIC OFFERING:



    On July 21, 1997, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Class A common stock to the public.



    On August 27, 1997, the Company effected a 0.441336-for-1 reverse stock split of the issued and outstanding shares of Class A and Class B common stock. All common stock, membership units, and per share amounts in the consolidated financial statements included in this Prospectus have been adjusted retroactively to give effect to the reverse stock split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of NEXTLINK Communications, L.L.C.:

    We have audited the accompanying consolidated balance sheets of NEXTLINK Communications, L.L.C. (a Washington limited liability company) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in members' equity (deficit) and cash flows for the period from inception (September 16, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXTLINK Communications, L.L.C. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (September 16, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP


Seattle, Washington,
August 27, 1997

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                                                             1995         1996
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.............................................................  $     1,350  $    76,807
  Marketable securities.................................................................      --            47,713
  Accounts receivable, net..............................................................        3,563        7,008
  Other.................................................................................          746          607
  Pledged securities....................................................................      --            39,770
                                                                                          -----------  -----------
      Total current assets..............................................................        5,659      171,905
Pledged securities......................................................................      --            61,668
Property and equipment, net.............................................................       29,664       97,784
Goodwill, net...........................................................................       12,137       24,110
Other intangible assets, net............................................................        5,751       11,243
Other long-term assets, net.............................................................          250       23,973
                                                                                          -----------  -----------
      Total assets......................................................................  $    53,461  $   390,683
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                    LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
  Bank overdraft........................................................................  $     1,373  $   --
  Accounts payable......................................................................        4,315       18,622
  Accrued expenses......................................................................        1,266        4,112
  Accrued interest payable..............................................................      --             9,250
  Current portion of capital lease obligations..........................................      --             1,194
  Payable to affiliates.................................................................        4,937        1,500
                                                                                          -----------  -----------
      Total current liabilities.........................................................       11,891       34,678
Long-term liabilities:
  Long-term debt........................................................................      --           350,000
  Capital lease obligations.............................................................      --             6,262
  Other.................................................................................        1,965       13,139
                                                                                          -----------  -----------
      Total liabilities.................................................................       13,856      404,079
Commitments and contingencies
Minority interests......................................................................        2,886          308
Equity units subject to redemption (397,202 units outstanding as of December 31,
  1996).................................................................................      --             4,950
Members' equity (deficit) (21,977,941 and 28,154,509 units outstanding as of December
  31, 1995 and 1996, respectively)......................................................       36,719      (18,654)
                                                                                          -----------  -----------
      Total liabilities and members' equity (deficit)...................................  $    53,461  $   390,683
                                                                                          -----------  -----------
                                                                                          -----------  -----------


 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                 1994        1995         1996
                                                                               ---------  ----------  -------------
Revenue......................................................................  $      --  $    7,552  $      25,686
Costs and expenses:
  Operating..................................................................        106       6,618         25,094
  Selling, general and administrative........................................        232       9,563         31,353
  Deferred compensation......................................................         --         375          9,914
  Depreciation...............................................................          7       1,125          6,640
  Amortization of intangible assets..........................................          7       2,333          3,700
                                                                               ---------  ----------  -------------
      Total costs and expenses...............................................        352      20,014         76,701
                                                                               ---------  ----------  -------------
Loss from operations.........................................................       (352)    (12,462)       (51,015)
Interest income..............................................................         --          --         10,446
Interest expense.............................................................         --        (499)       (30,876)
                                                                               ---------  ----------  -------------
Loss before minority interests...............................................       (352)    (12,961)       (71,445)
Minority interests in loss of consolidated subsidiaries......................          3         230            344
                                                                               ---------  ----------  -------------
Net loss.....................................................................  $    (349) $  (12,731) $     (71,101)
                                                                               ---------  ----------  -------------
                                                                               ---------  ----------  -------------
Pro Forma:
    Net loss per share.......................................................                         $       (1.90)
                                                                                                      -------------
                                                                                                      -------------
    Shares used in computation of pro forma net loss per share, as adjusted for conversion of membership units into shares of the Company's Class A
      and Class B common stock upon incorporation (See NOTE 12)..............                            37,450,452
                                                                                                      -------------
                                                                                                      -------------



 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                                                            UNITS        AMOUNT
                                                                                        -------------  ----------
BALANCE, INCEPTION (SEPTEMBER 16, 1994)...............................................       --        $   --
  Contributed capital.................................................................        450,739       1,021
  Net loss............................................................................       --              (349)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1994............................................................        450,739         672
  Contributed capital.................................................................     19,580,054      44,366
  Issuance of units for NEXTLINK Interactive acquisition..............................      1,947,148       4,412
  Net loss............................................................................       --           (12,731)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1995............................................................     21,977,941      36,719
  Contributed capital.................................................................      4,193,584       9,502
  Issuance of units for NEXTLINK Ohio acquisition.....................................        287,721         652
  Impact of recapitalization and merger of affiliates.................................      1,695,263       5,574
  Net loss............................................................................       --           (71,101)
                                                                                        -------------  ----------

BALANCE, DECEMBER 31, 1996............................................................     28,154,509  $  (18,654)
                                                                                        -------------  ----------
                                                                                        -------------  ----------


 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                                                    1994        1995        1996
                                                                                  ---------  ----------  ----------
OPERATING ACTIVITIES:
Net loss........................................................................  $    (349) $  (12,731) $  (71,101)
Adjustments to reconcile net loss to net cash used in operating activities:
    Deferred compensation expense...............................................     --             375       9,914
    Equity in loss of affiliates................................................     --          --           1,100
    Depreciation and amortization...............................................         14       3,458      10,340
    Minority interest in loss of consolidated subsidiaries......................         (3)       (230)       (344)
Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable.........................................................     --          (2,529)     (1,659)
    Other current assets........................................................     --            (638)        (42)
    Other long-term assets......................................................        (79)       (500)     (1,430)
    Accounts payable............................................................     --           2,163         993
    Accrued expenses............................................................         21       1,452       2,416
    Accrued interest payable....................................................     --          --           9,250
                                                                                  ---------  ----------  ----------
        Total adjustments.......................................................        (47)      3,551      30,538
                                                                                  ---------  ----------  ----------
Net cash used in operating activities...........................................       (396)     (9,180)    (40,563)
INVESTING ACTIVITIES:
    Purchase of property and equipment..........................................       (140)    (17,778)    (51,920)
    Net assets acquired in business and asset acquisitions......................       (460)    (17,639)    (15,169)
    Cash placed into escrow for business acquisition............................     --          --          (6,000)
    Investments in unconsolidated affiliates....................................     --          --          (4,953)
    Purchase of pledged securities..............................................     --          --        (117,688)
    Maturity of pledged securities..............................................     --          --          16,431
    Purchase of marketable securities,net.......................................     --          --         (47,713)
                                                                                  ---------  ----------  ----------
Net cash used in investing activities...........................................       (600)    (35,417)   (227,012)
FINANCING ACTIVITIES:
    Proceeds from issuance of senior notes......................................     --          --         350,000
    Capital contributions.......................................................      1,021      37,091       9,935
    Proceeds from payable to affiliates.........................................     --           7,458      28,766
    Repayment of payables to affiliates.........................................     --          --         (33,703)
    Bank overdraft..............................................................     --           1,373      (1,373)
    Costs incurred in connection with financing.................................     --          --          (9,822)
    Repayment of capital lease obligations......................................     --          --            (771)
                                                                                  ---------  ----------  ----------
Net cash provided by financing activities.......................................      1,021      45,922     343,032
                                                                                  ---------  ----------  ----------
Net increase in cash and cash equivalents.......................................         25       1,325      75,457
Cash and cash equivalents, beginning of period..................................     --              25       1,350
                                                                                  ---------  ----------  ----------
Cash and cash equivalents, end of period........................................  $      25  $    1,350  $   76,807
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Cash paid for interest, net of amount capitalized...........................  $  --      $       16  $   20,912
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

    FOR THE PERIOD FROM INCEPTION (SEPTEMBER 16, 1994) TO DECEMBER 31, 1994,
               AND FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Noncash investing and financing activities:

    During 1995 and 1996, the Company completed various acquisitions of businesses and assets (see Note 3). In connection with these acquisitions, the Company issued equity units and assumed liabilities as follows:

                                                                                               1995       1996
                                                                                             ---------  ---------
Fair value of tangible assets acquired.....................................................  $  11,500  $  12,579
Liabilities assumed........................................................................     (3,554)    (8,228)
Fair value of intangible assets acquired...................................................     19,335     16,420
                                                                                             ---------  ---------
                                                                                             $  27,281  $  20,771
                                                                                             ---------  ---------
                                                                                             ---------  ---------

Cash paid for assets.......................................................................  $  17,022  $  15,169
Deferred purchase consideration............................................................      3,000     --
Equity units issued:
  Company units issued (1).................................................................      4,412      5,602
  Subsidiary units and options issued......................................................      2,847     --
                                                                                             ---------  ---------
                                                                                             $  27,281  $  20,771
                                                                                             ---------  ---------
                                                                                             ---------  ---------

------------------------


(1) Company units issued in 1996 includes 397,202 Class A Units valued at $4,950 which are subject to redemption (see Note 3).


    During 1996, the Company acquired $1,377 in property and equipment under capital lease obligations, exclusive of property and equipment under capital lease obligations which were acquired in acquisitions.

    In January 1996, the Company recognized additional members' equity and goodwill of $5,574 and $2,907, respectively, and a reduction in minority interests of $2,667 relating to a recapitalization and merger of companies holding minority equity interests in certain subsidiaries of the Company, which exchanged these interests for Class A Units of the Company.


    In December 1995, the Company issued 3,210,242 Class A Units to an affiliate in satisfaction of a payable of $7,274.


 The accompanying notes are an integral part of these consolidated statements.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION:

    The consolidated financial statements include the accounts of NEXTLINK Communications, L.L.C., a Washington limited liability company, and its majority-owned subsidiaries (the Company). The Company, through predecessor entities, was formed on September 16, 1994 and, through its subsidiaries, provides competitive local telecommunications services in selected markets in the United States. The Company is a majority-owned subsidiary of Eagle River Investments, L.L.C. (Eagle River).

    Prior to January 31, 1997, the Company was organized and operated under a limited liability company agreement. The agreement provided, among other things, for specific allocation of net profits and losses to each member, allocations and distributions to members, and a preferred return to members on their respective contributions invested in the Company, as well as a return of their respective investments in the Company. On January 31, 1997, NEXTLINK Communications, L.L.C. merged with and into NEXTLINK Communications, Inc., a Washington corporation (the Incorporation). See Note 12 for further discussion. Unless otherwise indicated all information presented herein is presented for periods prior to the Incorporation, and therefore relate to the time that the Company was a limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION

    The Company's consolidated financial statements include 100% of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest of greater than 50%. The ownership interests of the other members or partners are reflected as minority interests. The Company's investments in entities in which it has voting interests of at least 20% but not more than 50% are accounted for using the equity method and investments in entities in which it has voting interests of not more than 20% are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated.

    REVENUE RECOGNITION

    The Company recognizes revenue on telecommunications and enhanced communications services in the period that service is provided.

    CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

    MARKETABLE SECURITIES

    Marketable securities consist of U.S. government securities and commercial paper with original maturities beyond three months, but less than 12 months. Marketable securities are stated at cost, adjusted for discount accretion and premium amortization. The securities in the Company's portfolio are classified as "held to maturity," as management has the intent and ability to hold those securities to maturity. The fair value of the Company's marketable securities approximates the carrying value.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PLEDGED SECURITIES

    In connection with the sale of Senior Notes (see Note 6), a portion of the net proceeds were utilized to purchase a portfolio consisting of U.S. government securities, which mature at dates sufficient to provide for payment in full of interest on the Senior Notes through April 15, 1999. The pledged securities are stated at cost, adjusted for premium amortization and accrued interest. The fair value of the pledged securities approximates the carrying value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Direct costs of construction are capitalized, including $853,000 of interest costs related to construction during 1996. There were no interest costs capitalized prior to 1996. Depreciation is computed using the straight-line method over estimated useful lives beginning in the month an asset is put into service.

    Estimated useful lives of property and equipment are as follows:

Telecommunications switching and other equipment...  5-10 years
Fiber optic network................................  15-20 years
Office equipment, furniture and other..............  3-5 years
Leasehold improvements.............................  the lesser of the estimated useful lives
                                                     or
                                                     the terms of the
                                                     leases

    INTANGIBLE ASSETS

    Intangible assets primarily represent costs allocated in acquisitions to customer bases and contracts, software and related intellectual property and goodwill. Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets as follows:

Customer contracts....................................  term of the contracts
Customer bases........................................  5 years
Software and related intellectual property............  5 years
Goodwill..............................................  15-20 years

    LONG-LIVED ASSETS

    The Company periodically reviews the carrying value of its long-lived assets, including property, equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INCOME TAXES

    The Company has been organized and operated under a limited liability company agreement structured in a manner that is intended to result in the classification of the Company as a partnership for federal income tax purposes. Accordingly, no provision for income taxes has been made. See Note 12 for discussion regarding the effect of the Incorporation.

    CONCENTRATION OF CREDIT RISK

    The Company is exposed to concentration of credit risk principally from accounts receivable. The Company had three customers whose revenue each represented approximately 12-14% of the Company's 1995 revenue and one customer whose revenue represented approximately 23% of the Company's 1996 revenue.

    ESTIMATES USED IN FINANCIAL STATEMENT PRESENTATION

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain reclassifications have been made to prior period amounts in order to conform to the current presentation.

    PRO FORMA NET LOSS PER SHARE


    Pro forma net loss per share has been computed using the number of shares of Common Stock and Common Stock equivalents outstanding using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and stock options granted at prices below the assumed initial public offering price of $15.00 per share during the twelve-month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if such shares and options were outstanding for the year ended December 31, 1996.


3. ACQUISITIONS:


    In December 1996, the Company acquired ITC, a switched-based long-distance reseller based in Salt Lake City, Utah. ITC has approximately 9,000 long-distance customers in Utah, Colorado, Arizona, New Mexico and Idaho. Consideration for the acquisition of ITC consisted of a cash payment of $4.0 million, of which $2.6 million was placed into escrow to be paid during 1998, plus the issuance of 397,202 Class A Units of the Company. The Company has granted the seller an option requiring the Company to repurchase the units at $26.06 per unit beginning three years from the date of the closing of the acquisition in the event that the Company has not completed a public offering of its equity securities prior to that time. The Company has valued the units, including the put option, at $4,950,000, or $12.46 per unit.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

3. ACQUISITIONS: (CONTINUED)

    In January 1996, the Company acquired certain assets of FoneNet, Inc. and U.S. Network, Inc. through NEXTLINK Ohio, L.L.C. NEXTLINK Ohio, L.L.C. is currently constructing fiber optic telecommunications systems for the Ohio region. Consideration for the purchase consisted of a cash payment of $9.6 million, the issuance of 287,721 Class A Units of the Company, valued at $651,933, plus the assumption of capital lease obligations of $6.1 million.



    In September 1995, the Company acquired certain assets of Sound Response Corporation and immediately contributed the assets to NEXTLINK Interactive, L.L.C. NEXTLINK Interactive, L.L.C. provides interactive voice response and debit card services. The total cost of the acquisition was approximately $12.2 million. Included in the cost of the acquisition are 1,947,148 Class A Units of the Company valued at $4,411,941 and $3.0 million of deferred purchase consideration payable to BWP, Inc. (formerly known as Sound Response Corporation) of which $1.5 million was paid during 1996 and $1.5 million is payable during 1997.


    In May 1995, the Company acquired certain assets of City Signal, Inc. and Teledial America, Inc. relating to the Magic Number service, through NEXTLINK Solutions, L.L.C. These assets are used by NEXTLINK Solutions, L.L.C. to offer a virtual communications center for mobile professionals and workgroups. The total cost of the acquisition was approximately $617,000.

    In April 1995, the Company acquired the telecommunications business of Tel-West Central Services, Inc., a local exchange service reseller in Spokane, Washington, through acquisition of the ownership units of NEXTLINK Washington, L.L.C. The total cost of the acquisition was approximately $1.2 million.


    In January 1995, the Company acquired certain assets of City Signal, Inc. (which is also known as U.S. Signal) through NEXTLINK Tennessee, L.L.C, primarily consisting of an existing fiber optic telecommunications network in Memphis and another network then under development in Nashville. NEXTLINK Tennessee, L.L.C. is expanding the networks and is currently providing switched local and long-distance telecommunications services in these markets. The total cost of the acquisition was approximately $17.5 million. Included in the cost of the acquisition were 1,256,680 Class A Units and related options of NEXTLINK Tennessee, L.L.C. valued at $2,847,444.


    In September 1994, the Company acquired certain assets of Penns Light Communications, Inc. through NEXTLINK Pennsylvania, L.P. The total cost of the acquisition was approximately $460,000.

    The above described acquisitions have been accounted for as purchases and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of the acquisition, and the results of operations have been included in the accompanying consolidated financial statements since the dates of acquisition. The total purchase price in excess of the fair market value of the net assets acquired was recorded as goodwill. See
Note 10 for a discussion of valuation of Class A Units.

    The following unaudited pro forma information presents the results of the Company as if the above described acquisitions plus the Linkatel acquisition (see Note 12) had occurred as of the beginning of 1995. These results include certain adjustments consistent with the Company's accounting policies.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

3. ACQUISITIONS: (CONTINUED)
These results are not necessarily indicative of the results that actually would have been attained if the acquisitions had been in effect at the beginning of 1995 or which may be attained in the future.

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1995        1996
                                                                                           ----------  ----------

                                                                                               (UNAUDITED, IN
                                                                                                 THOUSANDS)
Revenue..................................................................................  $   25,620  $   36,105
Net loss.................................................................................  $  (15,992) $  (67,616)

4. PROPERTY AND EQUIPMENT:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1995       1996
                                                                                             ---------  ---------

                                                                                                (IN THOUSANDS)
Telecommunications networks................................................................  $  15,358  $  66,762
Office equipment, leasehold improvements, furniture and other..............................      3,710     18,097
                                                                                             ---------  ---------
                                                                                                19,068     84,859
Less accumulated depreciation..............................................................     (1,125)    (8,369)
                                                                                             ---------  ---------
                                                                                                17,943     76,490
Network construction in progress...........................................................     11,721     21,294
                                                                                             ---------  ---------
                                                                                             $  29,664  $  97,784
                                                                                             ---------  ---------
                                                                                             ---------  ---------

5. OTHER LONG-TERM ASSETS:

                                                                                                    DECEMBER 31,
                                                                                                --------------------
                                                                                                  1995       1996
                                                                                                ---------  ---------

                                                                                                   (IN THOUSANDS)
Financing costs...............................................................................  $  --      $   9,822
Cash held in escrow for acquisitions..........................................................     --          8,682
Equity investments............................................................................     --          3,853
Advances to business to be acquired...........................................................     --          1,490
Other noncurrent assets.......................................................................        250        854
                                                                                                ---------  ---------
                                                                                                      250     24,701
Less accumulated amortization.................................................................     --           (728)
                                                                                                ---------  ---------
                                                                                                $     250  $  23,973
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    The Company's equity investments include (i) a 40% investment in Telecommunications of Nevada, L.L.C., which operates a fiber optic telecommunications network serving the Las Vegas market and (ii) a $3.2 million investment in convertible preferred stock of Intermind Corporation, representing a 13.6% voting interest. Intermind markets an interactive communications tool for the World Wide Web and intranet applications.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

6. LONG-TERM DEBT:

    On April 25, 1996, the Company completed the issuance and sale of $350.0 million in principal amount of 12.5% Senior Notes due April 15, 2006. The Company used $117.7 million of the gross proceeds to purchase U.S. government securities, representing funds sufficient to provide for payment in full of interest on the Senior Notes through April 15, 1999 and used an additional $32.2 million to repay the advances and accrued interest from Eagle River. In addition, the Company incurred costs of $9.8 million in connection with the financing (including underwriter discounts and commissions). Interest payments on the Senior Notes are due semi-annually. As of December 31, 1996, the fair value of long-term debt approximated carrying value.

    The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2001 at the following prices (expressed in percentages of the principal amount thereof at stated maturity) if redeemed during the 12-month period beginning April 15 of the years indicated below, in each case together with interest accrued to the redemption date:

YEAR                                                                                   PERCENTAGE
-------------------------------------------------------------------------------------  -----------
2001.................................................................................     106.250%
2002.................................................................................     104.167%
2003.................................................................................     102.083%
2004 and thereafter..................................................................     100.000%

    The indenture pursuant to which the Senior Notes are issued contains certain covenants that, among other things, limits the ability of the Company and its subsidiaries to incur additional indebtedness, issue stock in subsidiaries, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company and its subsidiaries, and enter into certain mergers and consolidations.

    In the event of a change in control of the Company as defined in the indenture, holders of the Senior Notes will have the right to require the Company to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the stated principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. The Senior Notes are senior unsecured obligations of the Company, and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade payables.

7. RELATED PARTY TRANSACTIONS:

    During 1995, Eagle River loaned the Company $7.3 million at an interest rate of prime plus 2%. On December 1, 1995, the note payable and accrued interest were converted to equity.

    Included in payable to affiliates is $1.5 million payable to a Company member in conjunction with the Sound Response Corporation acquisition. The amount is due September 1, 1997.

    The Company incurred expenses provided by an affiliate and minority member for administrative services as a result of a temporary agreement related to certain acquisitions. The Company recorded expenses in connection with fees to this affiliate of approximately $1.5 million in 1995.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

8. COMMITMENTS AND CONTINGENCIES:

    Capitalized leases consist of leases of telecommunications equipment and fiber optic networks. The Company is also leasing premises under various operating leases which, in addition to rental payments, require payments for insurance, maintenance, property taxes and other executory costs related to the leases. The lease agreements have various expiration dates and renewal options through 2015.

    Future minimum payments required under the capital leases and operating leases and agreements that have an initial or remaining noncancelable lease term in excess of one year at December 31, 1996 are summarized below:

                                                                         CAPITAL    OPERATING
YEARS ENDING DECEMBER 31,                                                LEASES      LEASES
----------------------------------------------------------------------  ---------  -----------
                                                                            (IN THOUSANDS)
1997                                                                    $   2,322   $   2,562
1998                                                                        2,310       2,568
1999                                                                        2,213       2,537
2000                                                                        1,921       2,338
2001                                                                          285       1,971
Thereafter............................................................      1,376       8,051
                                                                        ---------
Total minimum lease payments..........................................     10,427
Amounts representing interest.........................................     (2,971)
                                                                        ---------
Present value of future minimum lease payments........................      7,456
Less amounts due in one year..........................................     (1,194)
                                                                        ---------
                                                                        $   6,262
                                                                        ---------
                                                                        ---------

    Total rent expense amounted to $18,000, $579,000 and $2,248,000, in 1994,
1995 and 1996, respectively.

    The Company is obligated under a supply agreement with a telecommunications equipment vendor to purchase a certain dollar volume of equipment over the next four years in order to obtain special pricing. If the Company is unable to meet the required purchase commitment, the Company will be obligated to pay additional amounts for previous purchases.

9. EMPLOYEE BENEFIT PLAN:

    The Company offers a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by an affiliate and Company member. All employees who have worked at least 1,000 hours and have attained the age of 21 are eligible to participate in the plan. Company contributions to the plan totaled $50,000 and $357,000 in 1995 and 1996, respectively.

10. MEMBERS' EQUITY:

    MEMBERSHIP UNITS

    The Company's limited liability company agreement provides for both Class A and Class B membership interests in the Company. Class A Unit holders are entitled to a preferred return on their investment in the Company plus a return of their capital upon the dissolution of the Company. Class B

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

10. MEMBERS' EQUITY: (CONTINUED)
Units are granted in connection with the Company's Amended and Restated Equity Option Plan (EOP). Although Class B Units, when exercised, will constitute an ownership interest in the Company, the interest is limited to the appreciation in the value of the Company, that is the distributable profits interest, if any, of the Company. On January 31, 1997, the Company merged with and into NEXTLINK Communications, Inc. (see Note 12).


    The valuation of membership units is determined by the EOP Administrative Committee. The value of Class A Units as of December 31, 1995 and 1996 was determined to be approximately $3.29 and $9.88, respectively, and the appreciation interest per unit for Class B Units was approximately $1.00 and $7.93 as of the same dates.


    RECAPITALIZATION


    Effective January 1, 1996, the Company merged four of its five operating subsidiaries with newly formed entities owned by the Company (the Recapitalization). As a result of these mergers, the entities and individuals holding minority interests in the subsidiaries exchanged these interests for 1,695,263 Class A Units of the Company (representing an approximate 5.9% ownership interest in the Company) which were valued at approximately $5.6 million. NEXTLINK Washington, L.L.C. did not participate in the merger. The transaction has been accounted for as a purchase of minority interests. Accordingly, the $2.9 million excess of the purchase price over the book value of the interests acquired was recorded as goodwill.



    In addition to the exchange of equity interests, the Company exchanged options to acquire equity interests in the subsidiaries for options to acquire Class B Units in the Company. In connection with this transaction, the Company issued 862,219 options with exercise prices of $0.02 and four-year vesting schedules. These options had substantially the same economic values and vesting schedules as the subsidiary options which were exchanged. These options are included in the summary of information regarding the EOP that follows.


    EQUITY OPTION PLANS

    The Company and certain of its subsidiaries provided for grants of equity option interests (EO Interests) during 1994 and 1995. The various option grants, including those granted pursuant to the Recapitalization, are considered compensatory and are accounted for similar to stock appreciation rights. The Company recognizes compensation expense over the vesting period based on the excess of the fair value of the Class B Units, as determined by the Administrative Committee, over the exercise price of the option and such expense is periodically adjusted for changes in the fair value of the Class B units.

    Effective January 1, 1996, the various option plans mentioned above were replaced by the EOP. The EOP provides for the grant of EO Interests in the Company. Options generally expire 15 years from the date of grant and vest 25% at the end of each of the next four years. Previously granted options continue to vest under their previous schedule which, in most cases, vested 20% at employment and 20% at the end of each subsequent year.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

10. MEMBERS' EQUITY: (CONTINUED)
    Information regarding the Company's EOP is summarized below:


                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                    NUMBER        EXERCISE
                                                                   OF UNITS        PRICES
                                                                  -----------  --------------
Balance, inception (September 16, 1994).........................
  Granted.......................................................      396,759  $         0.02
                                                                  -----------
Balance, December 31, 1994......................................      396,759  $         0.02
  Granted.......................................................      500,994  $         0.02
  Granted pursuant to the Recapitalization......................      862,219  $         0.02
  Canceled......................................................     (165,501) $         0.02
                                                                  -----------
Balance, December 31, 1995......................................    1,594,471  $         0.02
  Granted.......................................................      455,018  $         1.93
  Canceled......................................................      (44,843) $         0.02
                                                                  -----------
Balance, December 31, 1996......................................    2,004,646  $         0.45
                                                                  -----------
                                                                  -----------



    Of the options outstanding at December 31, 1996, there were 1,934,694 with exercise prices ranging from $0.02 to $1.00 and 69,952 with an exercise price of $7.93.



    As of December 31, 1994, 1995 and 1996, there were 26,105, 355,657 and
684,857 options vested, respectively. For the same periods, the weighted average exercise for these vested options were $0.02, $0.02 and $0.05, respectively. The Company recorded $375,000 and $9,914,000 of deferred compensation expense related to the EOP during 1995 and 1996, respectively. Such deferred compensation is included in other long-term liabilities.


    On January 31, 1997, in conjunction with the Incorporation, the Company established a new stock option plan. All options previously outstanding will be regranted under the new plan with terms and conditions substantially the same as under the previous plan except that option holders will no longer have the option to require the Company to repurchase units for cash upon exercise of such units, nor will the Company have the option to repurchase exercised units for cash.

11. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED):

    The financial information presented below reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

11. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED): (CONTINUED)
    Summarized quarterly financial data for 1995 and 1996 is as follows (unaudited, in thousands):

                                                                   1995
                                               ---------------------------------------------
                                                  1ST        2ND         3RD         4TH
                                               ---------  ----------  ----------  ----------
Revenue......................................  $     399  $    1,000  $    2,825  $    3,328
Cost and expenses............................      2,003       3,289       5,271       9,451
                                               ---------  ----------  ----------  ----------
Loss from operations.........................     (1,604)     (2,289)     (2,446)     (6,123)
Other income, net............................         43          36         (95)       (253)
                                               ---------  ----------  ----------  ----------
Net loss.....................................  $  (1,561) $   (2,253) $   (2,541) $   (6,376)
                                               ---------  ----------  ----------  ----------
                                               ---------  ----------  ----------  ----------

                                                                   1996
                                               ---------------------------------------------
                                                  1ST        2ND         3RD         4TH
                                               ---------  ----------  ----------  ----------
Revenue......................................  $   5,370  $    6,671  $    6,919  $    6,726
Cost and expenses............................     12,041      15,415      23,050      26,195
                                               ---------  ----------  ----------  ----------
Loss from operations.........................     (6,671)     (8,744)    (16,131)    (19,469)
Other income (expense), net..................       (445)     (4,973)     (7,371)     (7,297)
                                               ---------  ----------  ----------  ----------
Net loss.....................................  $  (7,116) $  (13,717) $  (23,502) $  (26,766)
                                               ---------  ----------  ----------  ----------
                                               ---------  ----------  ----------  ----------

12. SUBSEQUENT EVENTS:

    INCORPORATION


    On January 31, 1997, the Company was merged into NEXTLINK Communications, Inc. (Communications), a Washington corporation in a tax-free transaction. In the merger, the Company's Class A membership interests were converted into shares of Class B common stock of Communications, and options to purchase Class B membership interests were converted into options to purchase shares of Class A common stock of Communications. Communications Class A common stock and Class B common stock will be identical in dividend and liquidation rights, and will vote together as a single class on all matters, except as otherwise required by applicable law, with the Class A shareholders entitled to cast one vote per share, and the Class B shareholders entitled to cast 10 votes per share. In calculating the number of shares of Communications common stock that each of the Company's Class A members received in the merger, the Company applied a formula that reflected each members' revalued capital account balance as of January 31, 1997. Class B membership options were converted on a one to one basis. After the incorporation, Communications had 44,133,600 and 36,685,209 shares of Class B common stock authorized and outstanding, respectively and 110,334,000 and 0 shares of Class A common stock authorized and outstanding, respectively with options to purchase 2,060,559 shares of Class A common stock outstanding. Communications also has 25,000,000 shares of Preferred Shares authorized, 5,700,000 are outstanding. See below under "Financing." The amount of Class B common stock outstanding excludes 1,576,172 shares of Class B common stock issuable upon exercise of an option granted to Mr. James F. Voelker, the Company's President.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

12. SUBSEQUENT EVENTS: (CONTINUED)
    The conversion of the Company to a taxable corporation will result in the Company recording fully reserved net deferred tax assets. Major items giving rise to deferred tax assets include deferred compensation and certain operating expenses capitalized for tax purposes. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Accordingly, a valuation allowance will be provided for the net deferred tax assets of the Company.

    FINANCING

    On January 31, 1997, the Company completed the sale of 5.7 million units consisting of (i) 14% senior exchangeable redeemable preferred shares (Preferred Shares), liquidation preference $50 per share, and (ii) contingent warrants to acquire in the aggregate 5% of each class of outstanding junior shares (as defined) of the Company on a fully diluted basis as of February 1, 1998, which resulted in gross proceeds to the Company of $285 million and proceeds net of underwriting discounts, advisory fees and expenses of $274 million. Dividends on the Preferred Shares will accrue from January 31, 1997 and will be payable quarterly commencing on May 1, 1997 at an annual rate of 14% of the liquidation preference thereof. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to February 1, 2002 either in cash or by issuing additional Preferred Shares with an aggregate liquidation preference equal to the amount of such dividends. The Company is required to redeem all of the Preferred Shares outstanding on February 1, 2009 at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    Subject to certain conditions, the Preferred Shares are exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date, for the 14% senior subordinated notes (Senior Subordinated Notes) due February 1, 2009 of the Company. All terms and conditions of the Senior Subordinated Notes would be substantially the same as those of the Preferred Shares.

    The contingent warrants are only exercisable on any business day after February 1, 1998 if a Qualifying Event has not occurred on or prior to February 1, 1998. A Qualifying Event means a public equity offering (as defined) or one or more strategic equity investments (as defined) which in either case results in aggregate net proceeds to the Company of not less than $75 million.

    In the event of a change in control of the Company, the Company will be required to offer to purchase all of the then outstanding Preferred Shares at a price equal to 101% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption.

    ACQUISITION

    On February 4, 1997, the Company completed the acquisition of substantially all of the assets of Linkatel Pacific, L.P. (Linkatel), a Los Angeles-based competitive access telecommunications provider. At the time of acquisition, Linkatel operated an 80 mile fiber optic telecommunications network covering several markets in the Orange and Los Angeles county areas. The acquired assets consist primarily of fiber optic network equipment and rights-of-way. The Company plans to expand the network and add switching facilities in order to provide switched local services during 1997. The total purchase price of $42.5 million consisted of a cash payment of $36.1 million, the repayment of debt of $5.6 million and the assumption of net liabilities of $0.8 million.

                NEXTLINK COMMUNICATIONS, L.L.C. AND SUBSIDIARIES

                               DECEMBER 31, 1996

12. SUBSEQUENT EVENTS: (CONTINUED)
    The assets acquired and consideration given were as follows (in thousands):

Fair value of tangible assets and liabilities acquired............  $  12,003
Fair value of intangible assets acquired..........................     29,682
                                                                    ---------
                                                                    $  41,685
                                                                    ---------
                                                                    ---------

Cash paid for assets, including repayment of debt.................  $  41,685
                                                                    ---------
                                                                    ---------


    REVERSE STOCK SPLIT



        On August 27, 1997, the Company effected a 0.441336-for-1 reverse stock split of the issued and outstanding shares of Class A and Class B common stock. All common stock, membership units, and per share amounts in the consolidated financial statements included in this Prospectus have been adjusted retroactively to give effect to the reverse stock split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
  Sound Response Corporation:

    We have audited the accompanying statements of operations of Sound Response Corporation (an Oregon corporation) for the years ended December 31, 1993 and 1994, and for the eight months ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the statements of operations referred to above present fairly, in all material respects, the results of operations of Sound Response Corporation for the years ended December 31, 1993 and 1994, and for the eight months ended August 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Seattle, Washington,

March 22, 1996

                           SOUND RESPONSE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                                        EIGHT
                                                                              YEARS ENDED              MONTHS
                                                                              DECEMBER 31,              ENDED
                                                                      ----------------------------   AUGUST 31,
                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
REVENUE.............................................................  $   1,888,805  $   3,232,907  $   8,285,795
                                                                      -------------  -------------  -------------
COST AND EXPENSES:
    Operating.......................................................        606,690        885,781      2,565,889
    Selling, general and administrative.............................      1,094,155      1,889,106      3,330,860
    Depreciation and amortization...................................         70,410        102,012        151,328
                                                                      -------------  -------------  -------------
                                                                          1,771,255      2,876,899      6,048,077
                                                                      -------------  -------------  -------------
INCOME FROM OPERATIONS..............................................        117,550        356,008      2,237,718
INTEREST EXPENSE....................................................         17,563         20,320         16,848
                                                                      -------------  -------------  -------------
NET INCOME..........................................................  $      99,987  $     335,688  $   2,220,870
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           SOUND RESPONSE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                AUGUST 31, 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of Sound Response Corporation, an Oregon S corporation. The Company was formed August 12, 1991, and is principally engaged in the ownership and operation of enhanced or intelligent communications services.

  REVENUE RECOGNITION

    The Company recognizes revenue in the period that service is provided. Bad debt expense of $2,952, $28,739 and $40,000, are included in selling, general and administrative expenses for the periods ended December 31, 1993 and 1994, and August 31, 1995, respectively.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Provisions for depreciation are computed using the straight-line method over estimated useful lives, which range from five to seven years, beginning in the month an asset is put into service. Leasehold improvements are amortized using the straight-line method over the term of the lease.

  INCOME TAXES

    The Company has been organized and operated under a subchapter S tax status structured in a manner that is intended to result in the classification of the Company as a partnership for federal income tax purposes. Accordingly, no provision for income taxes has been made.

  CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of the Company's customer base among different industries and remedies provided by terms of contracts and statutes.

    Certain of the Company's customers provide a significant portion of the Company's revenues. Customers providing more than 10% of the Company's revenues during the periods ending December 31, 1993 and 1994 and August 31, 1995 are as follows:

                                                              YEAR ENDED DECEMBER 31,    EIGHT MONTHS
                                                                                         ENDED AUGUST
                                                              ------------------------           31,
                                                                 1993         1994           1995
                                                                 -----        -----     ---------------
Number of customers.........................................           3            2              2
Percentage of revenues......................................          71%          42%            97%

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

                           SOUND RESPONSE CORPORATION

                                AUGUST 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  LONG TERM DEBT:

    During 1995, the Company entered into several operating line-of-credit agreements with interest rates ranging from 9.5% to 10.5%. All agreements were cancelled as of August 31, 1995.

3.  COMMITMENTS AND CONTINGENCIES:

    Total rent expense amounted to approximately $51,000 and $78,000 for the years ended December 31, 1993 and 1994, respectively, and $115,000 for the eight months ended August 31, 1995.

4. EMPLOYEE STOCK AWARD PLAN:

    During 1993, the Company established the Key Employee Stock Award Plan (the
Plan). During the years ended December 31, 1993 and 1994, and the eight months ended August 31, 1995, 110,000, 75,000 and 2,500 shares were awarded, respectively. Compensation expense was recorded upon award of the shares. Compensation expense of $88,000, $142,500 and $0 was recognized in the years ended December 31, 1993 and 1994, and the eight months ended August 31, 1995 respectively. The Plan was terminated as of August 31, 1995.

5. SUBSEQUENT EVENT:


    In September 1995, NEXTLINK Communications, L.L.C. (NEXTLINK) acquired certain assets of the Company and immediately contributed the assets to NEXTLINK Interactive, L.L.C. NEXTLINK Interactive, L.L.C. provides interactive nationwide voice response and debit card services. The total cost of the acquisition was approximately $12,193,000. Included in the cost of the acquisition are 1,947,148 units of NEXTLINK valued at $4,411,941 and $3,000,000 of deferred purchase consideration payable to BWP, Inc. (formerly known as Sound Response Corporation). In addition, NEXTLINK made a distribution of $905,000 to BWP, Inc., in 1996 to satisfy certain liabilities in connection with the acquisition.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                                       PAGE
                                                     ---------
Prospectus Summary.................................          1
Risk Factors.......................................          9
The Company........................................         15
Use of Proceeds....................................         16
Dividend Policy....................................         16
Dilution...........................................         17
Capitalization.....................................         18
Selected Historical Consolidated Financial and
  Operating Data...................................         19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............         22
Business...........................................         29
Management.........................................         51
Certain Relationships and Related Transactions.....         61
Security Ownership of Certain Beneficial Owners and
  Management.......................................         63
Description of Capital Stock.......................         65
Description of Certain Indebtedness................         69
Shares Eligible for Future Sale....................         72
Underwriting.......................................         73
Validity of Shares.................................         76
Experts............................................         76
Available Information..............................         76
Glossary...........................................        A-1
Index to Financial Statements......................        F-1



13,200,000 SHARES


NEXTLINK
COMMUNICATIONS,
INC.

CLASS A COMMON STOCK

($.02 PAR VALUE)


                   [LOGO]

SALOMON BROTHERS INC

MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.

LAZARD FRERES & CO. LLC

PROSPECTUS

DATED            , 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                [ALTERNATE PAGE]



                             SUBJECT TO COMPLETION
                                AUGUST 28, 1997


PROSPECTUS


                                                    [LOGO]
13,200,000 SHARES


NEXTLINK COMMUNICATIONS, INC.

CLASS A COMMON STOCK


($.02 PAR VALUE)



Of the 13,200,000 shares of Class A Common Stock, par value $.02 per share (the "Class A Common Stock"), offered hereby 10,000,000 shares (the "Company Offering") are being sold by NEXTLINK Communications, Inc., a Washington corporation (the "Company" or "NEXTLINK") and 3,200,000 shares are being sold by Eagle River Investments, L.L.C., a Washington limited liability company ("Eagle River" or the "Selling Shareholder"). See "Security Ownership of Certain Beneficial Owners and Management." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. See "Use of Proceeds." Of the 13,200,000 shares of Class A Common Stock offered, 2,640,000 shares are being offered by the International Underwriters (as defined herein) outside the United States and Canada (the "International Stock Offering") and 10,560,000 shares are being offered by the U.S. Underwriters (as defined herein) in a concurrent offering in the United States and Canada (the "U.S. Stock Offering" and together with the International Stock Offering, the "Stock Offering"), subject to transfers between the International Underwriters and the U.S. Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the International Stock Offering and the U.S. Stock Offering. See "Underwriting." The closing of the International Stock Offering and the U.S. Stock Offering are conditioned upon each other. Prior to the Stock Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share of Class A Common Stock. For factors to be considered in determining the initial public offering price, see "Underwriting." The Underwriters have reserved up to 1,980,000 shares of Class A Common Stock offered in the Stock Offering for sale at the initial public offering price to officers, directors, employees and other persons designated by the Company who have expressed an interest in purchasing shares.



The Company has two classes of common stock, the Class A Common Stock and the Class B Common Stock, $.02 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The rights of the Class A Common Stock and the Class B Common Stock are substantially identical, except that holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to 10 votes per share. The Class B Common Stock is fully convertible at any time into Class A Common Stock, at the option of the holder, on a one-for-one basis. The Common Stock votes as one class on all matters generally submitted to a vote of stockholders, including the election of directors. See "Description of Capital Stock."


Concurrently with the Stock Offering, the Company is offering $200 million
aggregate principal amount of    % Senior Notes due 2007 (the "New Notes")
pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Debt Offering" and, together with the Stock Offering, the "Offerings"). The consummation of the Stock Offering is not contingent upon the consummation of the Debt Offering.


After the Stock Offering, Eagle River, which is controlled by Craig O. McCaw, will own approximately 83% of the Class B Common Stock, representing 80% of the total voting power of the Company. See "Risk Factors--Control by Craig O. McCaw; Potential Conflicts of Interest," "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."



The Class A Common Stock has been qualified for inclusion in the Nasdaq National Market under the symbol "NXLK."


SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                       UNDERWRITING        PROCEEDS TO         PROCEEDS TO
                                   PRICE TO PUBLIC     DISCOUNT            COMPANY (1)         SELLING SHAREHOLDER
Per Share........................  $                   $                   $                   $
Total (2)........................  $                   $                   $                   $



(1) Before deducting offering expenses payable by the Company, estimated to be $625,000.



(2) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 1,980,000 additional shares of Class A Common Stock at the Price to the Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."


The shares of Class A Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository
Trust Company, on or about           , 1997.

SALOMON BROTHERS INTERNATIONAL LIMITED

             MERRILL LYNCH INTERNATIONAL

                          BEAR, STEARNS INTERNATIONAL LIMITED

                                        LAZARD CAPITAL MARKETS

The date of this Prospectus is             , 1997.

                                [Alternate Page]





                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS



    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any beneficial owner of Class A Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF CLASS A COMMON STOCK.


    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS


    In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations (the "Proposed Regulations"), however, generally would require Non-U.S. Holders to file an I.R.S. Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. In addition, under the Proposed Regulations, in the case of Class A Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United

                                [ALTERNATE PAGE]


States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF CLASS A COMMON STOCK

    In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the disposition of such holder's shares of Class A Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Class A Common Stock as a capital asset and is present in the United States for 183 or more days in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Class A Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Class A Common Stock during this period generally would not be subject to United States federal income tax, provided that the Class A Common Stock is regularly traded on an established securities market.

ESTATE TAX


    Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.


BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS


    The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.



    United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Class A Common Stock to a Non-U.S. Holder at an

                                [ALTERNATE PAGE]




address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor. See the discussion above with respect to the rules applicable to foreign partnerships under the Proposed Regulations.

    The payment of proceeds from the disposition of Class A Common Stock or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Class A Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Class A Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder or beneficial owner is a Non-U.S. Holder (and the broker has not actual knowledge to the contrary). Proposed regulations state that backup withholding will not apply to such payments unless the broker has actual knowledge that the payee is a U.S. person.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                [Alternate Page]




                                  UNDERWRITING



    Subject to the terms and conditions set forth in an underwriting agreement among the Company, the Selling Shareholder and the International Underwriters (the "International Underwriting Agreement"), the Company and the Selling Shareholder have agreed to sell to each of the International Underwriters named below (the "International Underwriters"), for whom Salomon Brothers International Limited, Merrill Lynch International, Bear, Stearns International Limited and Lazard Capital Markets are acting as the international representatives (the "International Representatives"), and each of the International Underwriters has severally agreed to purchase from the Company the aggregate number of shares of Class A Common Stock set forth opposite its name below:



                                                                                    NUMBER OF
INTERNATIONAL UNDERWRITERS                                                           SHARES
---------------------------------------------------------------------------------  -----------
Salomon Brothers International Limited...........................................
Merrill Lynch International......................................................
Bear, Stearns International Limited..............................................
Lazard Capital Markets...........................................................

                                                                                   -----------
      Total......................................................................    2,640,000
                                                                                   -----------
                                                                                   -----------



    The Company and the Selling Shareholder have been advised by the Representatives that the several International Underwriters propose initially to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $         per share. The
International Underwriters may allow, and such dealers may reallow, a concession
not in excess of $         per share to certain other dealers. After the initial
public offering, the public offering price and such concessions may be changed.



    The Company has granted to the International Underwriters and the U.S. Underwriters (the "U.S. Underwriters" and, collectively, with the International Underwriters, the "Underwriters") an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 1,980,000 shares of Class A Common Stock to cover over-allotments, if any, at the price to the public set forth on the cover page of this Prospectus less the Underwriting Discount. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.



    The Company and the Selling Shareholder have entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Lazard Freres & Co. LLC are acting as the representatives (the "U.S. Representatives," and together with the International Representatives, the "Representatives"), providing for the concurrent offer and sale of 10,560,000 shares of Class A Common Stock (in addition to the shares covered by the over-allotment option described above) in the United States and Canada. Both the International Underwriting Agreement and the U.S. Underwriting Agreement provide that the obligations of the International Underwriters and the U.S. Underwriters are such that if any of the shares of Class A Common Stock are purchased by the International Underwriters pursuant to the International Underwriters Agreement, or by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by either the International Underwriters or the U.S. Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Class A Common Stock for the International Stock Offering and the U.S. Stock Offering will be identical. The closing of the U.S. Stock Offering is a condition to the closing of the International Stock Offering and the closing of the International Offering is a condition to the closing of the U.S. Stock Offering.

                                [ALTERNATE PAGE]




    Each International Underwriter has severally agreed that, as part of the distribution of the 2,640,000 shares of Class A Common Stock offered by the International Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of any United States or Canadian Person and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the distribution of the 10,560,000 shares of Class A Common Stock by the U.S. Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any Prospectus relating to the U.S. Stock Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person.


    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares of Class A Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Class A Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

    Each International Underwriter has severally represented and agreed that:
(i) it is not offered or sold and, prior to the date six months after the closing date of the Stock Offering, will not offer to sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom; (iii) it has only issued or passed on or will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock, to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom the document may otherwise lawfully be issued or passed on.

    Purchasers of the shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page thereof.

                                [ALTERNATE PAGE]



    The International Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the several International Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.



    The Company, its directors and executive officers and the Selling Shareholder and certain other shareholders have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except
(a) in the case of the Company, (i) grants of options and issuances and sales of Class A Common Stock issued pursuant to any employee or director stock option plan, stock ownership plan or stock purchase plan in effect on the date of the Underwriting Agreement or (ii) issuances of Class A Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date of Underwriting Agreement; and (b) in the case of directors, executive officers and stockholders of the Company, (including the Selling Shareholder) shares of Class A Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with Salomon Brothers Inc to be bound by the terms of such agreement.


    The Representatives have informed the Company that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock sold in the Stock Offering.


    At the request of the Company, the Underwriters have reserved up to 1,980,000 shares of Class A Common Stock for sale at the initial public offering price to certain officers, directors, employees and other persons designated by the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.



    Prior to the Stock Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be negotiated among the Company, the Selling Shareholder and the Representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance that the price at which shares of Class A Common Stock will sell in the public market after the Stock Offering will not be lower than the price at which they are sold in the Stock Offering by the Underwriters.



    The Class A Common Stock has been qualified for inclusion in the Nasdaq National Market under the symbol "NXLK."


    In connection with the Stock Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchase to cover syndicate short positions created in connection with the Stock Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Stock Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Stock Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the

                                [ALTERNATE PAGE]


market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

                               VALIDITY OF SHARES

    The validity of the Class A Common Stock will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York. As to matters of Washington law, Willkie Farr & Gallagher and Sullivan & Cromwell will rely upon the opinion of Davis Wright Tremaine LLP, Seattle, Washington.

                                    EXPERTS

    The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION


    The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1, Commission File No. 333-32001, under the Securities Act with respect to the shares of Class A Common Stock offered by the Stock Offering. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are necessarily summaries thereof, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


    NEXTLINK is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. Copies of the Registration Statement, periodic reports and other information filed by the Company with the Commission may be inspected at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains periodic reports and other information filed by the Company. This website can be accessed at www.sec.gov. Copies of such material can be also be obtained from the Company upon request by contacting the Company at its principal executive office.

    The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                [ALTERNATE PAGE]


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                     ---------
Prospectus Summary.................................          1
Risk Factors.......................................          9
The Company........................................         15
Use of Proceeds....................................         16

                                                       PAGE
                                                     ---------
Dividend Policy....................................         16
Dilution...........................................         17
Capitalization.....................................         18
Selected Historical Consolidated Financial and
  Operating Data...................................         19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............         22
Business...........................................         29
Management.........................................         51
Certain Relationships and Related Transactions.....         61
Security Ownership of Certain Beneficial Owners and
  Management.......................................         63
Description of Capital Stock.......................         65
Description of Certain Indebtedness................         69
Shares Eligible for Future Sale....................         72
Certain United States Federal Tax Considerations
  for Non-United States Holders....................         73
Underwriting.......................................         76
Validity of Shares.................................         79
Experts............................................         79
Available Information..............................         79
Glossary...........................................        A-1
Index to Financial Statements......................        F-1



13,200,000 SHARES


NEXTLINK
COMMUNICATIONS,
INC.

CLASS A COMMON STOCK


($.02 PAR VALUE)


                   [LOGO]

SALOMON BROTHERS
INTERNATIONAL LIMITED

MERRILL LYNCH INTERNATIONAL

BEAR, STEARNS INTERNATIONAL
LIMITED

LAZARD CAPITAL MARKETS

PROSPECTUS

DATED              , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is a list of the estimated expenses to be incurred by the Company in connection with the distribution of the Class A Common Stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee, all amounts are estimates.


Securities and Exchange Commission Registration Fee..............  $  73,241
NASD Filing Fee..................................................     24,788
Nasdaq National Market Listing Fee...............................     50,000
Printing and Engraving Costs.....................................      *
Accounting Fees and Expenses.....................................      *
Legal Fees and Expenses (excluding Blue Sky).....................      *
Blue Sky Fees and Expenses.......................................      8,000
Transfer Agent and Registrar Fees................................      *
Miscellaneous....................................................      *
                                                                   ---------
    Total........................................................  $  --
                                                                   ---------
                                                                   ---------


------------------------

* To be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 23B.08.510 of the Revised Code of Washington authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company's Articles of Incorporation and By-laws require indemnification of the Company's officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors' and officers' liability insurance.

    The Company's By-laws and Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act (the "Washington Business Act") of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company. In addition, the Company's Articles of Incorporation contains a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts of omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Revised Code of Washington (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

    The Company intends to enter into separate indemnification agreements with each of its directors and executive officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act (numbers adjusted for the Company's 0.441336-for-1 reverse stock split):



    In June 1997, the Company issued 176,534 shares of Class A Common Stock to Comdisco, Inc. ("Comdisco") in connection with the execution of a Master Service Agreement dated as of June 6, 1997 between the Company whereby Comdisco agreed to provide certain telecommunications services to the company in Chicago, Illinois, New York, New York, Atlanta, Georgia, Dallas, Texas and Philadelphia, Pennsylvania and any other areas the parties may agree upon in the future. Such shares of Class A Common Stock were paid in consideration of the exclusivity agreement by Comdisco to refrain from offering its services to any other carrier or reseller in any of the geographical areas covered by the Master Services Agreement. Such shares of Class A Common Stock were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.


    On January 31, 1997, the Company, issued and sold 5,700,000 Units consisting of (i) 14% Senior Exchangeable Redeemable Preferred Shares, liquidation preference $50 per share and (ii) Contingent Warrants to Merrill Lynch & Co. and Toronto Dominion Securities (USA) Inc., as representatives of several underwriters, pursuant to an exemption from registration contained in Section 4(2) of the Securities Act.

    On April 25, 1996, NEXTLINK Communications, L.L.C., the predecessor to the Company, and NEXTLINK Capital, Inc., a Washington corporation and a wholly owned subsidiary of the Company, issued and sold $350,000,000 aggregate principal amount of their 12 1/2% Senior Notes due April 15, 2006 to Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Salomon Brothers Inc and Toronto Dominion Securities
(USA) Inc., as representatives of several underwriters, pursuant to an exemption from registration contained in Section 4(2) of the Securities Act.


    Effective January 1, 1996, the Company issued 287,721 Class A Units to U.S. Network Corporation in connection with the Company's acquisition of an existing fiber optic network and switching facilities in the downtown business centers of Cleveland, Columbus and Akron, Ohio. Such Class A Units were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.



    Effective March 28, 1996, the Company merged four of its five operating subsidiaries with newly formed entities owned by the Company (the "Recapitalization"). As a result of these mergers, the entities and individuals holding minority interests in the subsidiaries exchanged these interests for 1,695,263 Class A Units of the Company (representing an approximate 5.9% ownership interest in the Company) which were valued at approximately $5.6 million. NEXTLINK Washington, L.L.C. did not participate in the merger. The transaction has been accounted for as a purchase of minority interests. Accordingly, the $2.9 million excess of the purchase price over the book value of the interests acquired was recorded as goodwill. In addition to the exchange of equity interests, the Company exchanged options to acquire equity interests in the subsidiaries for options to acquire Class B Units in the Company. In connection with this transaction, the Company issued 862,219 options with exercise prices of $0.02 and four-year vesting schedules. These options had substantially the same economic values and vesting schedules as the subsidiary options which were exchanged. Such securities were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.



    On December 13, 1996, the Company issued 397,202 Class A Units to the prior owners of ITC in connection with the acquisition of ITC by the Company. ITC is a switched-based long distance reseller based in Salt Lake City, Utah with operations in Utah, Colorado, Arizona, New Mexico and Idaho. Such Class A Units were issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act.

    At various times during 1996 and January 1997, the Company issued options under the Amended and Restated Equity Option Plan of NEXTLINK Communications, L.L.C. (the "EOP") to its employees to purchase an aggregate of 554,540 Class B Units. The exercise prices of these options range from $0.02 (with respect to options to purchase 78,394 Class B Units) to $1.00 (with respect to options to purchase 319,913 Class B Units) to $7.93 (with respect to options to purchase 156,233 Class B Units). The options granted generally vest over four years. Such options were issued in reliance upon an exemption from registration contained in
Section 4(2) of the Securities Act.



    From the inception of NEXTLINK through the end of 1995, NEXTLINK's capital and operational funding was provided on an as needed basis, primarily by Eagle River. During this period, under NEXTLINK's limited liability company agreement, one equity unit was issued for each dollar in cash or assets contributed to NEXTLINK. The equity ownership units issued from time to time during the course of this period thus reflect this one dollar to one equity unit equivalency. As of December 31, 1996, Eagle River had contributed approximately $53.9 million to NEXTLINK and had received approximately 23.8 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 31.9 million shares of Class B Common Stock of the Company on January 31, 1997, including certain issuances described below.



    On September 1, 1995, NEXTLINK agreed to pay $3.0 million to BWP, Inc. in connection with the acquisition of certain assets of Sound Response Corporation. A payment of $1.5 million was made on September 1, 1996 and an additional payment of $1.5 million is due September 1, 1997. In addition, NEXTLINK issued approximately 1.9 million Class A Units in NEXTLINK Communications, L.L.C., which were converted to approximately 2.6 million shares of Class B Common Stock of the Company on January 31, 1997, to BWP, Inc. in connection with this asset acquisition.


    On January 31, 1995, Eagle River lent NEXTLINK $3.3 million in connection with the acquisition of certain assets from City Signal, Inc. The note was unsecured and bore interest at the prime rate plus 2%. The note plus accrued interest was repaid with a portion of the net proceeds of NEXTLINK's offering of 12 1/2% Notes. NEXTLINK's principal equity owner, Mr. Craig O. McCaw, through Eagle River made advances to NEXTLINK primarily to fund NEXTLINK's capital expenditures (excluding acquisitions) and operating losses between January 1996 and April 1996. These advances of approximately $32.2 million, including accrued interest, were repaid using a portion of the net proceeds of the offering of the 12 1/2% Notes.


    During 1995, Eagle River lent NEXTLINK $7.3 million in connection with asset acquisitions and operating expenses. The note bore interest at the prime rate plus 2% and, on December 1, 1995, was converted to equity and approximately 3.2 million Class A Units in NEXTLINK Communications, L.L.C., which, along with the other Units owned by Eagle River, were converted to shares of Class B Common Stock of the Company on January 31, 1997.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:


     *1.1  --Form of U.S. Underwriting Agreement.

     *1.2  --Form of International Underwriting Agreement

     +3.1  --Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of the Company, file no. 333-23377).

     +3.2  --By-laws of the Company (incorporated by reference to Exhibit 3.2 to the
             Registration Statement on Form S-4 of the Company, file no. 333-23377).

     *4.1  --Indenture dated as of             , 1997 between the United States Trust Company
             of New York, as Trustee, and the Company, including form of Global Note.

     +4.2  --Indenture dated as of April 25, 1996 between the United States Trust Company of
             New York, as Trustee, and the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of NEXTLINK Communications, L.L.C. (the
             predecessor of the Company) file no. 333-4603).

     +4.3  --Certificate of Designations of the Powers, Preferences and Relative Participating,
             Optional and Other Special Rights of the 14% Preferred Shares (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of the Company,
             file no. 333-23377).

     *5.1  --Opinion of Willkie Farr & Gallagher.

     *5.2  --Opinion of Davis Wright Tremaine, LLP.

    +10.1  --Stock Option Plan of the Company (incorporated by reference to Exhibit 10.1 to the
             Registration Statement on Form S-4 of the Company, file no. 333-23377).

    +10.2  --Management Agreement, dated as of April 30, 1996, by and between NEXTLINK
             Management Services, L.L.C. and Telecommunications of Nevada, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of NEXTLINK
             Communications, L.L.C. (the predecessor of the Company) file no. 333-4603).

    +10.3  --Collateral Pledge Agreement dated April 25, 1996 between the Company and the
             United States Trust Company of New York (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of NEXTLINK Communications, L.L.C. (the
             predecessor of the Company) file no. 333-4603).

      11   --Statement Regarding Computation of Net Loss Per Share.

     *21   --Subsidiaries of the Registrant.

     23.1  --Consent of Arthur Andersen LLP.

    *23.2  --Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit
             5.1).

    *23.3  --Consent of Davis Wright Tremaine, LLP (included in their opinion filed as Exhibit
             5.2).

     +24   --Powers of Attorney.


------------------------


+ Previously filed.


* To be filed by amendment.

    (b) Financial Statement Schedules:

    All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that item shall be deemed to be the initial bona fide public offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on August 27, 1997.


                                NEXTLINK COMMUNICATIONS, INC.

                                BY:  /S/ JAMES F. VOELKER
                                     -----------------------------------------
                                     James F. Voelker
                                     TITLE: PRESIDENT


    Pursuant to the requirements of the Securities Act, this Amendment has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ STEVEN W. HOOPER       Chairman of the Board and      August 27, 1997
------------------------------    Director
       Steven W. Hooper

      /s/ WAYNE M. PERRY        Vice Chairman of the Board     August 27, 1997
------------------------------    and Chief Executive
        Wayne M. Perry            Officer (Principal
                                  Executive Officer) and
                                  Director

     /s/ JAMES F. VOELKER       President and Director         August 27, 1997
------------------------------
       James F. Voelker

    /s/ KATHLEEN H. ISKRA       Vice President, Chief          August 27, 1997
------------------------------    Financial Officer
      Kathleen H. Iskra           (Principal Financial
                                  Officer and Principal
                                  Accounting Officer)
              *                 Director                       August 27, 1997
------------------------------
        Craig O. McCaw
              *                 Director                       August 27, 1997
------------------------------
       Dennis Weibling
       /s/ SCOT JARVIS          Director                       August 27, 1997
------------------------------
         Scot Jarvis
    /s/ WILLIAM A. HOGLUND      Director                       August 27, 1997
------------------------------
      William A. Hoglund

*        /s/ R. BRUCE EASTER,   Attorney-in-fact               August 27, 1997
             JR.
------------------------------
     R. Bruce Easter, Jr.